Vast Renewables Limited

For the fiscal year ended June 30, 2024

Suite 7.02, 124 Walker Street,
North Sydney, NSW 2060,
Australia
(Address of principal executive offices)

INDEX TO FINANCIAL STATEMENTS

Directors' Report

Information on the Company

A. History and Development of the Company

We were incorporated as Vast Solar Pty Ltd, an Australia private company limited by shares, on March 27, 2009. On October 19, 2023, we were renamed Vast Renewables Limited and converted into an Australian public company limited by shares. On December 18, 2023 (the "Closing Date"), we consummated the Capital Reorganisation pursuant to the Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub merged with and into NETC, with NETC continuing as the Surviving Corporation and a wholly owned direct subsidiary of the Company and the Company became a publicly traded company on Nasdaq under the trading symbols "VSTE" and "VSTEW".

We developed and refined our concentrated solar thermal power (CSP) technology over 13 years through: (i) prototyping, testing and refining field optics (2009-2010), (ii) optimizing and testing our modular array design (2010-2011), (iii) prototyping and testing our receivers and sodium loop (2011-2014) and, most importantly, (iv) five years of piloting prototypes including building and operating for 32 months the world's first 1.1 MW grid-connected demonstration plant located in Forbes, Australia. Since that time, our strategies for continuous growth and penetration into the market have included: (i) focusing on the enhancement and refinement of our novel CSPv.3.0 technology and delivering on milestones for development of projects in its pipeline, predominately VS1 and SM1, (ii) developing and strengthening its strategic partnerships with key partners including Nabors, the Commonwealth Scientific and Industrial Research Organisation (CSIRO), EDF, and Mabanaft, and (iii) planning to expand into global markets with particular focus on the increasing electrical demand in the US and international demand for e-fuels with potential projects in the US, Saudi Arabia, Chile and parts of Africa.

The Company's registered office and principal executive office is Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia and our telephone number is +61 2 4072 2889. The Company's principal website address is https://www.vast.energy/. We do not incorporate the information contained on, or accessible through, the Company's websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website is *http://www.sec.gov*.

B. Business Overview

We are a CSP technology company. We have developed proprietary next-generation CSP technology that provides clean, dispatchable renewable energy for utility-scale power, clean fuel production and process heat applications. Our vision is to provide continuous carbon-free energy globally by deploying our CSP technology and complementary technologies (e.g., intermittent solar PV and wind) to deliver renewable and dispatchable electricity, heat and storage on a continuous basis. We believe our CSP technology is capable of providing competitive, dispatchable and carbon-free power for on- and off-grid power generation applications, energy storage, process heat, and has the potential to unlock green fuels production (e.g., solar methanol, sustainable aviation fuels ("SAF"), green hydrogen).

Our CSP technology is deployed through a proprietary system that is smart, modular and highly cost-effective to construct and operate, and was awarded the International Energy Agency's SolarPACES 2019 Technical Innovation Award. Our CSP system uses a distributed modular tower design and a sodium heat transfer loop to gather energy from the sun, which is then stored in molten salt for dispatch as either power or heat. Sodium is a superior thermal conductor (e.g., superior to molten salt) that is key to enabling our modular tower design, and the modular design delivers improved performance, lower cost and reduced risk relative to previous generations of CSP technology.

Our system ("CSPv3.0") combines the modularity and reliability benefits of Parabolic Trough CSP systems ("first generation CSP systems," or "CSP 1.0") with the economies of scale of Central Tower CSP systems ("second generation CSP systems," or "CSP 2.0") and delivers cost-competitive, reliable, and efficient CSP.

We believe the scalability of projects is critical to de-risking long term investment into modular CSP projects. We believe the modular tower design utilized in our CSP technology will result in a lower construction cost and complexity, de-risking the upfront investment into projects when compared to traditional central tower designs. Smaller, lighter towers are safer to construct and deploy, requiring no specialized equipment for construction and maintenance. The smaller scale of individual components also allows for reuse of assembly lines that can be relocated to subsequent projects, reducing the burden on individual projects for manufacturing costs.

The following diagram illustrates the key processes in our CSP system.


Air cooled condenser
Rankine cycle steam turbine
Cold molten salt tank
Receiver
Steam generator (boiler)
Grid connection
Hot molten salt tank
Sodium/salt heat exchanger
Heliostat array
Sodium loop
1
Solar energy is captured in solar fields consisting of heliostats (mirrors) that focus the Direct Normal Irradiation (DNI) onto a receiver/ collector
2
Energy is then absorbed and transferred by the heat transfer fluid (HTF) to the thermal energy storage system (TES) for storage, or immediate use
3
The steam generation system converts the energy in the HTF to steam, which drives a steam turbine generator in the same manner as traditional thermal power plants
4
Energy in the TES can also be used for green fuels or process heat applications.

Development of our technology has been supported by multiple non-dilutive grants from the governments of Australia, Germany, and the United States and is led by an experienced team with a demonstrated track record of successful project development. Further, we expect our relationship with Nabors will help us accelerate the realization of our pipeline through access to Nabors' global relationships; improve our technology through Nabors' advanced manufacturing, engineering, automation and robotics expertise; and lower costs through Nabors' extensive supply chain and operational experience across the globe.

We are currently developing 230MW of projects in Australia and have a multi-GW global pipeline of potential CSP projects in North America, Europe and the Middle East as of June 2024, with up to A$215 million of conditional funding approval from the Australian and German governments to be contributed to Vast projects. Further, policy support from the IR Act is expected to improve the economics of projects we may develop in the U.S., which we believe will accelerate deployments in the U.S. through production tax credits ("PTC") and 30+% investment tax credits ("ITC").

Our principal, near-term projects under development are located in Australia and comprised of the following:

- **Vast Solar 1, or VS1**, a 30 MW reference CSP plant located in Port Augusta, south Australia that we are funding with the support of the Australian government of up to A$110 million of concessional financing and up to A$65 million from a non-dilutive grant. Under the ARENA funding agreement dated January 27, 2023 (as amended), ARENA agreed to pay A$65 million to Vast Solar 1 Pty Ltd in tranches over the course of 2025 to 2029. The specified completion date for the first milestone is June 30, 2025 and the amount payable by ARENA to Vast Solar 1 Pty Ltd upon completion of that milestone (excluding goods and services tax) is A$4,576,486. The specified completion date for the final milestone is August 31, 2029 and the amount payable by ARENA to Vast Solar 1 Pty Ltd upon completion of that milestone is A$250,000 (excluding goods and services tax). In total, provided that all milestone specified in the funding agreement are met on time: (i) A$17,383,448 (ex-GST) would become payable in 2026; (ii) A$36,790,066 (ex-GST) would become payable in 2027; (iii) A$4,500,000 (ex-GST) would become payable in 2028; and (iv) A$1,750,000 (ex-GST) would become payable in 2029. The construction of VS1 is expected to take two years, the commencement of which is aligned with both the milestones under the ARENA funding agreement and the need to secure the additional capital necessary to achieve financial close of the VS1 project. On commencement of operations, VS1 will use our modular tower CSP technology to charge storage of 288MWh and will generate clean, low-cost, dispatchable power on demand, catalyzing an export-focused renewables manufacturing industry and creating hundreds of direct and indirect jobs.

- **Solar Methanol 1, or SM1**, a 20 ton per day solar methanol demonstration facility that will be co-located with and partially powered by VS1. We anticipate that SM1 will be supported by up to AUD19.5 million and EUR 13.2 million of non-dilutive grants from the governments of Australia and Germany, under the Hydrogen

Innovation and Technology Incubator ("HyGATE") program, a funding program intended to support real-world pilot, trial and demonstration projects along the hydrogen supply chain. We expect SM1 to become operational shortly after VS1. As of the date of this Annual Report, we received conditional offers from the governments of Australia and Germany for such grants and we plan to pursue binding commitments within the coming months.

• **SiliconAurora Pty Ltd, or SiliconAuror**a, a joint venture with 1414 Degrees in which we own a 50% interest. Through SiliconAurora we are co-developing a 140 MW battery energy storage system ("BESS") on the Aurora site on which VS1 will be deployed. Neither SiliconAurora nor 1414 Degrees have any involvement in VS1 other than SiliconAurora providing a site with approvals for VS1. Vast's aim is to have the SiliconAurora BESS shovel-ready and saleable by mid 2025.

• **EDF Australia ("EDF Australia")** will partner with Vast to develop Australian CSP projects that will further Australia's transition to a clean-energy economy. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement ("JVA") will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate.

Market Overview

The ongoing drive for decarbonization of the global electricity generation sector has resulted in significant demand for renewable energy generation. The International Energy Agency ("IEA") currently forecasts more than a four times increase in the volume of energy generated through renewable technologies by 2050, including deployment of up to 430 GW of new CSP capacity globally for on-grid applications alone. This totals approximately 25,000 GW of new projects that will be developed by 2050. The following diagram illustrates this projected growth by region.



Solar PV, wind and hydro are well established technologies that are anticipated to continue to be the dominant technologies throughout this period of growth. However, each of these technologies has inherent limitations. For example, the availability of new hydro projects is increasingly limited due to geographical reasons as most of the attractive locations have already been developed. New wind projects, which are not dispatchable, are similarly challenged as many of the best sites are already developed and permitting is increasingly difficult. Solar PV is more predictable than wind but continues not to be dispatchable as power generation is contingent on the solar resource being available alongside demand. Battery storage options have the potential to make both wind and solar PV generation dispatchable, but batteries with storage greater than four hours remain cost prohibitive. We believe CSP has the potential to alleviate many of these limitations by providing dispatchable renewable energy generated in sunbelt countries on a continuous basis.

Demand for Dispatchable Renewable Energy

The IEA is recognized as one of the most authoritative and comprehensive sources for global energy data. According to IEA data, there is currently approximately 6,800 MW of CSP in operation globally.

Using a sophisticated model that takes into consideration multiple exogenous factors and cost projections linked to different emission scenarios, the IEA's forecast projects rapid growth in both the Stated Policies ("STEPS") and Net Zero Emissions ("NZE") case scenarios modelled by the IEA. The NZE case scenario is a normative IEA scenario that shows a pathway for the global energy sector to achieve net zero CO_2 emissions by 2050, with advanced economies reaching net zero emissions in advance of others. STEPS provides a more conservative benchmark for the future, because it does not take it for granted that governments will reach all announced goals. Instead, it takes a more granular, sector-by-sector look at what has actually been put in place to reach these and other energy-related objectives, taking account not just of existing policies and measures but also of those that are under development. The STEPS explores where the energy system might go without a major additional steer from policy makers.

According to a top tier management consulting firm, the four principal markets where CSP is expected to play a sizeable role are (i) utility scale grid applications, (ii) off-grid applications, (iii) process heat and (iv) sustainable fuels and hydrogen.



Utility Scale Grid Applications

On-grid applications for dispatchable green energy primarily seek to resolve shortfalls in the supply of electricity resulting from the exit of coal fired generators and other traditional fossil fuel technologies from various electricity markets globally. CSP provides long-duration dispatchable renewable generation that can bridge the gap between solar PV and wind variable supply and demand from the grid. Long-duration storage in the form of thermal salt based energy storage within CSP allows for energy collected during the day to be stored and dispatched overnight where the shortfall due to the lack of solar PV generation is greatest. As a result, CSP technology is positioned to play a significant role in fulfilling the need for long-duration dispatchable renewable generation.





The Australian National Electricity Market ("NEM"), an energy-only market with a grid covering five states in Australia, offers a case study to visualize the role CSP can play in decarbonizing grids of sunbelt countries. The NEM has experienced some of its longest periods of consistently elevated spot electricity prices in the recent past. A number of factors, such as the war in Ukraine, floods in New South Wales and Queensland coal mines and coal-fired generators being offline due to faults and maintenance, have contributed to this current crisis of the NEM.

While most of these issues are expected to be resolved in the near to medium term, the current NEM offers a glimpse of what the NEM, and other electricity markets, of the future could look like in the absence of sufficient additional dispatchable renewable generation to replace the 14,000 MW of coal-fired generators expected to go offline by 2030, while electricity demand is projected to double by 2050.

We believe the market disruptions of the recent past are driven by short term idiosyncrasies that have left high-priced gas generation as the price-setter. One of the underlying causes is the absence of dispatchable generators. In the absence of investment in dispatchable renewables over the next few years, the crisis could repeat in the NEM and other electricity markets.



Against this backdrop, the Australia Energy Market Operator's ("AEMO") 2022 Integrated Systems Plan ("ISP") notes that investment is needed to triple the firming capacity provided by new low-emission firming alternatives that can respond to a dispatch signal, with efficient network investment to access it. The ISP emphasizes the need to deploy 46 GW per 640 GWh of dispatchable storage in all its forms.

AEMO notes the value of medium depth storage is in its intra-day energy shifting capabilities, driven by the daily shape of energy consumption by consumers, and the diurnal solar generation pattern. We believe that in hot and dry climates like Australia, CSP is well positioned to address this need. VS1 represents the first step towards deploying this technology at scale in Australia to provide for storage of 4 to 12 hours' duration. Furthermore, AEMO notes that with fewer synchronous generating units, there are fewer sources of system strength, dynamic reactive support, inertia, primary frequency response and frequency control ancillary services that these units have traditionally provided. We believe that projects using Vast's CSP technology could be deployed with clutched turbines which could enable them to operate as synchronous-condensers even at times when the project is not dispatching electricity into the grid.

Off-Grid Applications

There is a growing need for stable continuous renewable energy to deliver on the emissions reduction ambitions of industrial companies working in off-grid locations. Mine site demand is traditionally a continuous 24/7 operation that requires a reliable supply of electricity. Standalone solar PV and wind are unsuitable for high renewable penetration generation in off-grid applications and the distance to grid generally makes it cost-prohibitive to connect to a larger network to access firming energy. We believe CSP offers a cost-competitive solution in decarbonizing mining operations, especially when utilized together with other renewables, such as solar PV and wind. Electrification of fleet and machinery is expected to drive increased demand for dispatchable renewable solutions from mine operators, further expanding the potential market for CSP.

As ESG concerns become paramount in major export markets like the European Union, Australian miners are now looking to source more green energy and are willing to spend more to meet these requirements. Ensuring a bankable and technologically feasible option is available is crucial to supporting these miners on their decarbonization journey. The following table shows the commitments made by major mining companies to reduce carbon emissions over the next ten years.

Major miners are committed to slashing emissions by a third over the next decade...

Select examples of emissions reductions targets

		AngloAmerican	BHP	GLENCORE	RioTinto	FMG Fortescue	VALE
Carbon Neutral Scopes 1 & 2		2040	2050	2050	2050 at operations	2030 scopes 1 & 2	2050 scopes 1 & 2
	Absolute	-30%	-30% by 2030	-40% by 2035	-30% by 2030	-100% by 2030	-33% by 2030
Scope 1 & 2	Intensity	-	-	-	-15%	-	-
	Baseline	2016	2020	2019	2018	2020	2017
Scope 3		-	-	-40% by 2035	-	-100% by 2040	-15% by 2035

Intermittent renewables such as solar PV and wind alone cannot deliver reliable 24/7 supply of energy to the miners, and we believe that energy storage options such as batteries (too expensive at the duration required) and PHES (insufficient water in regions like the North West Minerals Province and the Pilbara) are not viable. CSP works best in environments with excellent solar resource and abundant land, allowing delivery of low-cost, utility scale, firm and fully dispatchable energy in the form of either heat or electricity. The dispatchable night time renewable energy provided by CSP can increase the decarbonization of power generation for mining operations from 50% to 70% by combining solar PV, wind and batteries to greater than 90% with the addition of CSP at a cost below the total cost of diesel or gas generation.4

Vast has identified between 2.8 to 4.4GW of potentially addressable power demand by mine sites suitable for Vast's CSP technology in Australia alone and 8.1 to 12.8GW globally.5 CSP is suitable for off-grid connected electricity generation at remote locations with strong solar resource as shown by the North West Queensland Hybrid Power Project ("NWQHPP" now referred to as "Vast Solar 2" or "VS2") (noting that in March 2023, the Queensland government announced a A$5 billion investment by it in the "Copper String 2.0" 1000km high voltage network line project to connect the North West Minerals Province to the NEM), which is expected to be capable of delivering power at costs less than gas-fired generators. Most off-grid/remote mines currently produce electricity with fossil fuels. Off-grid users are increasingly exploring renewable solutions; CSP will need to meet LCOE and reliability objectives to gain market share. Upon completion, VS2 could leverage as a reference project for off-grid mining to supply high reliability green electricity to off-grid operators.

Process Heat

Industry emissions are currently expected to see limited decarbonization by 2050 compared to electricity supply, as shown in the graph below.



CSP stores collected solar energy as heat, which can then be supplied as steam at temperatures up to 600oC in a dispatchable manner. This enables supply of both electricity and heat from a single plant, resulting in lower costs compared to electrical heating alternatives using intermittent renewable sources.

Similar to sustainable fuels, CSP has the potential to replace fossil fuels and other renewable energy sources in this area due to the following factors:

• *High Temperature Heat:*   CSP can generate heat at high temperatures, making it suitable for industrial processes that require high heat input such as generating steam for power production or for use in chemical processes.

• *Flexibility:*   CSP can be designed to operate at a range of temperatures, making it suitable for a wide range of industrial applications.

• *Dispatchability*:   CSP can store thermal energy, enabling it to be dispatched as needed to meet industrial heat demand, even during cloudy weather or at night.

• *Cost-effectiveness*:   CSP has the potential to be competitive with traditional fossil fuels for industrial heat production, particularly when considering the cost of natural gas and the increasing cost of carbon emissions.

• *Sustainability*:   CSP is a renewable energy source that generates low greenhouse gas emissions, making it a sustainable alternative to fossil fuels for industrial heat production.

Our CSP technology is expected to be a cost-efficient way to deliver long-duration dispatchable renewable energy, with capability to generate temperatures up to 600 degrees Celsius, making it suitable for industrial processes.



Sustainable Fuels and Hydrogen

There is a growing market for CSP solutions for power and heat supply across four types of sustainable fuels: methanol, SAF, ammonia and low-carbon hydrogen. CSP's advantages in this segment include the following:

- *Affordability:* The combination of heat and electricity that CSP systems can provide offers lower overall primary energy costs for green fuel production than electricity-only systems.

- *Efficiency:* High temperatures (up to 600 degrees Celsius) in CSP systems drive efficient heat storage and generation compared with using PV.

- *Dispatchability:* CSP systems can be dispatched on demand, making them a flexible source of heat and electricity that complements intermittent generators.

- *Predictability:* CSP delivers renewable energy with the certainty of sunlight, making it more reliable than wind.

- *Stability:* CSP can be configured to complement daytime PV by operating as a synchronous condenser, delivering stability benefits to grids and dedicated green fuel mega-projects.

- *Energy Storage:* CSP systems can be configured to store excess daytime energy, which is made available during evening and morning peak periods, and overnight.

- *Scalability:* CSP systems use less land that PV and wind to generate the same amount of electricity.

This demand for CSP is compounded by the significant supply/demand gap that is expected across green methanol, green ammonia and SAF. For example, by 2030, there is an approximately 16-billion-liter gap between projected capacity and demand to meet IATA targets, primarily due to the fact that hydroprocessed esters and fatty acids ("HEFA") comprise a majority of SAF plant commitments are not expected to meet demand in the long-term due to constraints in supply of used cooking oils.8 The following chart shows the estimated market for CSP in relation to production of sustainable fuels and hydrogen.

Table of Contents

	Key use case	Renewable volume 2030	Renewable volume 2050	Key assumption for GW conversion	Estimated renewable market (GW) 2030	Estimated renewable market (GW) 2050	Key assumption for CSP share of market	Est. suitable for CSP Market (GW) 2030	Est. suitable for CSP Market (GW) 2050
SAF		Synthetic Fuel (nonbio) <1 Bn L	90 – 260 Bn L 2030 based on planned production, 2050 based on 20% and 50% SynFuel scenarios	• SAF energy density: 35 MJ / L • Process efficiency: 52.7% • Capacity factor: 58-96%	1 - 3	200 - 940	Assumes countries with sufficiently high solar irradiance for CSP have a share of Synthetic SAF production that is proportional to the amount of Aviation activity in their region: ~64%	1 - 2	120 - 600
Methanol		~7MT	~113MT Based on average of Methanol Institute and Maersk McKinney forecasts	• Methanol energy density: 6.2MWh / tonne • Methanol production process efficiency: 48 – 52% • Capacity factor: 58-96%	9 - 17	120 - 220	Assumes that priority countries suitable for CSP will produce methanol for the ships in their ports + ships in the top 10 largest ports in the world that can store fuel. (1) These ships account for ~47% total fuel consumption	4 - 8	55 - 100
Ammonia		~74MT	~185MT Based on average of IRENA and Maersk McKinney forecasts	• Energy required per tonne of Ammonia: 9.2 – 10 MWh • Capacity factor: 58-96% (assumes 8 – 11 hours of sunlight and CapEx invested for additional 6 – 12 hours of thermal storage and PV)	80 – 150	270 – 460	Assumes that priority countries suitable for CSP will produce methanol for the ships in their ports + ships in the top 10 largest ports in the world that can store fuel.(1) These ships account for ~47% total fuel consumption	35 - 70	120 - 220
Low-carbon Hydrogen		Green Hydrogen ~6MT	~73MT Low-carbon hydrogen based on stated policies. Green hydrogen shared based on IEA forecasts	• Green Hydrogen energy density: ~37MWh / tonne • Process efficiency: ~82% • Capacity factor: 58-96%	25 - 50	360 - 660	Lower end: (20%) assume same proportion will be captured as off-grid CPS power genreation Higher end: (59%) priority countries with high irradiance can produce green Hydrogen using CSP	10 - 25	180 - 330

Source: *As Prepared by a Top Tier International Management Consulting Firm. DNV GL, JP Morgan, IRENA, Maersk Mc -Kinney Moller Center, Methanol Institute, press articles, National Hydrogen Strategy; Irena; COAG Energy Council; BNEF; Wood Mackenzie; IEA Roadmap to Net Zero by 2050; IRENA World Energy Transitions Outlook: 1.5C Pathway; CEFC Australian hydrogen market study; Qantas 2022 Sustainability Report; U.S. Energy Information Administration*

(1) Top 10 ports are in China (already included in priority countries), Singapore, South Korea (Busan), and Netherlands (Rotterda m)

Demand for hydrogen globally is increasing rapidly across all industries for applications in power and heat that traditionally utilized fossil-based fuels. By 2050 the total volume of hydrogen produced utilizing renewable generation is expected to increase to 73Mt p.a. according to a top-tier management consultant.


Key use cases: Low carbon demand by application 2050 total global demand share (Mtpa, %)
Ocean shipping
Building heat
Coast shipping
Industry heat
Light road
Building power
Heavy road
Industry power
Steel
Aviation
Petrochemical
Off-highway
Ammonia
Refineries
Methanol
8
4
6
9
7
8
8
6
5
4
0
19
9
6
1

CSP's stable supply of power through its long-duration storage can help hybrid renewable power and heat generation systems to maximize the operation of renewably powered hydrogen electrolysis, liquefaction and hydrogen conversion facilities.

CSP's Unique Advantages

Unlike variable renewable energy, such as solar PV and wind, and energy storage technologies, such as batteries, which are only as renewable as the energy used to charge them, and only "dispatchable" when full, CSP is a clean dispatchable generation technology of which the primary energy source is solar energy. In contrast to solar PV, which converts incoming photons into electrical energy at the panel level, CSP utilizes solar energy as heat by using mirrors to focus such energy onto thermal receivers. Heat can be easily transported to central storage tanks where it is stored in low-cost media without significant losses. When demand for electricity occurs, the stored heat is used to create steam to drive a steam turbine and generator. This decoupling of energy collection from electricity generation provides three significant advantages:

(1) Dispatchable output: Energy collected during the day can be stored for hours or days and used in the evening, at night and/or early morning before the sun comes up.

(2) ***Controllable output:*** Output from the plant is completely controllable. When the turbine in the CSP plant (which is decoupled from the collector through the TES system) is operating, energy supply remains constant regardless of cloud coverage or the time of day.

(3) ***Flexible renewable heat source:*** Some or all of the heat can be released directly from the storage tanks to be used as industrial scale processes heat.

The following table illustrates the advantages of CSP compared to other renewable energy technologies.

	Dispatchable Renewables			Intermittent Renewables	
Criteria	CSP	Hydro	Wind / PV + Battery	Wind	Solar PV
Capacity Factor	30% – 95%	N/A	20% – 50%	25% – 60%	20% – 35%
Dispatchable	●	●	●	○	○
Low-Cost Energy	◕	◕	◑	●	●
Low-Cost Storage	●	◕	◑	N/A	N/A
Heat Generation	●	○	○	○	○
Grid Services	●	●	◑	○	○
Geographic Flexibility	◑	◔	◕	◔	◕
Ease of Permitting	◕	○	●	◑	●
Ease of Construction	◑	○	◕	◕	●

The primary alternatives to CSP plants today are new build hydroelectric plants. Both technologies collect renewable energy, store it, and then release as instructed. While each technology has its own advantages and disadvantages, we believe they are generally complementary rather than competing technologies: mountainous regions with significant rainfall are undesirable locations for CSP plants; while flat, arid regions are suboptimal for hydro development. Besides geographic preferences, the other primary difference is that hydro plants typically manage their stored energy (water) over an annual cycle (wet season/dry season, etc.) while CSP optimizes energy over a day or several days.

- ***Advantages vs. Batteries:*** Wind and solar PV generation technologies are expected to provide bulk energy in the grid of the future at the lowest cost. However, questions remain as to energy storage technologies, including storage technology that can be coupled with intermittent generation, such as wind and solar PV (which are resource dependent and perishable), to provide the dispatchable energy needed to operate the power system and preferences relating to centralized or distributed storage. According to IRENA12, batteries are expected to continue to be used for short term grid services and storage capacity of up to four hours to smooth wind and solar PV output, but the lack of scale-driven cost economics is expected to continue to make them expensive for longer duration applications, such as overnight generation. The downsides of batteries include high capital costs, oversizing required to provide output discharge speed, short useful lifespans, energy losses and end-of-life recyclability issues. The high cost of batteries are primarily driven by their base materials and the cost dynamics of battery energy storage systems at utility scale, being that they are stackable, rather than scalable. The fixed costs for the energy management system (inverters, etc.) are a small part of the total plant cost, so costs generally increase linearly with scale. Doubling the capacity of a CSP molten salt tank, however, only requires additional steel and salt at marginal additional costs relative to the total cost of the CSP plant. The round trip efficiency for a battery is in the order of 90% (depending on application, battery chemistry, ambient conditions and other factors) at the beginning of its life, and degrades over time. That means that, for every 1MWh required from a battery, 1.1MWh must be purchased to charge it. Batteries also degrade and can catch fire as they get hot, requiring air conditioning equipment to counter and consuming more input energy.

- ***Advantages vs. Pumped Hydro:*** Pumped hydro energy storage ("PHES") is another medium-duration energy storage technology often proposed as a "sink" for overgeneration from variable solar PV and wind. While, we believe PHES is capable of storing large volumes of water so long as there is adequate water available, this requirement may be increasingly difficult to address as the climate becomes more variable under the influence of

climate change. However, we believe the biggest impediment to broader deployment of PHES technology is the unique engineering challenges of each project that create operational complexities and make new plant constructions overly expensive. By comparison, we believe CSP is replicable with standardized designs that can be rolled out at suitable sites. Alongside cost and complexity, the other major challenge limiting PHES deployment is securing financing. Most projects are based on an arbitrage business model that assumes a daily cycle of charging with cheap or free electricity followed by resale at higher prices. The assumption of a spread sufficient to repay debt throughout a typical 30-year initial project life has not been palatable to financial markets to date. In comparison to other energy storage technologies such as PHES and lithium-ion batteries that function only as storage and dispatch systems, CSP provides renewable energy collection in addition to storage and dispatch. Similar to PHES, the core technologies at the heart of a CSP system (steam generation, turbines, etc.) are well understood and can be sourced from many different suppliers. Unlike PHES, however, the site specific engineering requirements are less complex. CSP benefits from economies of scale to a larger degree than lithium-ion batteries and is better suited to medium duration storage. We believe all three technologies will play a role in electric grid portfolios going forward. According to IRENA, based on recently completed projects, CSP is the lowest-cost way to deliver long-duration dispatchable renewable energy.13 Competing technologies relying on solar PV and large battery arrays have faced increased headwinds from rising input costs due to medium term material shortages.

We believe CSP's will experience substantial growth in both the on-grid and off-grid markets by 2050, and the potential use cases for industrial heating processes and renewable fuels, presenting significant upside beyond the power generation market. We believe further market upside is possible based on increasing commitment to "net zero" by countries and companies and enduring geopolitical tension.

The Evolution of CSP

CSP has gone through three generations of technological development. The first generation of bankable CSP projects, CSP 1.0, was parabolic trough technology which forms the vast majority of CSP plants in operation today. CSP 2.0, which utilizes central towers, was born out of the desire to use higher temperature power cycles to drive down LCOE. While lower LCOE was theoretically achieved, reliability was reduced due to equipment failures stemming from inadequate thermal process control, design, inefficiencies and construction deficiencies. CSPv3.0 solves conventional CSP's reliability problems and high costs through its modular design with multiple, distributed towers and the use of sodium as the heat transfer fluid ("HTF").

The majority of the current 6,800MW global CSP fleet deploys parabolic trough optical collectors, or CSP 1.0. This proven and bankable technology operates reliably, but produces relatively expensive energy due to limits on power cycle efficiency arising from relatively low temperature operation. Achieving higher temperatures, and thus higher power cycle efficiency, is the driver behind the current state-of-the-art in CSP, central receiver towers, or CSP 2.0. Featuring an approximately 250 meter tall tower in the center of a surrounding field of heliostats, CSP 2.0 is challenging to construct and introduces a single point of failure risk that is absent in modular systems.

Our modular tower concept, or CSPv3.0, which uses liquid sodium as a HTF, represents a step change in CSP technology, merging the reliability of CSP 1.0 with the thermal performance of CSP 2.0. Our sodium solution for heat transfer enables top performance at lower costs, delivering the potential to shape the future of the global CSP industry.

The following diagram illustrates the evolution of CSP 1.0 to 3.0.


CSP v1.0
CSP v2.0
CSP v3.0
Parabolic trough receiver
(thermal oil HTF1 and molten salt storage)
Central tower plants
(molten salt HTF and storage media)
Modular CSP plants
(sodium HTF and molten salt storage)
1 Cost competitiveness
Lowest efficiency due to low temperatures (e.g., thermal oil HTF limited to 400°C) increasing cost
Higher temperatures drive better utilization of storage and higher power cycle efficiency driving down LCOE
Excellent operability of high efficiency power cycle drives down LCOE
2 Reliability of supply
Lowest risk solar thermal technology with low temperature TES offering more stable production and dispatchability
Single point of failure risk and major thermal control issues
Effective transient management improves performance and reduces risk (outlet temperatures maintained, eliminating thermal shocks\)
3 Development & construction risk
Majority worldwide CSP capacity from parabolic trough systems; bankable (Tier 1) due to 30-years of operation
Complex design and poor construction track record has reduced market confidence
Simplified construction due to modular design drives down construction time and de-risks build process

Our Technology

- Our CSP systems are designed to address many of the deficiencies of earlier CSP generations, including:
- Modular polar fields are more optically efficient than surround field designs, requiring fewer heliostats;
- Shortening the distance from heliostats to towers, which increases efficiency and requires fewer heliostats;
- Using modular fields, in contrast to a single tower with a single point of failure, reduces the risk of plant-wide downtime, increasing the relative capacity factor for a like rated plant; and
- Dispersing concentrators, delivers a narrower variation in temperatures, reducing operational risk, and lower maintenance complexity.

Furthermore, the modular design also helps to reduce upfront construction cost and complexity by requiring relatively fewer heliostats in combination with off-the-shelf towers and the ability to construct the solar array and power block in parallel. This results in shorter average construction times, from approximately 36 months for central tower to approximately 18 to 24 months for a modular tower plant.

Liquid Sodium as an HTF

We have been pioneering the use of sodium as a CSP HTF and have received multiple international accolades such as the 2019 IEA SolarPACES Technical Innovation Award. While extensive sodium knowledge exists in the nuclear industry, over the last 13 years we have developed the engineering and operational procedures required to enable its safe and effective use in CSP. Sodium's properties make it relatively benign when handled properly, but, like many industrial fluids (such as natural gas, petrol, diesel, ammonia, etc.), it can be dangerous when inappropriately handled.

With ARENA's support in developing Vast's technology over the past decade, we designed, built and operated our grid-synchronized demonstration plant that brought together the components we previously developed to allow testing of a complete sun-to-grid system. The plant consisted of five modules in the solar field, each containing 699 heliostats, a receiver and a tower, linked by the sodium HTF loop to a steam generator and ultimately to a steam turbine and 1.1MW electrical generator. The demonstration plant operated for nearly 3 years, illustrating the fact that our modular solar array using sodium as HTF can be operated safely and effectively to export electrical energy to the grid.

- ***Modular Approach Unlocked by Liquid Sodium***

Our modular approach to CSP combines the operating temperature benefits of central receiver towers with the control and operability benefits of modular trough plants. By selecting sodium as the HTF, Vast can implement distributed polar solar arrays that are significantly more optically efficient than surround fields, and 50 meter towers that are less expensive and easier to construct.

Modular fields allow for more efficient use of glass reflectors, enabling the same amount of power to be delivered to a receiver from a smaller area of mirror. This generates cost savings in both initial plant construction and from reduced mirror cleaning costs for the estimated 30-year life of the plant. Further atmospheric attenuation is lower in modular fields due to shorter focal distances, creating a compounding benefit that further reduces required mirror volume and improving performance in dusty regions (e.g., the Middle East).

Additionally, Vast's modular fields have smaller towers relative to central tower plants (50m vs 250m), which in turn require smaller pumps. Additionally smaller towers pair with smaller heliostats and smaller heliostats can be mass manufactured using automotive industry techniques, driving down cost per heliostat.

The smaller towers used in Vast's modular fields support lighter and smaller (reduced wind loading) receivers, with both these factors driving lower material costs. The receivers are simpler and cheaper than central tower molten salt receivers as the billboard design reduces the need for internal linking headers and inlet/outlet vessels and the sodium HTF removes the need for anti-freezing safeguards.

Vast towers can be erected without specialist equipment while Vast receivers which are identical and can be factory-produced (reducing both fabrication and on-site costs), are transported by road to site for simple, cheaper and faster installation. We are able to realize savings in parasitic electrical loads (the power required to run the plant) due to reduced pump sizes and loads from sodium's lower viscosity. The sodium HTF can be operated at higher temperatures than molten salt (as a HTF) and enables more energy to be stored in a given quantity of salt. Faster, cheaper and safer maintenance of each receiver can be easily undertaken at ground level with tilt-down tower design and with the rest of the plant remaining operational.

During the construction of a central tower and receiver, exclusion zones are implemented at the base of the tower for safety reasons. This creates a significant schedule delay as construction of the salt tanks and power block must occur sequentially with the tower and receiver. With modular arrays, the solar field and power block can be constructed independently, shortening total build duration from three to two years providing an extra year of energy generation and 33% decrease in construction phase FTE cost.

• ***Advanced Thermal Process Control***

Vast's modular tower solar array delivers improvements in temperature control relative to central tower designs. The utilization of sodium as the HTF, our control system (which we are seeking to patent) and distributed array deliver precise temperature control with improved energy yield when the weather is cloudy, higher salt storage temperatures enabled that unlocks greater storage and power cycle efficiency, and substantially reduced risk of downstream thermal shock.

Central tower plants are unable to deliver precise thermal process control with solar transients caused by clouds impacting critical plant assets that are vulnerable to thermal fatigue, and degraded exergy resulting in sub-optimal performance.


Solar energy can vary significantly...
Reflected Flux and Flow Relationship - 2020-01-17 ~1400
Flow - Normalised
Flux - Normalised
R2 -0.99
Normalised Reflected Flux
Normalised Flowrate
timesteps - 5s
Solar energy can vary significantly over the day causing flux, which is represented in the chart by the swings due to the changing intensity of solar radiation
...Yet outlet temperature is maintained
Temperature Setpoint and Measured - 2020-01-17 ~14:00
Temperature SP
Temperature
Temperature (°C)
... however, Vast Solar's receiver outlet can control output temperature, which is critical because temperature remains constant and thermal shocks to the system are eliminated

Our Business Model

Our business model is to develop CSP projects using our technology, supply the equipment required to construct those projects, and provide EPC and O&M services to those projects during and after construction. Accordingly, we operate our business through four strategic pillars:

(1) *Independent Energy Production ("IEP")*:   Our project development business addresses planning, permitting, siting and all other activity related to developing projects with full optionality to invest or co-invest in such projects, actively manage plants, and to retain or sell down our equity stake in such projects.

(2) *Original Equipment Manufacturing ("OEM") and Equipment Sales:*   Our OEM business is our primary business line currently and is responsible for the design, sourcing and supply of solar arrays to projects, including heliostats, receivers and towers, sodium piping, pumps and tanks, sodium-salt heat exchangers and control systems and licensing of our technology and to third parties. This business line includes the assembly and installation at project sites, utilizing automated pop-up manufacturing facilities.

(3) *Engineering, Procurement and Construction ("EPC"):*   Our in-house EPC capability enhances the quality of projects and enables us to overcome any shortages of EPC contractors in key geographies.

(4) *Operation and Maintenance ("O&M"):*   Our O&M business provides operations and maintenance and software support to projects. As experts in the use of sodium HTF in CSP applications, it is critical that our knowledge and skills are imparted on the O&M teams that operate plants using Vast technology. We also expect our O&M business to drive significant value through operational and technology improvements that increase plant yield within rigid project financing structures.

During our 14-year history, we have developed our proprietary technology to provide the critical components necessary to build modular CSP plants: heliostats; sodium receivers; receiver control systems; sodium-salt heat exchangers; salt tanks; and modelling and control software. The development of this product range continues in parallel with project development.

Successful deployment of technology at VS1 is an important step along our journey to a fully commercial product suite and a sustainable enterprise. Once the effectiveness of our technology is proven at utility scale, we believe that operation of subsequent deployments at greater scale will follow given the parallel development of our pipeline and scale driven LCOE reductions.

Those cost reductions will be driven by the collective impacts of higher turbine efficiencies, construction scale economics and the fixed nature of operating costs that drive down the LCOE of stand-alone modular CSP plants. Each of these improvement factors is a direct outcome of scaling using the technologies that will be demonstrated at VS1 and they do not require any additional technological breakthroughs.

Key Business Lines

Independent Energy Production

We are an experienced developer of CSP and PV plants, with four development projects completed in the last ten years. Below is a summary of our completed projects.

• *Marulan Test Site (2010-2011) — Heliostat Field Testing.*   Our first two projects, the first of which involved the development of our first heliostat prototypes, and the second of which involved the development of our modular array concept, with approximately 100 heliostats and a water cooled receiver tested alongside the completion of targeting and control tests.

• *Back Station Test Site near Forbes, NSW (2011-2014) — Sodium Test Loop.*   Our first ARENA-supported project was a single 1.2MWth solar module that demonstrated that sodium could be used safely and effectively as a HTF. Partly funded by the Australian Solar Institute and then inherited by ARENA, it was successfully completed in mid-2014. The project resulted in the installation, operation and testing of 700 heliostats (second and third generation facet designs and V12 heliostat drives) and the development and testing of wireline and Wi-Fi solar array communications. The project also demonstrated on-site facet construction of a high temperature sodium receiver, reticulation, cooling and purification system.

•   *Jemalong Solar Station Demonstration Plant near Forbes, NSW (2014-2020).*   The JSS Pilot Plant was a 1.1MW grid connected CSP plant designed to provide a multi-module proof of concept for Vast's CSP technology. The final form plant was first synchronized with Australian national grid and operated safely and effectively from early 2018 until its decommissioning in 2020. The project resulted in the manufacturing of 3,500 heliostation-site, which were installed and operational for over five years (as the heliostats were installed and operational prior to synchronization of the final form plant with the grid in early 2018). The project completed the integration and control of multiple modules, generating extensive operational experience of a world-first modular sodium HTF loop, which was used to operate a steam generator and 1.1MW turbine.

•   *50 MW West Jemalong PV Project near Forbes, NSW (2018).*   Development of a 50 MWac PV project four kilometers from the demonstration plant and "shovel-ready" for sale of the project to Genex Ltd.

We are also currently developing several new projects.

•   *Vast Solar 1 Commercial Reference Project.*   A project offering with the prospect of dispatching approximately 47GWhe per year of merchant peaking power at a comparable capital cost to a BESS with similar capacity.

•   *Vast Solar 2 (formerly North West Queensland Hybrid Power Project — NWQHPP).*   A 50 MW hybrid baseload CSP/PV/BESS/gas project with 99.5% reliability and approximately 80.0% renewable energy fraction. The project is expected to be a world-first baseload integrated solar hybrid plant to power the operations of major mining companies. Importantly, it plans to lower electricity prices for mining customers in the Mount Isa region, leading to improved global competitiveness of the project's ultimate mining and minerals processing offtakers.

•   *SiliconAurora BESS Project (Joint Venture with 1414 Degrees).*   We are a 50% owner of and co-developing a 140MW / 140MWh BESS being developed on the Aurora site on which VS1 will be deployed. Neither SiliconAurora nor 1414 Degrees have any involvement in VS1 other than SiliconAurora providing a site with approvals for VS1. Vast's aim is to have the SiliconAurora BESS shovel-ready and saleable by mid 2024.

•   *Solar Methanol 1 Renewable Methanol Demonstration Plant.*   An approximately 20 Ton per day renewable methanol project utilizing our CSP technology as the primary source of electricity and heat, being developed by the Solar Methanol Consortium. We expect SM1 to become operational in 2026.

•   *ASTRI Integrated Sodium Test Loop — EPCM Agreement.*   We are supporting ASTRI's development of a 1MW research project located in Mayfield West, Newcastle including engineering and procurement, integration of a novel sodium receiver developed by Australia's Commonwealth Scientific and Industrial Research Organization ("CSIRO") and the Australian National University ("ANU") to a Balance of Plant skid and commissioning of the skid.

•   *Wodonga Concentrated Solar Thermal Process Heat Project.*   We are acting as owner's engineer for an approximately 20MW-th process heat project to displace gas to decarbonize a pet food facility for an international fast-moving consumer goods company.

•   *Vast Solar 3.*   The Aurora site on which VS1 will be deployed includes a secured development approval for 150 MW CSP. Vast has identified that potential off-takers for this project may include BHP, the Whyalla Steelworks, Nyrstar's Port Pirie smelter, a number of hydrogen and e-fuel projects proposed in South Australia.

Original Equipment Manufacturing (OEM) and Equipment Sales

•   *Heliostats and Beam Characterization System*

Our heliostats have been designed in-house to solve the shortcomings of past generations of heliostats, striving to achieve the highest quality at the lowest cost through automated manufacturing, minimizing mirror shape error and use of a single facet to eliminate canting error along with a system that pre-calibrates each array. Heliostats are installed with Vast's installation trailer, using one bolt and one plug for fast, simple installation. We use a proven cleaning system coupled with further in-house automation and optimization. Our Beam Characterization System ("BCS") has been developed in partnership with CSIRO to calibrate heliostats.

•   *Manufacturing Systems*

Historically, one of the core issues faced in the CSP consortium was the cumbersome transportation of heliostats from production facilities to CSP sites, incurring high transport costs and damage. To address this issue, we developed an in-house production facility using third-party assembly lines. This on-site manufacturing is well suited for remote locations in sunbelt countries where the transportation of the assembled heliostats would be costly and difficult. The standardized design, cheap and readily available materials (such as steel, glass, glue, gearboxes, etc.), automated manufacturing and easy installation alongside easy assembly and dismantling enables the relocatable manufacturing facility to deliver high performance with competitive cost.



How it Works

1. The facility is set up by constructing concrete slab (blue and yellow in the diagram) and installing prefabricated concrete building (yellow) and relocatable office (green). A relocatable building is installed on the slab (in blue)
2. Total construction time, including the relocatable buildings, is eight to ten weeks
3. Raw materials are sorted and stored (yellow building) using forklifts
4. Heliostats are assembles in large relocatable buildings (blue)
   1. In the right hand side, there are roll form machines to produce frame members
   2. In the left hand side, there is the manufacturing plant which concludes with quality measurements and recording for every heliostat
   3. The facility can produce 12 heliostats per hour and can operate continuously 24 hours a day
5. Once assembled, the heliostats that passed the QC requirements are stored in racks on a hard stand area (in pink). The racks are loaded onto trailers for efficient installation in the field
6. Admin buildings (in green) contain offices to oversee the operation of the plant and store small parts
7. Once all heliostats are produced, the facility can be disassembled in four to six weeks
8. The stores building (in yellow) remains as a workshop

Our fully automated assembly lines in manufacturing heliostats and receivers exploits advances in pre-coated materials, technology and advanced manufacturing capability. Vast will develop an advanced automated automotive-style manufacturing plant to efficiently manufacture high quality heliostats including quality control checks along with receivers that require high precision bending and advanced laser welding with high energy density

• *Serpentine Receiver and Flux Sensor*

The receiver is the most advanced and thermodynamically complex interface of the CSP process, where the controlled and concentrated optical energy from the sun is converted to thermal energy. Our modular receivers are designed to deliver excellent performance and durability for the 30-year plant design life. Constructed with advanced nickel alloy materials requiring very precise bending and welding, the receivers are easily transportable to improve flexibility and minimize on-site construction time for the arrays. Inside the receiver, sodium flows through serpentine tube banks while heat shields protect the structure externally. The flux sensor instantaneously measures the whole flux on the receiver and sodium flow is adjusted to achieve temperature control.

We intend to manufacture receivers in Australia for supply to VS1 and are currently putting in place a logistics system to support efficient and secure delivery of receivers globally as the growth pipeline is rolled out.

• *Advanced Hot Tanks*

Vast's advanced hot tanks, which will be deployed by Vast as part of VS1, comprise a new tank design developed by Vast and its partners which seeks to reduce molten salt tank leakage from thermal cycling and fatigue that exists in traditional tanks, resulting in substantial production losses for CSP projects. This innovation has the capability to significantly improve the reliability of molten salt TES systems.

Vast along with its partners developed the new design by carefully analyzing, understanding and learning from previous failures. Vast has replicated failures at existing CSP projects through advanced Finite Element Analysis (FEA) models developed alongside its partners and developed several innovations that address the issues. The design decreases the compressive stresses in the tank floor and mitigates the risk of failure associated with thermal cycles by changing various design parameters in the life cycle of the tank. The design reduces the compressive forces by achieving negative temperature gradients in steady state conditions, through differential conduction in the foundation, active cooling in the foundation, and specialized commissioning procedure. The temperature control algorithms, along with innovative tank distribution designs, are intended to eliminate the compressive stresses that could be generated through transient conditions of the tank. An alternative fabrication material is used to improve the long term cracking resistance compared to that of state of the art tanks.

Government Support

As a company operating in the renewable energy sector, there are tax incentives, support mechanisms and regulations in place to promote the growth of clean energy and decarbonization.

At the U.S. federal level, tax credits are currently in place that incentivize the deployment of renewable energy. Projects generating renewable energy may be eligible for ITC and/or PTC that, with proper structuring, lower the capital requirements for renewables projects to be developed and open a new source of funding for these projects.

The Biden administration and Congress have announced goals of decarbonizing the electricity sector entirely by 2035, which would necessitate billions of dollars in additional investment. Some of this money is likely to be invested in solar technologies, potentially a benefit for a company like Vast.

The IR Act is among the most meaningful pieces of U.S. federal policy enacted to date that focuses on accelerating decarbonization. Importantly, the IR Act has (i) extended certain ITC and PTC to projects beginning construction before January 1, 2025 and enacted technology neutral ITCs ("Technology Neutral ITC") and PTCs ("Technology Neutral PTC") for certain qualifying assets beginning in 2025 through at least 2032, (ii) expanded the ITC to include stand-alone energy storage projects so that such storage projects may claim the ITC without being integrated into a renewable facility, (iii) allowed solar projects to claim the PTC (a production based tax credit available for 10 years following the placed-in-service date of the facility), and (iv) introduced the concept of transferability of tax credits.

In December 2021, President Biden signed an executive order calling for the U.S. federal government to achieve net zero emissions by 2050, with a 65% reduction by 2030. The order specifically directs the U.S. federal government to use its scale and procurement power to achieve 100% carbon pollution-free electricity by 2030, with at least half coming from locally supplied clean energy, as well as 100% zero-emission vehicle acquisitions by 2035 and a net-zero emissions building portfolio by 2045, all of which may contribute to increased demand for alternative energy technologies, including renewable energy and energy storage.

U.S. state-level incentives have also driven growth in the deployment of energy storage. Many U.S. states have adopted (and subsequently expanded) renewable portfolio standards ("RPS") which mandate that a certain portion of electricity delivered to customers come from eligible renewable energy resources. States with high RPS have seen greater deployment of renewables than states with similar renewable resources that lack such requirements.

The Australian federal government's technology investment roadmap, together with the supporting and annually updated Low Emissions Technology Statement ("LETS"), recognizes the importance of dispatchable renewable energy storage in Australia's future energy mix and identifies long-duration renewable energy storage dispatched at less than A$100/MWh as a key investment priority. The Technology Investment Roadmap also recognizes CSP's potential in the mix of dispatchable technologies: "Solar thermal energy storage (charged by solar thermal generation) will become increasingly cost competitive and will be suitable in places where pumped hydro is unavailable."

Our projects have benefited from multiple investments from the Australian government. Vast expects to receive substantial government funding in the form of up to a AUD 65 million grant from ARENA and up to AUD 110 million in concessional financing from the Australian Federal government for the development of VS1 and expects to receive AUD 19.5 million from ARENA and EUR 13.2 million from the German government for the development of SM1.

Our projects also attract investment from governments outside our target markets. For example, the German government has announced up to €13.2 million to support the SM1 project through HyGATE.

Growth Strategy

Our primary growth strategy is to execute on our pipeline of development projects. We have 230 MW of projects under development in Australia and a total pipeline of 3.7 GW globally, as shown in the table below. Our primary target geographies include Australia, North America, and Saudi Arabia, and we are also evaluating projects in Chile and parts of Africa.



North America
0.8 GW from 3 Projects
Europe / Middle East
0.7 GW from 4 Projects
APAC
0.9 GW from 8 Projects
Focus Regions
Central & South America
0.4 GW from 2 Projects
Africa
1.1 GW from 5 Projects

VS1 – Utility Scale Reference Plant
2022 - 2025
SM1 – Solar Methanol Demonstration Plant
2022 - 2026
SiliconAurora 140MW Li-Ion BESS
2022 - 2023
VS2 – Baseload Solar Hybrid
2026 -
VS3 – 150MW VS1 Expansion
2026 -
Port Augusta
Mount Isa, Australia
Port Augusta Expansion
Reference plant for Australian CSP
30MW CSP with 8 hours of dispatchable power overnight
Feed into the National Electricity Market (NEM) other than 10-20% for SM1
Up to AUD175 million conditional funding approval from the Australian government(1)
Targeting FID in Q3 24 and Commercial Operation Date (COD) late 2026
World-leading solar methanol demonstration with 20T/day capacity
Solar Methanol Consortium comprised of quality German and Australian partners
Strong offtake and investment interest from shipping and aviation companies
AUD40 million announced funding from Australian and German governments
Targeting FID in Q4 24 and first methanol in late 2026
140MW / 140MWh Li-Ion battery
Option for 2 hours duration
Substation infrastructure shared with VS1 and SM1
Commercial development targeting shovel-ready and saleable by mid 2024
50MW hybrid plant with CSP, PV, battery and gas
99.5%+ expected reliability
Lowest cost generation option for Mount Isa
80% carbon-free continuous energy
150MW CSP plant built adjacent to VS1 and SM1
Exploring commercial offtake and financing opportunities
Significant and growing industry demand for dispatchable renewable storage
Shared O&M delivers economic benefit to VS1
Project Development
Ongoing Consulting Projects
MARS
CSIRO
(1) Includes AUD110 million of concessional finance and AUD65 million of non-dilutive equity grant.

Competition

There is approximately 6,800 MW of CSP in operation globally. Technology developed by Abengoa, S.A. and Sener Group represent approximately 60% of operational CSP capacity, and other technology suppliers have focused on either CSP 1.0 (parabolic trough) or CSP 2.0 (central tower) technology.

We are the only company deploying CSPv3.0 modular towers that combine the benefits of CSP 1.0 and 2.0, enabling us to overcome the inherent limitations in CSP 1.0 of limited cost out potential and CSP 2.0 of thermal control leading to reliability challenges and extended outages.

We believe our track record of technology development over the last 13 years and having developed a full scale operational project gives us an advantage over more recent entrants to the CSP market.

Facilities

Our headquarters are in Sydney, NSW Australia, where a majority of our process engineering team and corporate functions are located. We also have prototype manufacturing and design offices in Goodna, QLD Australia responsible for new product development. We are co-owners of the Aurora Energy Precinct in Port Augusta, South Australia where we are developing VS1, SM1 and the SiliconAurora 140MW BESS projects. Additionally, we have operated and now decommissioned the Jemalong Solar Station Demonstration Plant in Jemalong, NSW Australia.

Human Capital

Every day, our people strive to live our key values — safety, integrity, leadership, excellence and passion. We adopt a safety mindset in everything we do. Moreover, we have a transparent work environment where people are treated with respect.

We have a diverse workforce with people from Australia, Asia, Europe and South Africa who have extensive experience in energy, engineering, project management, manufacturing and business development. This workforce is led by a small, high-performing team of skilled and experienced professionals with 216 cumulative career years of experience. As of June 30, 2024, we had a total of 40 permanent employee, respectively, across all our locations.

Intellectual Property

We have a platform of unique and extensive intellectual property covering the full range of CSP technology including heliostat arrays, receivers, sodium/salt heat exchangers, molten salt TES tanks and associated advanced control systems and software. The protection of our intellectual property, directed by a detailed strategy that has driven our intellectual property program from inceptions, is critical to the success of our business.

Our key intellectual property is comprised of extensive proprietary know how and trade secret, which we are seeking to support and protect through a global patent protection program. This program is focused on seven core patent families with pending intellectual property applications in all target sunbelt markets. We are actively pursuing innovation in all products and systems, which is supported by an intellectual property strategy that helps ensure this investment in innovation is appropriately protected and commercialized. Our intellectual property portfolio also includes a number of registered trademarks, including the principal "Vast Solar" mark.

Government Regulation

We are subject to Australian, federal, state, and local laws and requirements with regard to health, safety and employment. We are also subject to the applicable work, health and safety regulations in the respective regions in which we operate.

We use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in our activities. We are subject to a variety of Australian, federal, state and local laws and regulations, and the laws and regulations in the respective regions in which we operate, relating to the purchase, storage, use, and disposal of hazardous materials. We believe that we have the ability to obtain all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for future activities. We are currently not subject to any litigation pertaining to any environment regulations and cost of compliance with applicable regulations is expected to be commensurate with our historical costs and with other companies in the industry.

Environmental standards applicable to us are established by the laws and regulations of the countries in which we operate, Standards adopted by relevant regulatory agencies and the permits and licenses issued to us. Are based on us satisfying the necessary criteria determined by each relevant regulatory agency. Each permit and license issued to us is subject to periodic modifications and what we anticipate will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial administrative, civil or even criminal fines, penalties, and possibly orders to cease any violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits or licenses.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and/or operations.

C. Director and officers of the company

The following table provides information relating to our directors and executive officers as of the date of approving these financial statements.

Name	Age	Position
Craig Wood	47	Chief Executive Officer and Director
Marshall (Mark) D. Smith	64	Chief Financial Officer
Kurt Drewes	50	Chief Technology Officer
Alec Waugh	58	General Counsel
Sue Opie	57	Chief People Officer
Peter Botten	68	Chair
Colleen Calhoun	57	Director
Thomas Quinn	62	Director
William Restrepo	64	Director
Colin Richardson	63	Director
John Yearwood	64	Director

Executive Officers

Craig Wood, CEO, joined Vast in September 2015, after having worked at a leading Australian private equity firm Archer Capital from May 2004 to August 2012 as an Investment Director before joining portfolio company Brownes Dairy in September 2012 as CFO and then Interim CEO until March 2015. Mr. Wood began his career in energy in Lehman Brothers' New York Power and Utilities Group from September 2002 until February 2004 and, prior to that as an engineer in the oil and gas industry from November 1998 to September 1999. Mr. Wood graduated with BEng (Mechanical Hons) and BSc (IT) degrees from the University of Western Australia in 1998, a MA from Oxford University in 2001 where he studied as a Rhodes Scholar, and a MSc (Finance) from London Business School in 2002.

Marshall (Mark) D. Smith, Chief Financial Officer and Company Secretary, joined Vast in September 2023, and is a highly accomplished senior executive with demonstrated performance in all aspects of the energy industry, including operations, capital allocation, strategic planning, business development, corporate finance, capital markets, M&A, IPOs, turnarounds, and restructuring. Most recently, Mark served as Chief Financial Officer for a Texas-based privately held oil and gas company, from September 2021 to September 2023. Prior to that, Mr. Smith served as Chief Financial Officer and Corporate Secretary of Guidon Energy, Blackstone's largest energy-focused investment from September 2020 to May 2021. Prior to Guidon, from July 2014 to August 2020, he first served as Senior Executive Vice President and Chief Financial Officer, California Resources at Occidental Petroleum Corporation prior to its spin-off, where he was selected to serve as "second in command" for the spin-off/IPO of its California business in a tax-free distribution to shareholders, and following the spin-off, he served as Senior Executive Vice President and Chief Financial Officer at California Resources Corporation and served on the Executive Committee, Compliance Committee, Reserves Committee, and Disclosure Committee. Prior to Occidental Petroleum, Mr. Smith served as Senior Vice President and Chief Financial Officer for Ultra Petroleum Corporation and chairman of its international finance subsidiary. Before Ultra Petroleum, Mr. Smith was Vice President, Business Development at J.M. Huber Energy. Earlier in his career, Mark served as Managing Director, Investment Banking at Nesbitt Burns Securities Inc. (now BMO Capital Markets) and was appointed to the board of Nesbitt Burns Securities, and prior to that, he held various positions, including Director, Energy Group at Bank of Montreal. Mr. Smith holds an MBA, Finance (summa cum laude) from Oklahoma City University and a BS in Petroleum Engineering (Distinguished Scholar) from University of Oklahoma. He is member and past chairman, Advisory Board, University of Oklahoma Mewbourne School of Petroleum Engineering and a member of numerous boards, including the Muscular Dystrophy Association, where he serves on the Executive Committee and is chairman of the Audit Committee.

Kurt Drewes, Chief Technology Officer, is a seasoned CSP engineer with broad experience and joined Vast in July 2017. He has held positions in manufacturing, design, construction, operations and commercial management utilizing linear Fresnel, parabolic trough and central tower technologies and has worked in CSP in countries including Germany, Spain, South Africa, Morocco and Australia. Mr. Drewes joined Vast from ACWA Power where he was Project Director at the ACWA Solar Reserve Redstone CSP project in South Africa and Technical Advisor on the Noor 3 project in Morocco from November 2015 to June 2017. Prior to that, Mr. Drewes led the Owner's Team of Abengoa Solar's Khi Solar One project in South Africa from June 2013 to October 2015. Mr. Drewes was promoted to Global Head of Production at Novatec Solar in Germany, where he worked from July 2011 to May 2013, following his leadership as Operations Manager at Novatec's CSP plant from June 2008 to June 2011, located in Murcia in Spain. Mr. Drewes earned his Mechanical Engineering degree from the University of Witwatersrand, South Africa in 1994 and an MBA from the University of Cape Town in 1999.

Alec Waugh, General Counsel and Company Secretary, joined Vast in October 2015 and has over eleven years' experience in working closely with private equity owned businesses and over 20 years total experience working with a range of multinational businesses. His extensive experience as a commercial and legal advisor has been across a wide range of food, agriculture, services and manufacturing businesses including seven years in his present role as General Counsel of Zip Water (a member of the Culligan Group) from, May 2015 to the current date (the last four years as General Counsel and Company Secretary) and General Counsel of Brownes Foods for four years, from March 2011 to September 2015. Prior to these roles he spent six years with the Fonterra Co-operative Group, from September 2003 to December 2009 and four years with Campbells/Arnott's, from February 1998 to June 2002. Mr. Waugh has been working with Vast providing legal and strategic commercial support as the General Counsel and member of the executive leadership team. Mr. Waugh has a hands-on approach with providing his advice and counsel and is closely engaged with all members of Vast commercial team. While responsible for providing general legal support and commercial guidance to Vast, Mr. Waugh has played a critical role in the development of Vast's IP strategy and portfolio, its commercial strategy and also its overall approach to risk management and compliance. Mr. Waugh has been admitted as a solicitor since 1998 and received a Diploma in Law (SAB), from Sydney University in 1997.

Sue Opie, Head of People, joined Vast in December 2019, and has 25 years HR strategic, project and operational experience. Before joining Vast, her career spanned across healthcare, pharmaceutical, manufacturing, hospitality, FMCG and Industrial sectors. From 2017, Ms. Opie was an HR advisor for small to medium sized companies, working with Executive and management teams to develop HR strategy, deliver HR operational services, be a facilitator for the Company's vision, lead transformational change, build leadership capability, drive a performance culture and enhance employee engagement. Prior to her consulting career, Ms. Opie was Head of HR for HealthCare (2012 – 2017), an Australian private hospital group of 17 hospitals and HR Director for Inova Pharmaceuticals (2006 – 2012), providing HR leadership for the APAC and South Africa regions. Ms. Opie's HR career commenced with 3M Australia (1993 – 2002). Ms. Opie has a career track record building a healthy company culture through the design and implementation of HR strategic plans aligned to the Company vision and business goals and leading transformational change in fast and agile business environments. Ms. Opie holds a B. Science Psychology (Hons) from the University of NSW in 1988 and Masters of Management from Macquarie Graduate School of Management in 1996.

Directors

Peter Botten, Chairman, 68, is a distinguished ex-Chief Executive and internationally recognised business leader, with over 40 years of experience in the resources sector. With an illustrious career, including over 26 years as Managing Director of the international energy company Oil Search, Mr. Botten was one of the longest-serving Chief Executives on the Australian Stock Exchange. During his tenure at Oil Search from 1993 to 2020, the company underwent a remarkable transformation, evolving from a team of seven employees with a market capitalization of approximately $200 million into an industry powerhouse. Under Mr. Botten's visionary leadership, Oil Search achieved unprecedented growth to a workforce of over 3,000 employees and a market capitalization of an impressive $15 billion. Mr. Botten has been Deputy Chair of the Board of Directors of Karoon Energy Ltd since May 2023 and a non-executive director since October 2020, Chair of the Board of Directors of Aurelia Metals Ltd since October 2021 and Chair of the Board of Directors of Conrad Energy (Asia) since September 2022. Mr. Botten served as a non-executive director of AGL Energy LTD from October 2016 to July 2023 and served as Chair of the Board of Directors from April 2021 to July 2023. Mr. Botten holds a Bachelor of Science ARSM from Imperial College of Science and Technology, London University, Royal School of Mines.

Colleen Calhoun was a member of the NETC Board. Ms. Calhoun has served as Operating Partner at The Engine, an investment firm focusing on climate change human health and advanced systems and infrastructure, since April 2023. Ms. Calhoun previously served as Vice President of Spruce Power (formerly known as XL Fleet) (NYSE: SPRU), a provider of fleet electrification solutions, and General Manager of XL Grid, a division of Spruce Power, from January 2021 to February 2023. Prior to this, Ms. Calhoun served as Founder and Principal Advisor at Helios Consulting, LLC from November 2019 to December 2020. Ms. Calhoun spent twenty-five years at GE across several roles at the company, including Chief Marketing Officer and Head of Business Development (August 2018 to October 2019) and Head of Business Development and Partnerships (January 2016 to August 2018) at GE Current, a leading provider of energy efficiency and digital productivity solutions for commercial buildings and cities, where she was instrumental in the divesture of the business from GE in 2019; Global Senior Director of Energy Ventures at GE Ventures (January 2013 to December 2015); Executive Director, Marketing, Strategy and Project Development at GE Power & Water (October 2010 to December 2012); and Managing Director, Global Growth Markets at GE Energy Financial Services (January 2006 to September 2010). Ms. Calhoun is presently a member of the board of directors at Nabors Energy Transition Corp. II (NYSE: NETD) and Quaise, Inc. and served on the board of directors of Evergreen Climate Innovations (formerly known as Clean Energy Trust) until February 2023. She also previously served on the Advisory Board at NYSERDA REV Connect.

Tom Quinn, 62, has served as President of AREEA – Australian Resources & Energy Employer Association since 2017 and as Deputy Chair of St Vincent de Paul Society Victoria since 2021. Mr. Quinn has extensive C-suite experience across international and Australian engineering, construction and maintenance enterprises in multiple sectors including infrastructure, energy, resources, industrial and social services sectors with full P&L accountability in leading global publicly-listed service companies. Mr. Quinn's track record of inclusive, accountable leadership has delivered sustainable financial results, cultural and strategic growth through acquisition and organic means in major diversified Australian, European, North American, and Asian businesses. Mr. Quinn also brings global project delivery expertise from 30+ years leading projects and businesses for some of the world's leading engineering construction companies, including Fluor Corporation, Aker Solutions ASA (f/k/a Aker Kvaerner) and Jacobs Solutions Inc. Mr. Quinn was Executive Advisor on Macquarie Capital's multi-billion dollar APAC infrastructure, digital and energy team from 2022 until March 2023. From 2016 to 2021, Mr. Quinn was Managing Director and Chief Executive Officer for Broadspectrum (acquired by Venetia in 2020), an AUD 3 billion, 15,000 person business that provided infrastructure maintenance services. From 2002 to 2016, Mr. Quinn worked for Aker Kvaerner and then Jacobs Solutions, ultimately serving as Group Vice President North American Upstream & Midstream / GVP Asia Pacific / Managing Director Australia & New Zealand. From 1987 to 2001, Mr. Quinn worked for Fluor where he was Director, General Manager and Major Project Manager at the time of his departure. Mr. Quinn is a fellow of the Institution of Engineers, Australia (IEAust), the Australian Institute of Mining & Metallurgy (AusIMM) and the Australian Institute of Company Directors (AICD). Mr. Quinn received a Bachelor of Science, Mechanical Engineering (Hons) from Monash University and an Executive MBA from Monash University / Mt. Eliza Business School.

William J. Restrepo was NETC's Chief Financial Officer. Mr. Restrepo has served as Chief Financial Officer of Nabors Energy Transition Corp. II since April 2023. He has served as Chief Financial Officer of Nabors since March 2014. Mr. Restrepo previously served as Chief Financial Officer at Pacific Drilling S.A. from February 2011 to February 2014. He also previously served as Chief Financial Officer at Seitel from 2005 to 2009, and at Smith from 2009 to 2010 until its merger with Schlumberger Limited. Prior to that, from 1985 to 2005, Mr. Restrepo served in various senior strategic, financial and operational positions for Schlumberger Limited, including operational responsibility for all product lines in the Continental Europe and Arabian Gulf markets, as well as senior financial executive roles in Corporate Treasury and worldwide controller positions with international posts in Europe, South America and Asia. From 2018 to 2021, Mr. Restrepo served on the board of Reelwell AS, a Norwegian-based provider of advanced drilling technology. He served on the board of SANAD (Nabors' joint venture with Saudi Aramco) from 2017 to 2020, and previously served on the boards of directors of C&J Energy Services Ltd. from 2015 to 2017, Probe Technology Services from 2008 to 2016, and Platinum Energy Solutions, Inc. from 2012 to 2013. Mr. Restrepo holds a B.A. in Economics and an M.B.A, both from Cornell University, as well as a B.S. in Civil Engineering from the University of Miami.

Colin Richardson, is a Managing Director at MA Financial Australia. Mr. Richardson has over three decades of investment banking experience advising clients on mergers and acquisitions and strategic advisory transactions across a variety of industries. Mr. Richardson was previously a Managing Director at Rothschild, a Managing Director and Head of M&A for Australia and New Zealand at Citigroup and a Managing Director in M&A at Deutsche Bank. Prior to joining Deutsche Bank, Mr. Richardson worked at SG Hambros, formerly known as Hambros Bank, in Australia and London. He served on the Board of Hockey NSW for three years, followed by three years on the Board of Hockey Australia. He was also the inaugural Chair of Hockey 1, which is Australia's premier domestic hockey competition. Currently, Mr. Richardson serves as Managing Director at MA Financial Group and Chairman of MA Money, a residential mortgage origination company within the MA Financial Group. Mr. Richardson sits on various investment committees for funds managed by MA Financial Group. Mr. Richardson also holds positions on the boards of various Twynam Group Companies. Mr. Richardson holds a B.A. from Hull University.

John Yearwood was a member of the NETC Board. Mr. Yearwood currently serves on the board of directors of Nabors, TechnipFMC plc, Sheridan Production Partners, Foro Energy LLC, and Coil Tubing Partners LLC. He previously served on the boards of Sabine Oil & Gas, LLC until August 2016, Premium Oilfield Services, LLC until April 2017, and Dixie Electric LLC until November 2018. Until August 2010, he served as the Chief Executive Officer, President and Chief Operating Officer of Smith International, Inc. ("Smith"). He was first elected to Smith's board of directors in 2006 and remained on the board until he successfully negotiated and completed the sale of Smith to Schlumberger Limited in August 2010. Mr. Yearwood has extensive experience in the energy industry, including throughout Latin America, Europe, North Africa and North America. Before joining Smith, Mr. Yearwood spent 27 years with Schlumberger Limited in numerous operations, management and staff positions throughout Latin America, Europe, North Africa and North America, including as President and in financial director positions. He also previously served as Financial Director of WesternGeco, a 70:30 joint venture between Schlumberger and Baker Hughes from 2000 to 2004. Mr. Yearwood received a B.S. Honors Degree in Geology and the Environment from Oxford Brookes University in England.

Meetings of Directors

The number of the Company's Board of Directors and of each board committee held during the year ended 30 June 2024, and the number of meetings attended by each director:

Name	Full Board Held	Full Board Attended	Audit Committee Held	Audit Committee Attended	Compensation Committee Held	Compensation Committee Attended	Nominating & Corporate Governance Committee Held	Nominating & Corporate Governance Committee Attended	Projects Committee Held	Projects Committee Attended
Craig Wood	8	8	2	2	2	2	2	2	4	4
Peter Botten	8	8	2	2	2	1	2	2	4	1
Colleen Calhoun	8	6	0	0	0	0	2	2	4	4
Thomas Quinn	8	8	0	0	2	2	0	0	4	4
William Restrepo	8	5	2	1	2	2	0	0	0	0
Colin Richardson	8	7	0	0	0	0	2	2	4	4
John Yearwood	8	7	2	2	2	1	2	2	0	0

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of August 31, 2024 by (i) each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

Except as provided in the Shareholder and Registration Rights Agreement, neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their Ordinary Shares.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of August 31, 2024, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Under SEC rules, more than one person may be deemed to be a beneficial owner of the same securities. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares.

As of September 3, 2024, there are 29,973,504 Ordinary Shares issued and outstanding. This amount does not include 27,529,987 Ordinary Shares issuable upon the exercise of the Vast Warrants.

As of September 3, 2024, we had 21 holders of record of our Ordinary Shares, of which eight holders are in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Beneficial Owners	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers[1]		
Craig Wood[2]	661,331	2.2%
Marshall (Mark) D. Smith	—	—%
Kurt Drewes[3]	396,799	1.3%
Alec Waugh	—	—%
Sue Opie	—	—%
Peter Botten	—	—%
Colleen Calhoun[4]	100,000	*
William Restrepo[5]	687,604	2.3%
Colin Richardson	—	—%
John Yearwood[6]	923,762	3.0%
Tom Quinn	—	—%
All directors and executive officers as a group (11 individuals)	2,770,996	8.9%
Five Percent or More Shareholders		
AgCentral Energy Pty Limited[7]	21,180,633	70.7%
Nabors Lux 2 S.a.r.l.[8]	11,907,025	31.8%
Anthony G. Petrello[9]	3,299,151	10.2%

*Less than 1%.

(1) Unless otherwise indicated, the address of each person named herein is c/o Vast, Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia.

(2) Mr. Wood is Chief Executive Officer and a current member of the board of directors of the Company. Excludes 90,328 Earnout Shares issuable upon the occurrence of certain events not within Mr. Wood's control.

(3) Mr. Drewes is the Chief Technology Officer of the Company. Excludes 54,197 Earnout Shares issuable upon the occurrence of certain events not within Mr. Drewes control.

(4) Consists of 50,000 Ordinary Shares and 50,000 Ordinary Shares underlying Private Warrants.

(5) Consists of 112,604 Ordinary Shares and 575,000 Ordinary Shares underlying Private Warrants.

(6) Consists of 223,762 Ordinary Shares and 700,000 Ordinary Shares underlying Private Warrants.

(7) Consists of 19,679,200 Ordinary Shares owned of record by AgCentral and 1,501,433 Ordinary Shares held by former MEP Participants who, pursuant to the MEP De-SPAC Side Deed, granted to AgCentral a proxy to vote 100% of their Ordinary Shares for a period of two years following the Effective Date, (ii) 66.7% of their Ordinary Shares for a period of three years following the Effective Date and (iii) 33.3% of their Ordinary Shares for a period of four years following the Effective Date, provided that, on the date that was six months following the Closing, each MEP Participant was permitted, with 10 business days' prior written notice to the Company, elect to dispose of $350,000 worth of such MEP Participant's Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. Excludes 2,485,657 Earnout Shares that are issuable upon the occurrence of certain events not within AgCentral's control. The business Address of AgCentral is 226-230 Liverpool Street, Darlinghurst, NSW 2010, Australia.

(8) As reported in a Schedule 13D/A filed by Nabors Lux 2 S.a.r.l. and Nabors Industries Ltd. on January 16, 2024. Consists of 4,465,525 Ordinary Shares and 7,441,500 Ordinary Shares underlying Private Warrants. Nabors Lux 2 S.a.r.l.

is an indirect, wholly owned subsidiary of Nabors Industries Ltd. The business address of Nabors Lux 2 S.a.r.l. is 8-10 Avenue de la Gare, Grand-Duchy of Luxembourg, R.C.S. Luxembourg B 154.034. The business address of Nabors Industries Ltd. is Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, Bermuda HM 08. Anthony G. Petrello is the Chairman, President and Chief Executive Officer of Nabors Industries Ltd. In his capacity as Chairman, President and Chief Executive Officer of NIL, Mr. Petrello may make decisions on behalf of Nabors Industries Ltd. as it relates to Nabors Industries Ltd.'s investment in and relationship with the Company. Mr. Petrello disclaims beneficial ownership of any securities held directly by Nabors Industries Ltd. and its subsidiaries, including Nabors Lux 2 S.a.r.l.

(9) As reported in a Schedule 13D filed by Anthony G. Petrello, Remington SPAC W, LLC and Cynthia A. Petrello Revocable Trust on January 3, 2024. Consists of (i) 799,151 Ordinary Shares held by Anthony G. Petrello, (ii) 1,000 Ordinary Shares underlying 1,000 Private Warrants held by Remington SPAC W, LLC and (iii) 2,499,000 Ordinary Shares underlying 2,499,000 Private Warrants held by Cynthia A. Petrello Revocable Trust. Excludes 800,000 Ordinary Shares underlying 800,000 Private Warrants held by Remington SPAC W, LLC on the basis that Remington SPAC W, LLC disclaims beneficial ownership of such Private Warrants. The business address of each of Anthony G. Petrello, Remington SPAC W, LLC and Cynthia A. Petrello Revocable Trust is 515 West Greens Road, Suite 1200, Houston, TX 77067.

Significant Changes in the State of Affairs

There have been no significant changes within the state of our affairs during the year ended June 30, 2024 except as noted in the *Directors' Report* section.

Shares issued on exercise of options during the year

There were no exercise of options during or since the end of the financial year.

Indemnification of Officers

During the financial year, we paid premiums in respect of a contract insuring our directors and company secretaries, and all of our executive officers. The liabilities insured are to the extent permitted by the *Corporations Act 2001*.

Proceedings on Our Behalf

The *Corporations Act 2001* allows specified persons to bring, or intervene in, proceedings on our behalf. No proceedings have been brought or intervened in on our behalf with leave of the Court under section 237 of the *Corporations Act 2001*.

Non-Audit Services

We may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience are relevant and considered to be important. The board of directors considers the position and in accordance with advice received from the audit committee, only permits the provision of the non-audit services compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*.

During both the current and prior financial years, no fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms.

Auditor's Independence Declaration

A copy of the auditor's independence declaration under Section 307C of the *Corporations Act 2001* in relation to the audit for the year ended June 30, 2024 is included in this annual report.

Rounding of Amounts

Our company is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors' Reports) Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the directors' report. Unless mentioned otherwise, amounts within this report have been rounded off in accordance with that Legislative Instrument to the nearest thousand dollars, or in certain cases, to the nearest dollar.

D. Significant changes in state of affairs through Capital Reorganisation and Initial Capitalization:

On the Closing Date, December 18, 2023, we consummated the capital reorganization (as further defined below) pursuant to the Business Combination Agreement. Subject to the terms and conditions contained therein, Merger Sub merged with and into NETC in the Merger, with NETC continuing as the Surviving Corporation and a wholly owned direct subsidiary of the Company.

Immediately prior to the Effective Time, the Company implemented the MEP Share Conversion, the Existing AgCentral Indebtedness Conversion and then the Split Adjustment. The aggregate number of Ordinary Shares outstanding immediately following the Split Adjustment and immediately prior to the Effective Time was 20,499,999 Ordinary Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, NETC, Merger Sub or any of the holders of any of their securities, (i) all shares of common stock of NETC held in treasury were cancelled, (ii) each other share of common stock of NETC (other than Redemption Shares) was exchanged for such share's respective Per Share Merger Consideration, (iii) each NETC Public Warrant was assumed by Vast and became a Public Warrant and each NETC Private Warrant was assumed by Vast and became a Private Warrant (Refer to *Exhibit 2.7* to this Annual Report for more details on the Warrants) and (iv) each Redemption Share was converted immediately prior to the Effective Time into the right to receive from NETC, in cash, an amount per share calculated in accordance with such stockholder's redemption rights. Also at the Effective Time, Vast (i) consummated the purchases and sales of Ordinary Shares contemplated by the Equity Subscription Agreements, (ii) effected the conversion of the Senior Convertible Notes into Ordinary Shares, (iii) issued Ordinary Shares pursuant to the terms of the Nabors Backstop Agreement and (iv) issued Ordinary Shares pursuant to Guggenheim Securities pursuant to its amended engagement letter with NETC.

In the aggregate, at the Effective Time, Vast issued:

- An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock to the holders thereof;

- An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares to the holders thereof;

- An aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares, pursuant to the Nabors Backstop Agreement;

- 350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement;

- An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes (as defined below) held by AgCentral and Nabors Lux;

- An aggregate of 1,715,686 Ordinary Shares to AgCentral and Nabors Lux pursuant to their respective Equity Subscription Agreements (as defined below); and

- 171,569 Ordinary Shares to Guggenheim Securities pursuant to its amended engagement letter with NETC.

The consummation of the Business Combination Agreement resulted in a capital reorganization (the "Capital Reorganization") and was accounted as such within the scope of IFRS as issued by the IASB. In particular, the Capital Reorganization was accounted for as the Company issuing shares to NETC shareholders in exchange for the net liabilities of NETC ($11.2 million) as of the Closing Date, accompanied by a share recapitalization. The net liabilities of NETC were recorded at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company's shares issued over the fair value of NETC's identifiable net liabilities acquired represents compensation for the service of a share exchange listing for its shares and was expensed as incurred ("share based listing expense").

As a result of the Capital Reorganization, NETC became a wholly owned direct subsidiary of the Company. On December 19, 2023, the Ordinary Shares and public Vast Warrants commenced trading on Nasdaq under the symbols "VSTE" and "VSTEW," respectively. Vast expects to incur additional annual expenses as a public company for, among other things, directors' and officers' liability insurance, director fees and additional internal and external accounting, and legal and administrative resources.

Immediately after the transaction the Company entered into a Joint Development Agreement ("JDA") with EDF Australia. As a major participant in the energy transition and one of the world's largest, diversified, clean energy producers, the EDF Group is an integrated energy company active across the energy value chain: generation, transmission, distribution, storage, energy trading, energy sales and energy services. EDF Group is a world leader in low-carbon energy, having developed a diversified production mix. Under the executed JDA, the parties have agreed to collaborate on various projects with costs associated with Eligible Projects developed under the agreement to the borne equally by the parties. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate.

On January 9, 2024, Nabors Lux funded $6,952,532.66 pursuant to the Nabors Backstop Agreement in exchange for 681,620 Ordinary Shares.

E. Key Factors Affecting our Operating Results

Our business model is to develop CSP products using our technology, supply the equipment required to construct those projects and provide support to those projects during and after construction. We believe the key to full vertical integration revolves around mastering the technology development, basic engineering and component manufacturing utilizing the significant R&D investment we have made.

The protection of our intellectual property is important to the success of the business. We have a platform of unique and extensive intellectual property covering the full range of CSP technologies. This is supported by a detailed strategy that has driven our intellectual property creation program from inception.

We operate in a heavily regulated energy sector, which is subject to a variety of international, federal, state and local regulations and agencies that impact our operations. As a participant in the renewable energy sector specifically, there are additional regulations, tax incentives and support mechanisms in place to promote growth. Any reduction in these benefits could affect our business.

A. Results of Operations

Comparison of the year ended June 30, 2024 and 2023

The results of operations presented below should be reviewed in conjunction with the consolidated financial statement and notes included elsewhere in this report. The following table sets forth our consolidated results of operations for the periods shown:

	For the Year Ended June 30,	
	2024	2023
	(in thousands of $ unless otherwise indicated)	
Consolidated Statement of Profit or Loss and Other Comprehensive Income:		
Revenue		
Revenue from customers	342	268
Grant revenue	—	651
Total revenue	342	919
Expenses		
Employee benefits expense	5,274	2,984
Consultancy expenses	3,943	2,134
Administrative and other expenses	10,529	8,080
Share based listing expenses	106,055	—
Raw materials and consumables used	815	600
Depreciation expense	84	49
Finance costs, net	1,947	2,518
Share in loss of jointly controlled entities	206	254
Gain/(loss) on derivative financial instruments	164,935	(105)
Total expenses	293,787	16,514
Net loss before income tax	(293,445)	(15,595)
Income tax benefit	—	378
Net loss	(293,445)	(15,217)
Other comprehensive income that may be reclassified to profit or net loss in subsequent periods:		
Gain on foreign currency translation	(402)	891
Total Comprehensive Loss for the year	**(293,848)**	**(14,326)**

Revenue from customers

Revenue from customers is driven by the number of engagements with customers for consultancy advice and / or margin on goods or other services purchased for customer projects. For the year ended June 30, 2024, revenue from customers was $0.3 million, representing an increase of $0.1 million or 28% compared to the prior year. This increase was primarily the result of increases in both consulting fees and margin fees associated with increased project activity mainly related to an ongoing single customer assignment. Revenue from customers is currently not a material source of our funding, as we have historically relied upon other sources of funding such as government grants.

Revenue from customers is predominantly sourced from one customer and we will continue to seek consulting opportunities with this and other customers. However, we are not dependent on this source of revenue given the focus of the business on project development and the significance of grant revenue received historically.

Grant revenue

Grant revenue is driven by tax incentives offered by the Australian government that historically reduced our research and development costs by offering tax offsets for eligible expenditures.

Grant revenue was nil for the year ended June 30, 2024 as the R&D credit was recorded as an offset to future tax and $0.7 million for the year ended June 30, 2023 which was recorded as a receivable and refunded in cash.

Total revenue

Total revenue decreased by 63%, or $0.6 million, from $0.9 million for the year ended June 30, 2024, to $0.3 million for the year ended June 30, 2023. This decrease was primarily the result of the decrease in grant revenue discussed above.

Employee benefits expenses

Employee benefits expenses are driven by the number of employees, both permanent (full-time and part- time) and casual, and include associated costs such as superannuation and payroll tax.

Employee benefits expenses totaled $5.3 million for the year ended June 30, 2024, as compared to $3.0 million for the year ended June 30, 2023, representing an increase of $2.3 million or 77%, which was primarily due to an increase in the number of employees and Board costs. These employees were required to support research, project development and corporate activity.

Consultancy expenses

Consultancy expenses are driven by engagements with third party contractors who provide professional services for both research and project development and corporate activity.

Consultancy expenses totaled $3.9 million for the year ended June 30, 2024, as compared to $2.1 million for the year ended June 30, 2023, representing an increase of $1.8 million or 85%. This increase was primarily the result of increased research and project development activity in the twelve months ended June 30, 2024, compared to the twelve months ended June 30, 2023 as the business engaged more engineers and project consultants to deliver studies and basic design of "VS1" (a 30 MW / 288 MWh reference CSP plant located in Port Augusta, South Australia).

Administrative and other expenses

Administrative and other expenses include accounting and audit, legal, advertising, marketing, licenses, subscriptions and other similar types of expenses.

Administrative and other expenses for twelve months ended June 30, 2024, totaled $10.5 million, as compared to $8.1 million for the twelve months ended June 30, 2023, representing an increase of $2.4 million. This increase was primarily a result of increased legal, accounting and audit expenses incurred to prepare the business for a U.S. financial and regulatory environment as well as in relation to the Capital Reorganisation.

Share based listing expenses

Share based listing expenses of $106,055,055 for the twelve months ended June 30, 2024, represent non-cash charges recorded in connection with the consummation of the Capital Reorganisation (the "SPAC merger").

The expense reflects the difference between the fair value of the Ordinary Shares issued to NETC shareholders as compared to the fair value of NETC's net liabilities assumed. The fair value of the Company's Ordinary Shares was determined based on a quoted market price of $11.99 per Ordinary share at transaction closing as of December 19, 2023.

The fair value of share consideration of $94.8 million and NETC's net liabilities of $11.2 million resulted in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of $106.1 million. The difference is reflected as a share-based listing expense of $106,055,055 for the services provided by NETC in connection with the listing.

Raw materials and consumables used

Raw materials and consumables used during the twelve months ended June 30, 2024, amount to $0.8 million, as compared to $0.6 million for the twelve months ended June 30, 2023, representing an increase of $0.2 million or 36%. This was primarily driven by the development of products and grid connection costs in connection with our Port Augusta Project.

Depreciation expense

Depreciation expense for the twelve months ended June 30, 2024, was $84 thousand, as compared to $49 thousand for the twelve months ended June 30, 2023, representing an increase of $35 thousand or 71%.

Finance costs, net

Finance costs, net during the twelve months ended June 30, 2024, were $1.9 million, as compared to $2.5 million for the twelve months ended June 30, 2023, representing a decrease of $0.6 million or 23%. The decrease was primarily the result of lower debt balances for the year given the Company's only interest-bearing debt as of June 30, 2024 was the EDF loan.

Share in loss of jointly controlled entities

Share in loss of jointly controlled entities was $0.2 million for the year ended twelve months ended June 30, 2024, compared to $0.3 million for the twelve months ended June 30, 2023. The decrease was primarily due to timing of expenditure by the joint venture compared to the prior year.

(Gain)/loss on derivative financial instruments

Loss on derivative financial instruments for the twelve months ended June 30, 2024, was $164.9 million compared to a gain of $0.1 million for the twelve months ended June 30, 2023, primarily due to the impact of fair value movements on our financial instruments. The loss related primarily to a $171.0 million realized loss on the embedded derivatives associated with the Convertible Notes and the Senior Convertible Notes issued to AgCentral which were marked to market immediately prior to the completion of the Capital Reorganization transaction based on a quoted market price of $11.99 per Ordinary Share as at December 19, 2023. This loss was partially offset by unrealized gains on the Promissory Notes issued to EDF and NETC Warrants ($5.4 million, for the twelve months ended June 30, 2024) as part of the Capital Reorganization transaction .

Income tax benefit

Our income tax benefit during the twelve months ended June 30, 2024, was nil, as compared to a benefit of $0.4 million for the twelve months ended June 30, 2023. For the year ended June 30, 2024 Vast only recognised deferred tax assets to the extent it recorded deferred tax liabilities. The tax benefit for the year ended June 30, 2023 was primarily attributable to the recognition of a deferred tax asset to offset the deferred tax liability recognized in equity due to the revaluation of embedded derivatives as a result of waiver/modification of interest/maturity term from shareholder.

Refer to Note 6 – Income Tax Benefit for more details.

Total expenses

Total expenses increased by $277.3 million to $293.8 million for the twelve months ended June 30, 2024, compared to $16.5 million for the twelve months ended June 30, 2023. The increase was primarily due to share-based listing expenses and the loss on derivative financial instruments. See above for discussion of these expenses.

Net loss

Net loss for the twelve months ended June 30, 2024, totaled $293.4 million $17.50 per share on a basic and diluted basis) as compared to a loss for the twelve months ended June 30, 2023, of $15.2 million $7.08 per share on a basic and diluted basis), for an increase of $278.2 million in net loss. The increase in net loss was primarily related to non-cash accounting activities related to the close of the Capital Reorganisation, predominantly (a) share based listing expense recognized upon consummation of the Capital Reorganisation, amounting to $106.1 million, and (b) the loss realized recorded upon conversion of Convertible financial instruments previously issued by the Company, immediately prior to the consummation of the Capital Reorganization, amounting to $171.0 million.

B. Liquidity and Capital Resources

For a comparison of our cash flows for the years ended June 30, 2023 and 2022, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation," in Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on April 25, 2024.

We have primarily funded our operations with equity and debt investments by AgCentral, debt investments by Nabors Lux and EDF, government grants and tax cash rebates and the proceeds of the Capital Reorganization and Financings. As of June 30, 2024, we had cash and cash equivalents of $11.1 million and working capital of $3.6 million. As of June 30, 2023, we had cash and cash equivalents of $2.1 million and negative working capital of $23.6 million. The primary reason for the increase in working capital is the proceeds from the capital raise of $35.3 million in December 18, 2023 and Backstop arrangement.

Sources of Liquidity

Operating cash flow

We incurred net operating cash outflows of $40.3 million for the twelve months ended June 30, 2024 and $9.1 million for the twelve months ended June 30, 2023. We do not expect net operating cash inflows in the short term.

Equity

As of June 30, 2024, Vast had total diluted common shares outstanding of 29,973,504.

In connection with the Capital Reorganisation, Vast issued 25,800,229 shares valued at $295.3 million (net of $1.5 million transaction costs accounted for as a deduction from equity) as of Capital Reorganisation. Ordinary shareholders participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

Immediately prior to the Effective Time, the Company implemented the MEP Share Conversion, the Existing AgCentral Indebtedness Conversion and then the Split Adjustment. The aggregate number of Ordinary Shares outstanding immediately following the Split Adjustment and immediately prior to the Effective Time was 20,499,999 Ordinary Shares.

In connection with the Capital Reorganisation, Vast issued:

(1) An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes held by AgCentral and Nabors Lux. Issuance of these Ordinary Shares resulted in the extinguishment of $12.5 million of indebtedness.

(2) An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock that were not submitted for redemption to the holders thereof. This includes 633,250 shares of NETC Class A Common Stock purchased by CAG to satisfy its' financing obligations. Vast received $8.8 million as the proceeds of the Trust Account not paid to the holders of Redemption Shares.

(3) An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares to the holders thereof, and an aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares, pursuant to the Nabors Backstop Agreement. Includes 129,911 Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the Capital Reorganization in connection with CAG's investments.

(4) 350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement issued as the Incremental Funding Commitment Fee.

(5) 980,392 Ordinary Shares to AgCentral for $10.0 million pursuant to its Equity Subscription Agreement and 735,294 Ordinary Shares to Nabors Lux for $7.5 million pursuant to its Equity Subscription Agreement.

(6) 171,569 Shares to Guggenheim Securities issued as settlement for transaction expenses, expensed under IFRS 2.

We have registered for resale approximately 72.2% of our total issued and outstanding Ordinary Shares on a fully diluted basis (assuming and after giving effect to the issuance of 27,529,987 Ordinary Shares upon exercise of all outstanding Warrants, 2,799,999 Earnout Shares issuable upon the occurrence of all Triggering Events, and 2,400,000 Earnback Shares issuable upon the occurrence of all Triggering Events and the conversion of the EDF Note) and the

Warrants being offered for resale pursuant to this report represent approximately 46.7% of our current total outstanding Warrants.

Assuming the exercise of all outstanding Warrants for cash, we would receive aggregate proceeds of approximately $316.6 million. If the Warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the Warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the Warrants. However, we will only receive such proceeds if all Warrant holders fully exercise their Warrants for cash. The exercise price of the Public Warrants and Private Warrants is $11.50 per share. We believe that the likelihood that Warrant holders determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the Warrants (on a per share basis), we believe that Warrant holders will be very unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. On September 4, 2024, the closing prices for our Ordinary Shares and Public Warrants on Nasdaq were $1.175 per share and $0.0594 per warrant, respectively. There is no assurance that the Warrants will be "in the money" prior to their expiration or that the Warrant holders will exercise their Warrants. Warrant holders have the option to exercise their Warrants on a cashless basis in accordance with the Vast Warrant Agreements. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of Warrants will decrease. We will continue to evaluate the probability of Warrant exercises and the merit of including potential cash proceeds from the exercise of the Warrants in our future liquidity projections, but we do not currently expect to rely on the cash exercise of Warrants to fund our operations.

Debt

On December 18, 2023, Vast Intermediate HoldCo Pty Ltd (HoldCo) issued a Promissory Note to EDF Australia Pacific Pty Ltd (EDF) and an Embedded derivative liability was recognized for $5.5 million. As at June 30, 2024 the valuation of the instrument was measured at $0.6 million, the reduction being predominantly driven by the significant decrease in the Company's share price and its resulting impact on the valuation of the embedded derivative liability, since issuance ($2.28 as at June 30, 2024).

The Promissory Note has a face value equivalent to EUR 10,000,000 converted into USD $10,831,953. Interest is accrued at the rate of 3% per annum. Interest accrues daily on the principal outstanding amount. Within the first 18 months of issuance, the Company has the option to settle interest payments in cash or by issuance of additional convertible notes. The Promissory Note has an original term of 5 years but may be extended another 2 years at the HoldCo option via notice. EDF has the right to convert all or a portion (not less than $2 million) of the outstanding principal amount and interest at an exchange rate of $10.20 per share for a period of 5 years (or 7 years if extended). The exchange is conditional on satisfaction of the exchange condition being, EDF has invested at least $20.0 million in the project entity of a CSP Project.

The outstanding balance on Shareholder loans was converted to Ordinary Shares as of the Capital Reorganization.

Government Grants

To date, we have relied to a significant extent on government funding, in the form of grants, to develop and validate our technology. Similarly, we have conditional government funding approval, and we expect to receive substantial government funding, for up to AUD 65 million grants and up to AUD 110 million in concessional financing for the development of VS1 and we and our consortium partner, Mabanaft, expect to receive conditional government funding for up to AUD 19.5 million and EUR 12.4 million for the development of SM1. Although we are confident in our ability to ultimately obtain this funding, how much of this financing we receive will depend on our ability to satisfy certain funding and/or grant conditions (for example, with respect to the AUD 110 million concessional financing for VS1, a final investment decision being made), and there can be no assurance that we will be able to meet such conditions. In addition, the conditional government funding and concessional financing will not cover the full costs of development and delivery of VS1 or SM1. Accordingly, we and where applicable, our consortium partners, will need to obtain and invest significant capital in these projects in order to complete them.

For the twelve months ended June 30, 2024, we have not received any proceeds from Government grants.

Tax and R&D incentives

We currently depend heavily on government policies that support utility scale renewable energy and enhance the economic feasibility of developing and operating solar energy projects in regions in which we operate or plan to develop and operate renewable energy facilities. The Australian government provides incentives, such as Large-scale Generation

Certificates that support or are designed to support the sale of energy from utility scale renewable energy facilities, such as wind and solar energy facilities. In the U.S., policy support from the IR Act is expected to improve the economics of projects we may develop in the U.S., which we believe will accelerate deployments in the U.S. through production tax credits ("PTC") and 30+% investment tax credits ("ITC"). As a result of budgetary constraints, political factors or otherwise, governments from time to time may review their laws and policies that support renewable energy and consider actions that would make the laws and policies less conducive to the development and operation of renewable energy facilities. Such changes may, amongst other things, have a material adverse effect on our liquidity and capital resources.

In order to encourage the industry to invest more in research and development, the Australian government offers a tax incentive that reduces our research and development costs by offering tax offsets for eligible research and development expenditure. Under the R&D Tax Incentive, in the year June 30, 2023 we were eligible to receive a refundable research and development tax offset in respect of our eligible research and development expenditure. For June 30, 2024, Vast carries forward such allowances as tax credits for the period in which the related research and development (R&D) expenses are recognised in accordance with IAS 12.

Our refundable research and development tax offsets for the twelve months ended June 30, 2023 were as follows:

R&D tax incentives

	Year Ended June 30,	
	2024	2023
	(In thousands)	
Refundable R&D tax offset for the year	$ —	$ 651
R&D Tax credit recoveries recognized as grant income	$ —	$ 651

The Company will not be recieve refunds for the R&D development for the twelve months ended June 30, 2024 but rather will carry forward such allowances as tax credits for the period in which the related research and development (R&D) expenses are recognised in accordance with IAS 12. Refer to Note 6 – Income Tax Benefit for more details.

Future Cash Requirements

Ongoing Operations

We are currently devoting substantial resources to reaching a final investment decision on the VS1 project. This entails extensive work to amongst other things, finalize and validate with third parties individual plant components and overall plant design, refining the technology that supports CSPv3.0, protecting our intellectual property, developing protocols to test equipment, progressing through the full front-end engineering design process, negotiating construction terms with contractors and to qualifying and negotiating with suppliers for timely delivery of materials and components. We are also devoting resources to advancing the SM1 project, to developing our broader project pipeline and securing additional financing.

We have not yet entered into binding construction contracts with many of our suppliers, but we anticipate that industry-wide inflationary pressures that have significantly increased costs for materials and labor in our industry over the last several years will increase our anticipated expenses for the construction and development of VS1and SM1. This will make it more difficult for us to finance construction, testing and commissioning of those projects and may even cause one or more of our projects to no longer be economically viable. In particular, although we are not yet able to predict with specificity the capital expenditures that will be required to bring VS1 and SM1 online, we now believe that it will cost significantly more than our previous estimates of AUD 220 million for VS1 and AUD 80 million for SM1. We continue to negotiate with contractors and suppliers to finalize commercially acceptable terms.

We believe that we will have sufficient funding to execute on our near-term business plan of completing the work and processes to progress VS1 to final investment decision. However, our funds will be insufficient to finance completion of VS1 and SM1 or otherwise pursue our long-term business and we will need substantial additional funds to meet projected capital expenditures, financing obligations and operating requirements related to the construction and development of VS1, SM1 and our other projects. As discussed above, to date we have relied to a significant extent on government funding in the form of grants. We continue to pursue a number of potential financing alternatives, particularly government grants, as well as government loans, public and private equity and debt offerings, joint ventures and collaborations and other strategic opportunities and means. We are currently confident in our ability to ultimately obtain this funding. However, how much of this financing we receive will depend on our ability to satisfy certain funding and/or grant conditions and there can be no assurance that we will be able to meet such conditions.

Lease Commitments

We had lease commitments outstanding of $0.6 million on June 30, 2024 related to rented office space for engineering and operational personnel. $0.1 million of the outstanding commitments are expected to be paid in the twelve months to June 30, 2025. Lease commitments include agreements to lease office space that are legally binding and that specify all significant terms, including pricing provisions and the approximate timing of the payments.

Joint Venture Commitment

During the year ended June 30, 2022, Vast Solar Aurora Pty Ltd ("VSA") our wholly owned subsidiary, entered into an arrangement to co-develop the Aurora Energy Project commissioned by SiliconAurora. We acquired 50% of the shares in SiliconAurora on June 15, 2022 from 1414 Degrees for consideration of $0.07 million as an initial payment and $1.58 million as deferred consideration. The deferred consideration of $0.62 million was paid in July 2022 from the short-term loan obtained from the shareholder and the remainder of $0.96 million is expected to be paid by January 31, 2025, subject to the joint venture receiving a written offer/ notice to connect from relevant network service provider. The funds raised from those activities are intended to be used to settle the acquisition of SiliconAurora by repaying the remaining component of deferred consideration and fund Vast's on-going operational expenditure.

Debt

As of June 30, 2024, the Company had total borrowings of $12.8 million all of which are classified as non-current. See Note 13 – Borrowings and other financial liabilities of our historical consolidated financial statements for the twelve months ended June 30, 2024, and June 30, 2023 for further details about our financing arrangements.

Cash Flows

Our cash flows depend on, to a large degree, the loans from investors, government grants, tax rebates, and revenue from customers.

(1) Operating Activities. Net cash used in operating activities totaled $40.3 million for the twelve months ended June 30, 2024, compared to net cash used of $9.1 million during the twelve months ended June 30, 2023. Net cash used in operating activities is primarily influenced by changes in operating assets and liabilities items such as collection of receivables increasing cash balances and payments of operating payables decreasing cash balances. Changes in working capital resulted in a decrease of $21.9 million in cash flows during the twelve months ended June 30, 2024, and $3.8 million in cash flows during the twelve months ended June 30, 2023. The increase in payments related to trade and other payables was driven by costs related to the Capital Reorganization. *See Note 25 – Capital reorganization (the "SPAC Merger").*

(2) Investing Activities. Net cash used in investing activities totaled $244 thousand during the twelve months ended June 30, 2024, compared to net cash used of $168 thousand in the twelve months ended June 30, 2023. Our primary uses of cash for investing activities in the prior year included the related funding of an interest in the SiliconAurora joint venture, and purchases of property, plant and equipment.

(3) Financing Activities. Net cash generated by financing activities totaled $49.5 million during the twelve months ended June 30, 2024, compared to cash generated totaled $10.9 million during the twelve months ended June 30, 2023. During the twelve months ended June 30, 2024 proceeds from borrowings of $40.3 million and net Capital Reorganization proceeds of $9.2 million, compared to proceeds from borrowings of $11.5 million during the twelve months ended June 30, 2023.

The Company is forecasting that it will continue to incur significant operating cash outflows to fund the contracting, construction and commissioning of its current projects and to meet all of its obligations, including interest and principal payments on the outstanding debt. In particular, the development and delivery of projects VS1 and SM1 will require substantial funding. These projects are expected to rely on outside sources of financing. In this light the Company continue pursuing additional governmental funding in addition to raise additional funding through an external capital raise commencing in the financial year ending June 30, 2025. The Company's ability to pursue its growth strategy and to continue as a going concern is principally dependent on the ability of the Company to meet its cash flow forecasts and to raise additional funding as and when necessary.

Going Concern

Refer to *Note 2 – Summary of Material Accounting Policies - b) Going Concern*.

Other Matters

Strategic Joint Venture

On December 7, 2023, the Company entered into a Joint Development Agreement ("JDA") with EDF, under which the parties have agreed to collaborate on certain development activities with respect to CSP Projects. The Company and EDF has establish a steering committee, composed of two appointees from each party, to oversee and govern the activities of the EDF JDA. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement ("JVA") will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate. Neither party will contribute any pre-existing background intellectual property used in the joint effort; however, intellectual property rights developed or derived by either party in connection with the EDF JDA will be jointly owned by both the Company and EDF, and each party grants the other party a royalty-free, non-exclusive license to other intellectual property used in connection with the EDF JDA. As of June 30, 2024, agreements have been signed and there are no firm commitments. Accordingly, no liabilities have been recognized as of June 30, 2024.

The Company signed a Joint Development Agreement (JDA), on June 13, 2024, with global energy company Mabanaft to advance Solar Methanol 1 (SM1), a CSP-powered green methanol reference plant. Located in South Australia at the Port Augusta Green Energy Hub, SM1 will have the capacity to produce 7,500 tonnes of green methanol each year. Methanol is one of the most versatile hydrogen derivatives which, if produced using clean energy, has the potential to decarbonise several hard-to-abate industries, including shipping and aviation. The JDA sets out how the project will be developed and further underlines Vast and Mabanaft's contribution to the energy transition by combining technological, business development and commercial expertise. This comes after Vast and Mabanaft signed funding agreements for SM1 for up to AUD $40 million in February 2024.

Off-Balance Sheet Arrangements

As of June 30, 2024 and 2023, we did not have any off-balance sheet arrangements.

Environmental Regulations

Our operations are not subject to any significant environmental regulations under either Commonwealth of Australia or State/Territory legislation. We consider that adequate systems are in place to manage our obligations and are not aware of any breach of environmental requirements pertaining to us.

C. Research and development, patents and licenses

During the twelve months ended June 30, 2024 and 2023, we incurred research and development related expenses of $2.20 million and $1.50 million, respectively.

Research and Development

The Australian government offers a tax incentive that reduces our Research and Development (R&D) costs by offering tax offsets for eligible R&D expenditure. For the year ended June 30, 2024, Vast is entitled to future tax offsets for qualifying R&D expenditure. Vast carries forward such allowances as tax credits for the period in which the related R&D expenses are recognised in accordance with IAS 12. In the year ended June 30, 2023, Vast received a cash refundable R&D tax offset in respect of its eligible R&D expenditure and recorded below in accordance with IAS 20.

Patents and licenses

Patents and licenses are recognized as intangible assets at the point in time that they become legally registered under our control and ownership thereby generating an economic benefit to us.

We have filed for numerous patents across the globe in relation to the CSP technology that we intend to undertake to support our pipeline of projects globally. As of June 30, 2024, a number of these patents were pending registration, no intangible asset was recognised for the year.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2024 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Management's discussion and analysis of the financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

Critical accounting estimates are those that the Company's management considers the most important to the portrayal of the Company's financial condition and results of operations because they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain The Company's critical accounting estimates in relation to its consolidated financial statements include those related to:

- Revenue recognition from contract with customers

- Financial Instruments

Additional information related to our critical accounting estimates can be found in Note 2 – Summary of Material Accounting Policies of our consolidated financial statements included elsewhere in this report.



Auditor's Independence Declaration

As lead auditor for the audit of Vast Renewables Limited for the year ended 30 June 2024, I declare that to the best of my knowledge and belief, there have been:

(1) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(2) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Vast Renewables Limited and the entities it controlled during the period.

/s/ Jon Roberts

Melbourne

Partner
PricewaterhouseCoopers

28 October 2024

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001
T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au



Independent auditor's report

To the members of Vast Renewables Limited

Our opinion

In our opinion:

The accompanying financial report of Vast Renewables Limited (the Company) and its controlled entities (together the Group) is in accordance with the *Corporations Act 2001*, including:

(1)   giving a true and fair view of the Group's financial position as at 30 June 2024 and of its financial performance for the year then ended

(2)   complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

What we have audited
The financial report comprises:

- the consolidated statement of financial position as at 30 June 2024
- the consolidated statement of changes in equity for the year then ended
- the consolidated statement of cash flows for the year then ended
- the consolidated statement of profit or loss and other comprehensive income for the year then ended
- the notes to the consolidated financial statements, including material accounting policy information and other explanatory information
- the consolidated entity disclosure statement as at 30 June 2024
- the directors' declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial report* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional & Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001
T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

Material uncertainty related to going concern

We draw attention to Note 2b in the financial report, which indicates that the Group incurred a net loss of $293,445,439 and used net cash in operating activities of $40,309,371 during the year ended 30 June 2024 and, as of that date, the Group had net liabilities of $8,300,145. The Group is dependent on raising additional funding to pursue its growth strategy and meet the interest and principal payments on its outstanding debt obligations. These conditions, along with other matters set forth in Note 2b, indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

Audit scope	*Key audit matters*
• Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.	• Amongst other relevant topics, we communicated the following key audit matters to the Audit and Risk Committee: • Accounting for the capital reorganisation (the 'SPAC Merger') • These are further described in the *Key audit matters* section of our report, except for the matter which is described in the *material uncertainty related to going concern* section.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context.

In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matter described below to be the key audit matter to be communicated in our report.

Key audit matter	*How our audit addressed the key audit matter*
Accounting for the capital reorganisation (the 'SPAC Merger') including: share based listing expenses ($106,055k), gain or loss on derivative financial instruments ($164,935k) and issued capital ($297,618k) (Refer to notes 19, 20, 22 & 25) *As described in Note 25 Ito the consolidated financial statements, the merger was accounted for as an asset acquisition.The fair value of the ordinary shares issued to the shareholders of the acquired entity was determined based on a quoted market price as of the closing date.* *As required by the Business Combination Agreement (BCA), the existing convertible notes were redeemed through issuance of ordinary shares in the Company as settlement of convertible notes and repayment of interest accrued on such convertible notes. Immediately prior to settlement the embedded derivatives associated with these instruments were revalued.* *For certain short-term loans, the Company effected repayment of principal outstanding and accrued interest through issuance of ordinary shares in the Company. Existing historic equity held was converted at the carrying accounting value.* *The difference between the fair value of the ordinary shares issued to the shareholders of the acquired entity and the fair value of the acquired entity's net assets or liabilities was recognised as an expense.*	In relation to accounting for the merger as an asset acquisition, our audit procedures included, amongst others: • obtaining an understanding of the terms and conditions of the BCA • assessing whether the Group's accounting for the BCA and the associated merger was in accordance with Australian Accounting Standards • assessing the methodology used in determining the appropriate fair value of ordinary shares together with PwC corporate valuation experts. In relation to the valuation of the embedded derivatives associated with the existing convertible notes and earnout shares, together with PwC corporate valuation experts, we performed the following procedures, amongst others: • assessed the competency, qualifications, experience and objectivity of the external valuers used by the Group • read the external valuers' terms of engagement to identify any terms that might affect their objectivity or impose limitations on their work relevant to the valuation of embedded derivatives • compared inputs used in the valuations to the relevant contractual agreements and/or other supporting documents

Key audit matter	How our audit addressed the key audit matter
This was a key audit matter because: *• the SPAC Merger is a material one-off transaction within the year that impacts a number of balances in all primary statements* *• by nature, some of the valuations within the SPAC Merger are inherently subjective due to the use of assumptions and estimates*	• compared inputs used in the valuations to the relevant contractual agreements and/or other supporting documents • assessed the appropriateness of certain inputs including, share price, risk-free rate, expected volatility, dividend yield and term based on benchmark market data and underlying contractual agreements • inspected the final valuation reports and compared the fair value as per the valuation to the value recorded in the Group's accounting records. In relation to conversions of debt to equity, we reconciled converted amounts to underlying book values immediately prior to the SPAC Merger date. We engaged PwC corporate valuation experts to assess the methodology used in determining the appropriate fair value of ordinary shares used when accounting for the expense. We assessed the reasonableness of the disclosures in the notes referred to within this key audit matter considering the requirements of Australian Accounting Standards.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2024, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon through our opinion on the financial report.



In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor's report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report in accordance with Australian Accounting Standards and the *Corporations Act 2001*, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor's report.

/s/ PricewaterhouseCoopers

/s/ Jon Roberts	Melbourne
Partner	28 October 2024

**CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME**

	Note	June 30, 2024	June 30, 2023	June 30, 2022
		Year Ended		
		(In thousands of US Dollars, except per share amounts)		
Revenue:				
Revenue from customers	3	$ 342	$ 268	$ 163
Grant revenue	4	—	651	1,754
Total revenue		342	919	1,917
Expenses:				
Employee benefits expenses	5	5,274	2,984	2,756
Consultancy expenses	5	3,943	2,134	1,934
Administrative and other expenses	5	10,529	8,080	1,618
Share based listing expenses	25	106,055	—	—
Raw materials and consumables used	5	815	600	241
Depreciation expense		84	49	47
Finance costs, net		1,947	2,518	2,119
Share in loss of jointly controlled entities		206	254	10
(Gain)/loss on derivative financial instruments	22	164,935	(105)	3
Total expenses		293,787	16,514	8,728
Net loss before income tax		(293,445)	(15,595)	(6,811)
Income tax benefit	6	—	378	618
Net loss		(293,445)	(15,217)	(6,193)
Other comprehensive income that may be reclassified to profit or net loss in subsequent periods:				
Gain on foreign currency translation	20	(402)	891	1,379
Total comprehensive loss for the year		$ (293,848)	$ (14,326)	$ (4,814)
Loss per share:				
Basic loss per share	7	$ (17.50)	$ (7.08)	$ (2.88)
Diluted loss per share	7	$ (17.50)	$ (7.08)	$ (2.88)
Weighted-average number of common shares outstanding (in thousands):				
Basic		16,764	2,149	2,149
Diluted		16,764	2,149	2,149

The accompanying notes form part of the consolidated financial statements

VAST RENEWABLES LIMITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2024	June 30, 2023
		(In thousands of US Dollars)	
Assets			
Current assets:			
Cash and cash equivalents		$ 11,081	$ 2,060
Trade and other receivables	9	839	314
R&D tax incentive receivable		—	638
Prepaid expenses	8	1,887	44
Total current assets		13,807	3,056
Non-current assets:			
Investment in joint venture accounted for using the equity method	14	1,065	1,300
Loans and advances to related parties		456	225
Property, plant and equipment		62	30
Right-of-use-assets		379	45
Total non-current assets		1,963	1,600
Total assets		$ 15,770	$ 4,656
Liabilities			
Current liabilities:			
Borrowings and other financial liabilities	13	$ —	$ 19,812
Derivative financial instruments	22	—	18
Trade and other payables	11	5,157	5,622
Contract liabilities		—	2
Lease liabilities		134	26
Warrants liability	12	3,670	—
Deferred consideration payable	14	959	955
Provisions		314	183
Total current liabilities		10,235	26,618
Non-current liabilities:			
Lease liabilities		299	28
Borrowings and other financial liabilities	13	12,821	7,134
Provisions		156	117
Derivative financial instruments	22	561	174
Total non-current liabilities		13,836	7,453
Total liabilities		$ 24,071	$ 34,071
Equity:			
Issued capital	19	$ 297,618	$ 2,354
Share-based payment reserve	20	24,294	4
Foreign currency translation reserve	20	2,883	3,285
Capital contribution reserve	20	—	4,591
Accumulated losses	21	(333,094)	(39,649)
Total deficit		$ (8,300)	$ (29,415)
Total liabilities and equity		$ 15,770	$ 4,656

The accompanying notes form part of the consolidated financial statements

VAST RENEWABLES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US Dollars)	Issued Capital	Share-based Payment Reserve	Capital Contribution	Foreign Currency Translation	Accumulated Losses	Total Equity/ (Deficit)
			Reserves			
Notes	19	20	20	20	21	
As of July 1, 2021	$ 2,354	$ 4	$ 1,755	$ 1,015	$ (18,239)	$ (13,111)
Loss for the year	—	—	—	—	(6,193)	(6,193)
Other comprehensive income	—	—	—	1,379	—	1,379
Modification of convertible notes, net of tax	—	—	1,697	—	—	1,697
As of June 30, 2022	$ 2,354	$ 4	$ 3,452	$ 2,394	$ (24,432)	$ (16,228)
Loss for the year	—	—	—	—	(15,217)	(15,217)
Other comprehensive income	—	—	—	891	—	891
Modification of convertible notes, net of tax	—	—	1,139	—	—	1,139
As of June 30, 2023	$ 2,354	$ 4	$ 4,591	$ 3,285	$ (39,649)	$ (29,415)
Loss for the year	—	—	—	—	(293,445)	(293,445)
Other comprehensive income	—	—	—	(402)	—	(402)
Share-based Compensation - earnout shares	—	24,290	—	—	—	24,290
Issuance of shares to employees	638	—	—	—	—	638
Conversion of debt to equity	208,800	—	(4,591)	—	—	204,209
Shares issued to acquire NETC	67,799	—	—	—	—	67,799
PIPE funding	17,506	—	—	—	—	17,506
Shares issued as settlement of transaction expenses	2,057	—	—	—	—	2,057
Transaction cost accounted for as a deduction from equity	(1,536)	—	—	—	—	(1,536)
As of June 30, 2024	$297,618	$ 24,294	$ —	$ 2,883	$ (333,094)	$ (8,300)

The accompanying notes form part of the consolidated financial statements

VAST RENEWABLES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended June 30,		
		2024	2023	2022
		(In thousands of US Dollars)		
Cash from operating activities:				
Net loss	$	(293,445) $	(15,217) $	(6,193)
Adjustments to net loss:				
Share in loss of jointly controlled entities		206	254	10
Shares based listing expenses		106,055	—	—
Share based payment expense		1,694	—	—
Depreciation and amortization expense		84	49	47
Non-cash finance costs recognised in profit or loss		2,046	2,518	2,118
Unrealised (gain)/loss on derivative financial instruments		164,935	(105)	3
Deferred income tax expense/(benefit)		—	(378)	(618)
Changes in operating assets and liabilities:				
Decrease/(Increase) in trade and other receivable		(525)	(233)	68
(Increase)/decrease in prepayments		(1,843)	(13)	(28)
(Increase)/decrease in tax incentive receivable		638	76	35
Increase/(decrease) in trade and other payables		(19,126)	4,079	1,149
Deferred income		—	—	(1,037)
Increase/(decrease) in contract liabilities		2	(102)	104
Increase in provisions		170	66	17
Foreign exchange differences		(1,200)	(45)	215
Net cash (used) in operating activities	$	(40,309) $	(9,051) $	(4,110)
Cash flows from investing activities:				
Acquisition of interest in joint venture		—	—	(67)
Interest received		98	9	1
Loans and advances paid to related parties		(227)	(144)	(43)
Purchases of property, plant and equipment		(115)	(33)	(15)
Net cash used in investing activities	$	(244) $	(168) $	(124)
Cash flows from financing activities:				
Payment of deferred consideration		—	(607)	—
Proceeds from borrowings and other financial liabilities		40,285	11,515	1,838
Proceeds from Capital Reorganisation		9,203	—	—
Increase/(decrease) in lease liabilities		45	(37)	(45)
Net cash generated by financing activities	$	49,533 $	10,871 $	1,793
Net increase/(decrease) in cash and cash equivalents		8,979	1,652	(2,441)
Effect of exchange rate changes on cash		42	(15)	(234)
Cash and cash equivalents at the beginning of the year		2,060	423	3,098
Cash and cash equivalents at the end of the year	$	11,081 $	2,060 $	423

See Note 28 – Cash Flow Information for non-cash financing and investing activities.

The accompanying notes form part of the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) General information

The consolidated financial statements are comprised of Vast Renewables Limited (formerly Vast Solar Pty Ltd) and the entities it controls. Unless the context requires otherwise, references in this report to "we," "us," "our," "the Company," or "Vast" mean Vast Renewables Limited and the entities it controls.

Vast is an Australian public company limited by shares. We are a leading renewable energy company that has developed concentrated solar power (CSP) systems to generate, store and dispatch carbon free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Our unique approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products. Our vision is to provide continuous carbon-free energy globally by deploying our CSP technology and complementary technologies (e.g., intermittent solar PV and wind) to deliver renewable and dispatchable electricity, heat and storage on a continuous basis. We believe our CSP technology is capable of providing competitive, dispatchable and carbon-free power for on- and off-grid power generation applications, energy storage, process heat, and has the potential to unlock green fuels production.

Vast's registered office and principal place of business is as follows:

Suite 7.02, 124 Walker Street
North Sydney
NSW 2060

The consummation of the Capital Reorganisation with Nabors Energy Transition Corp. ("NETC") on December 18, 2023 (the "Closing Date") as provided in Note 25 – Capital reorganization (the "SPAC Merger"), is accounted for as a capital reorganization. The Capital Reorganisation, which is not within the scope of IFRS 3 as NETC does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the Capital Reorganisation was achieved with the Company issuing ordinary shares ("Ordinary Shares") to NETC shareholders in exchange for the net liabilities of NETC ($11,206,000) as of the Closing Date, accompanied by a share recapitalization. The net liabilities of NETC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company's Ordinary Shares issued considering a fair value of the Ordinary Shares of $11.99 per share (price of Ordinary Shares at the Closing Date) over the fair value of NETC's identifiable net liabilities acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred ("share based listing expense") and further details of share based listing expense is provided in Note 25 – Capital reorganization (the "SPAC Merger").

As a result of the Capital Reorganisation, NETC became a wholly-owned direct subsidiary of the Company. On December 19, 2023, the Ordinary Shares and public warrants to purchase Ordinary Shares (the "Public Warrants") commenced trading on the Nasdaq Stock Market, or "Nasdaq," under the symbols "VSTE" and "VSTEW," respectively.

(2) Summary of Material Accounting Policies

a) **Basis of preparation**

Compliance with IFRS

The general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations, as issued by the Australian Accounting Standards Board and the Corporations Act 2001.The consolidated financial statements of the Vast Renewables Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Vast is a for-profit entity for the purpose of preparing the financial statements.

The Financial Statements were authorized for issue on October 28, 2024 by the directors of the Company. The directors have the power to amend and reissue the financial statements.

Functional and presentation currency

The functional currency of Vast is Australian dollars ("AUD") being the primary economic environment in which it operates.

The presentation currency of Vast is United States ("US" or "$") dollars.

In accordance with IAS 21 *The effects of change in foreign exchange rates*, the financial statements for all years and periods presented have been translated into the presentation currency using the procedures outlined below:

- The consolidated statements of profit or loss and comprehensive income and statement of cash flows for each year have been translated into US dollars using average foreign currency rates prevailing for the relevant period.

- All assets and liabilities in the consolidated statements of financial position have been translated into US dollars at the exchange rate prevailing at each relevant reporting date.

- The equity section of the consolidated statements of financial position has been translated into US dollars using historical rates i.e. translated using the rates of exchange in effect as of the dates of the various capital transactions.

- All resulting exchange differences arising from the translation are included in other comprehensive income.

- Loss per share has also been restated to US dollars to reflect the presentation currency.

The year-end exchange rate used was A$/US$ 1:0.6620,1:0.6630 and 1:0.6889 as of June 30, 2024, June 30, 2023, and June 30, 2022 respectively.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign currency translation reserve

Exchange differences arising on performing the above translation procedures are recognised in other comprehensive income and accumulated in a separate reserve within equity referred as foreign currency translation reserve. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Historical cost convention

The consolidated financial statements have been prepared on the basis of historical cost, as explained in the accounting policies below. Historical cost is generally based on the fair values of the consideration given in exchange for goods and services.

b) Going concern

The Company incurred a net loss of $293,445,439 and $15,217,000 for the years ended June 30, 2024 and 2023, respectively and used net cash in operating activities of $40,309,371 and $9,051,000 for the years ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the Company had net current assets of $3,572,891 and net liabilities of $8,300,145. As of June 30, 2024, promissory notes totalling $5,400,000 held by EDF were outstanding and included in the Company's liabilities.

On January 12, 2024, the Company issued an additional 681,620 Ordinary Shares to Nabors Lux 2 S.a.r.l ("Nabors Lux") for a consideration of $6,952,533 pursuant to the Nabors Backstop Agreement, as contemplated in the Business Combination Agreement, dated February 14, 2023 (as amended, the "BCA").These shares have been included in the Company's liabilities as of June 30, 2024, as certain rights are provided to Nabors Lux if, prior to September 18, 2024, certain investors invest in equity or debt interests of the Company on terms that are more favorable to such investor from a financial perspective than the terms applicable to Nabors Lux under the Nabors Backstop Agreement.

In addition, in connection with the Capital Reorganisation, Nabors Lux granted the Company a term loan in the form of a backstop loan agreement (the "Backstop Loan Agreement") in an amount of up to $5,000,000 which the Company expects to draw upon within the next 12 months.

The Company is forecasting that it will continue to incur significant operating cash outflows to fund the contracting, construction and commissioning of its current projects and to meet all of its obligations, including interest and principal payments on the outstanding debt. In particular, the development and delivery of projects "VS1" (a 30 MW / 288 MWh reference CSP plant located in Port Augusta, South Australia) and "SM1" (a 20 ton per day solar methanol demonstration facility that will be co-located with and partially powered by VS1) will require substantial funding. These projects are expected to rely on outside sources of financing. The Australian Renewable Energy Agency ("ARENA") has announced funding of up to AUD 65000000 on February 13, 2023 for VS1. On January 27, 2023, ARENA also announced that the Company will receive up to AUD 19500000 from ARENA and the Company's consortium partner, Mabanaft will receive up to EUR 12400000 from Projektträger Jülich on behalf of the German government for SM1, in each case as part of the HyGATE Program. The funding awards for VS1 and SM1 are each subject to multiple conditions precedent, including but not limited to the ability to provide sufficient equity to meet the balance of funding requirements for the projects, the projects achieving financial close prior to specified dates and securing relevant permitting and approvals such as a grid connection. In addition, the Australian Federal government has announced financial support for the development of VS1 of up to AUD 110000000, the terms and conditions of which (including, inter alia, achievement of financial close of VS1 by a specified date) are to be negotiated with the Department of Climate Change, Energy, the Environment and Water and approved by the Australian Federal Government.

The Company intends to raise additional funding through an external capital raise commencing in the financial year ending June 30, 2025. The Company's ability to pursue its growth strategy and to continue as a going concern is principally dependent on the ability of the Company to meet its cash flow forecasts and to raise additional funding as and when necessary.

As a result of the above, there is material uncertainty related to events or conditions that may cast significant doubt on Vast's ability to continue as a going concern, and therefore, that the Company may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the directors believe that the Company will be successful in the above matters and, accordingly, have prepared the financial statements on a going concern basis.The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c) Revenue recognition

Revenue is recognised at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods to a customer. For each contract with a customer, the Company:

- identifies the contract with a customer;

- identifies the performance obligations in the contract;

- determines the transaction price;

- allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good to be delivered;

- and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods promised.

Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the 'expected value' or 'most likely amount' method. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are initially recognised as deferred revenue in the form of a separate refund liability.

Please refer to Note 3 – Revenue from Customers for further information on the accounting of the Company's revenue from contract with customers.

All revenue is stated net of the amount of goods and services tax (GST).

d) Government grants

Vast recognises grant income from the contributions received from the government which is measured at the fair value of the consideration received or receivable.

Government grants are not recognised until there is reasonable assurance that Vast will comply with the conditions attaching to them and that the grants will be received.

Government grants related to income are presented on a gross basis and are recognised in profit or loss on a systematic basis over the periods in which Vast recognises as expenses the related costs which the grants are intended to compensate.

Investment allowances and similar tax incentives

Vast is entitled to qualifying expenditure under the Research and Development Tax Incentive regime in the form of future tax offsets or income. Vast carries forward such allowances as tax credits or income for the period in which the related research and development (R&D) expenses are in accordance with IAS 12 or IAS 20 respectively.

For the twelve months ended June 30, 2023 the Company received a cash refund in respect of its eligible R&D expenditure and accounted for the grant in accordance with IAS 20. Due to the fact that the Company no longer meets the aggregated turnover thresholds as defined by the Australian Taxation Office, the Company is entitled to non-refundable future tax offsets for qualifying R&D expenditure, and accounted for them in accordance with IAS 12 for the twelve months ended June 30, 2024.

Specifically, government grants whose primary condition is that Vast should purchase, construct, or otherwise acquire non-current assets (including property, plant and equipment) are recognised as deferred income in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets

Please refer to Note 4 – Grant Revenue for further information accounting for government grants.

e) Finance income

Finance income from a financial asset is recognised when it is probable that the economic benefits will flow to Vast and the amount of revenue can be measured reliably. Finance income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

f) Segment reporting

The Company operates as one operating segment. The Board, who are the chief operating decision maker (CODM), reviews the financial information on a consolidated basis for the purpose of allocating resources and assessing performance.

g) Employee benefits

(i) *Short term obligations*

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the consolidated statements of financial position.

(ii) *Other long term employee benefit obligations*

Vast also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period.

The obligation is presented as non-current liabilities under provisions for employee benefits in the consolidated statements of financial position.

(iii) *Share-based payment arrangement*

The grant-date fair value of equity-settled share-based payment arrangements granted to employees with non-vesting conditions is recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The Management Equity Plan shares did not have any vesting conditions, the excess of the grant date fair value of the shares and the amount paid by the employees was therefore recognised as share-based payment expense in full at the time of the grant of the shares.

h) Taxation

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Vast's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. These are recognised in profit or loss, except when it relates to items that are recognised in other comprehensive income or directly in equity, in which case the current tax is also recognised in other comprehensive income or directly in equity, respectively. Where current tax arises from the initial accounting for a Capital Reorganization, the tax effect is included in the accounting for the Capital Reorganization.

Deferred Income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a Capital Reorganization that, at the time of the transaction, affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

i) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less which are convertible to a known amount of cash and subject to an insignificant risk of change in value, and bank overdrafts.

j) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Depreciation rates and methods shall be reviewed at least annually and, where changed, shall be accounted for as a change in accounting estimate. Where depreciation rates or methods are changed, the net written down value of the asset is depreciated from the date of the change in accordance with the new depreciation rate or method. Depreciation recognised in prior financial years shall not be changed, that is, the change in depreciation rate or method shall be accounted for on a 'prospective 'basis.

The depreciation rates used for each class of depreciable assets are:

Class of Property, plant and equipment	Depreciation rate
Office equipment	10 – 50%

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Impairment of assets

At the end of each reporting period, Vast reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, Vast estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

k) Provisions

Provisions are recognised when Vast has a present obligation (legal or constructive) as a result of a past event, it is probable that Vast will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

l) Financial instruments

Financial assets and financial liabilities are recognised when Vast becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

For assets and liabilities that are recognised at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognised financial assets are measured subsequently in their entirety at amortised cost.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortised cost:

- the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Vast's financial assets at amortised cost includes trade receivables.

Amortised cost and effective interest method

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Impairment of financial assets

Vast always recognises lifetime expected credit losses (ECL) for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on Vast's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Derecognition of financial assets

Vast derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognised in profit or loss.

Financial liabilities and equities

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the entity are recognised at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivatives are recognised initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately.

Embedded derivatives

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host — with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss (FVTPL). Further, such derivatives are initially recognised at fair value and the residual amount is the initial carrying value of the host contract liability.

An embedded derivative is presented as a non-current asset or non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is more than 12 months and is not expected to be realised or settled within 12 months.

Other financial liabilities

Other financial liabilities, including borrowings and trade and other payables, are initially measured at fair value, net of transaction costs. Trade and other payables are recognised and are accrued at year end. Other financial liabilities such as interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Modification of financial liabilities:

When the contractual terms of a financial liability are substantially modified, it is accounted for as an extinguishment of the original debt instrument and the recognition of a new financial liability. Quantitatively, a modification to the terms of a financial liability is substantial if the net present value of the cash flows under the modified terms, including any fees paid net of any fees received, is at least 10 percent different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate.

The new debt instrument is recorded at fair value and any difference from the carrying amount of the extinguished liability, including any non-cash consideration transferred, is recorded in profit or loss.

If a modification to the terms of a financial liability is not substantial, then the amortised cost of the liability is recalculated as the present value of the estimated future contractual cash flows, discounted at the original effective interest rate. The resulting gains or losses are recognised in profit or loss. Any costs or fees incurred adjust the carrying amount of the modified financial liability and are amortised over its term.

Where the counterparty is a shareholder and changes to terms and conditions were not made to reflect changes in market conditions, the resulting gain or loss from the modification or extinguishment is recognised as a contribution from/distribution to shareholders directly in equity.

Derecognition of financial liabilities

Vast derecognises financial liabilities when, and only when, Vast's obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the consolidated statements of profit or loss and other comprehensive income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

m) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables. This is calculated on a cash-settled basis and then accrued for a year end.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified within operating cash flows.

n) Leases

Vast as lessee

Vast assesses whether a contract is or contains a lease, at inception of the contract. Vast recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, Vast recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease, if this rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

• fixed lease payments (including in substance fixed payments), less any lease incentives receivable;

• variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

- the amount expected to be payable by the lessee under residual value guarantees;

- the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

- payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease

The lease liability is presented as a separate line in the consolidated statements of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Vast remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

- the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

- the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)

- a lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that Vast expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. The right-of-use assets are presented as a separate line in the consolidated statements of financial position.

o) Application of new and revised Accounting Standards

(i) New standards and amendments — applicable July 1, 2023

In the current year, Vast has applied a number of amendments to Accounting Standards and Interpretations issued by the International Financial Reporting Standards (IFRS) that are effective for an annual period that begins on or after July 1, 2023. Unless otherwise stated below, their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Title	Key requirements	Effective date for reporting periods beginning after
IFRS 17, 'Insurance contracts' as amended in December 2021	IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts; IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation features. The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers,covering all relevant accounting aspects. IFRS 17 is based on a general model, supplemented by: • A specific adaptation for contracts with direct participation features (the variable fee approach) • A simplified approach (the premium allocation approach) mainly for short-duration contracts The new standard had no impact on Vast's consolidated financial statements.	January 1, 2023

(ii) Forthcoming requirements

The following standards and interpretations apply for the first time to financial reporting periods commencing on or after December 31, 2023. The Company does not plan to adopt these standards early. Application is not expected to result in material changes to Vast's future financial reports, however the quantitative effects of adopting these standards has not yet been determined.

Title	Key requirements	Effective date
Lack of exchangeability – Amendments to IAS 21	The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.	January 1, 2025

Title	Key requirements	Effective date
Disclosures: Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7	The amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity's liabilities, cash flows and exposure to liquidity risk. The amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose. The adoption of this amendment is expected to have no effect for Vast.	January 1, 2024
Lease Liability in a Sale and Leaseback – (Amendments to IFRS 16)	The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The adoption of this amendment is expected to have no effect for Vast..	January 1, 2024
Classification of Liabilities as Current or Non-current – Amendments to IAS 1	The amendment of of IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify: • What is meant by a right to defer settlement • That a right to defer must exist at the end of the reporting period • That classification is unaffected by the likelihood that an entity will exercise its deferral right • That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months. The adoption of this amendment is expected to have no effect for Vast..	January 1, 2024
Non-current Liabilities with Covenants – (Amendments to IAS 1)	The amendment clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The adoption of this amendment is expected to have no effect for Vast.	January 1, 2024

Title	Key requirements	Effective date
International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12	The amendments to IAS 12 have been introduced in response to the OECD's BEPS Pillar Two rules and include: • A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and • Disclosure requirements for affected entities to help users of the financial statements better understand an entity's exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date. Vast was not impacted by the Pillar Two rules given the consolidated revenue threshold was not met and therefore no specific disclosures have been included in these financial statements.	January 1, 2023
Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28	The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures. The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a 'business' (as defined in IFRS 3 Business Combinations). Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor's interests in the associate or joint venture. The amendments apply prospectively.	n/a**

_____

** In December 2015 the IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.

p) Critical accounting judgments and key sources of estimation uncertainty and errors

In the application of Vast's accounting policies, which are described above, the directors of Vast are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

Effective interest rate on convertible notes

Effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability to the amortised cost of a financial liability. In calculating interest expense, the effective interest rate is applied by Vast to the amortised cost of the liability.

Useful lives and impairment of property, plant and equipment

As described at (j) above, Vast reviews the estimated useful lives of property, plant and equipment at the end of each reporting period and the carrying amounts to determine whether there is any indication an impairment loss is required.

Deferred consideration

The deferred consideration is dependent on a particular joint venture achieving agreed project milestones. In the case of the joint venture of SiliconAurora Pty Limited ("SiliconAurora") various project milestones are expected to be met and as such Vast expects that payment will be required before the end of June 30, 2025. The fair value of the deferred consideration was calculated using an annual discount rate of 6.19%. Refer to Note 14 – Interest in other entities for further details.

Employee entitlements

Vast's employee entitlements are calculated based on estimates in future increases in wages and salaries, future on cost rates, and experience of employee departures and period of service. Vast reviews these estimates in each reporting period.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if Vast considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what Vast's estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to Vast's operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. Vast reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

q) Principles of consolidation

The consolidated financial statements incorporate the financial statements of Vast and entities controlled by the Company (i.e. its subsidiaries) up to the reporting date.

Control is achieved when the Company:

- Has the power over the investee

- Is exposed, or has rights, to variable returns from its involvements with the investee

- Has the ability to use its power to affects its returns

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When Vast has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. Vast considers all relevant facts and circumstances in assessing whether or not Vast's voting rights in an investee are sufficient to give it power, including:

- The size of Vast's holding of voting rights relative to the size and dispersion of holdings of the other vote holders

- Potential voting rights held by Vast, other vote holders or other parties

- Rights arising from other contractual arrangements

- Any additional facts and circumstances that indicate that Vast has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which Vast has control as outlined above. Subsidiaries are fully consolidated from the date on which control is transferred to Vast. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Vast.

(ii) Joint arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

The Company signed a Joint Development Agreement (JDA), on June 13, 2024, with global energy company Mabanaft to advance Solar Methanol 1 (SM1), a CSP-powered green methanol reference plant. The JDA sets out how the project will be developed and further underlines Vast and Mabanaft's contribution to the energy transition by combining technological, business development and commercial expertise. This comes after Vast and Mabanaft signed funding agreements for SM1 for up to AUD $40,000,000 in February 2024. This agreement had no impact on the annual report for the year ended June 30, 2024,

On December 8, 2023, the Company entered into a joint development agreement with EDF, which has been considered as joint operations. It recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operation are set out in Note 14 – Interest in other entities.

Further, in June 2022, Vast entered into a joint venture to enable development of a battery energy storage system (BESS) and CSP projects to generate clean, low-cost energy sources. The Aurora Energy Project is commissioned by SiliconAurora having their principal place of business in Melrose Park, South Australia. The project is co-developed by Vast Solar Aurora Pty Ltd (VSA) and 1414 Degrees Limited (14D) via SiliconAurora Pty Ltd. VSA is a wholly owned subsidiary of the Company. VSA acquired 50% of the shares in SiliconAurora from 14D, and the Company is the guarantor for VSA. Details of the joint venture are set out in Note 14 – Interest in other entities.

r) Contributed equity

Ordinary shares with voting rights are classified as issued capital within equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

<u>Dividends</u>

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

s)   Earnings/Loss per share

(i)   Basic earnings/loss per share

Basic earnings per share is calculated by dividing

- the profit/loss attributable to owners of Vast, excluding any costs of servicing equity other than ordinary shares;

- by the weighted average number of ordinary shares outstanding during the financial year

(ii)   Diluted earnings/loss per share

Diluted earnings per share adjusts the amounts used in the determination of basic earnings per share to take into account the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares, such as convertible notes.

(3) Revenue from Customers

	Year ended June 30,		
	2024	2023	2022
	(In thousands of US Dollars)		
Consulting fees	$ 336	$ 170	$ 140
Margin fees	6	98	23
	$ 342	$ 268	$ 163

Consulting fees

Revenue from consulting fees in relate to the design, engineering and project management services for a solar facility owned by Commonwealth Scientific and Industrial Research Organisation (CSIRO), and is recognised based on the actual services provided to them at the end of the reporting period as a proportion of the total services to be provided. Revenue is recognised over time as the customer receives and uses the benefits from consulting services simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours for each project or contract.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenue or costs are reflected in profit or loss in the period in which the circumstances that give rise to the change become known by management.

In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by Vast exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised.

Margin fees

In relation to the facility mentioned above, Vast is charging a margin fee in the form of 10% administration and handling fee for the procurement of equipment, components, and materials on behalf of CSIRO. The Company recognises revenue from procurement service at a point in time when goods are acquired and are presented net of relevant gross receipts and gross payments.

Disaggregation of revenue from contracts with customers

Vast's revenue is currently derived in Australia. For the year ended June 30, 2024, most of the revenue from customers was earned from a single customer, CSIRO (and almost all revenue from customers for the year ended June 30, 2023 was earned from CSIRO). Vast's revenue from the transfer of goods and services over time and at a point in time is as follows:

	Year Ended June 30,		
	2024	2023	2022
	(In thousands of US Dollars)		
CSIRO	$ 246	$ 253	$ 163
Other	96	15	—
	$ 342	$ 268	$ 163
Timing of revenue recognition:			
At a point in time	$ 342	$ 199	$ 23
Over time	—	69	140
	$ 342	$ 268	$ 163

(4) Grant Revenue

	Year Ended June 30,		
	2024	2023	2022
	(In thousands of US Dollars)		
ARENA grant	$ —	$ —	$ 1,001
R&D tax credit recoveries	—	651	753
	$ —	$ 651	$ 1,754

a) ARENA grant

Contributions have been received from the Australian Renewable Energy Agency (ARENA) in relation to funding a 30MW concentrated solar thermal power reference plan variation contract (variation funding agreement) and associated R&D activities. See Note 23 – Contingent Asset, Liabilities & Commitments.

Government grants are deferred when received and subsequently recognised in profit or loss in line with the recognition of expenses for which the grants were intended to compensate. As of June 30, 2024 and 2023, respectively, no grant income was deferred on the balance sheet, all of the deferred grant income as of June 30, 2022 has been recognised in profit during the year ended June 30, 2023.

b) Research and Development tax incentives

In order to encourage more investing in R&D, the Australian government offers a tax incentive that reduces the Company's R&D costs by offering tax offsets for eligible R&D expenditure. For the year ended June 30, 2024, Vast is entitled to future tax offsets for qualifying R&D expenditure. Vast carries forward such allowances as future tax credits for the period in which the related R&D expenses are recognised in accordance with IAS 12.(No deferred tax asset was recorded for these tax credits). In the year ended June 30, 2023, Vast received a cash refundable R&D tax offset in respect of its eligible R&D expenditure and recorded below in accordance with IAS 20.

R&D tax incentives

	Year Ended June 30,		
	2024	2023	2022
	(In thousands of US Dollars)		
Refundable R&D tax offset for the year	$ —	$ 651	$ 753
R&D Tax credit recoveries recognised as grant income	$ —	$ 651	$ 753

(5) Expenses

Net loss includes the following expenses:

		Year Ended June 30,	
	2024	2023	2022
	(In thousands of US Dollars)		
Raw materials and consumables used:			
Raw materials and consumables cost	$ 783	$ 572	$ 205
Power and fuel expense	32	28	36
	815	600	241
Consultancy expenses:			
Consulting – Corporate	880	926	760
Consulting – Projects	3,062	1,208	1,174
	3,943	2,134	1,934
Administrative and other expenses:			
Legal and accounting expenses	5,224	7,151	1,163
Subscriptions, software and licences	248	239	137
Travelling expenses	366	253	84
Marketing expenses	933	111	58
Share base payment expenses[1]	2,314	—	—
Other expenses	1,444	326	176
	10,529	8,080	1,618
Employee benefits expenses:			
Salaries and wages	4,460	2,554	2,412
Superannuation	391	242	215
Payroll tax	254	111	92
Employee entitlements – annual leave (AL)	130	42	15
Employee entitlements – long service leave (LSL)	39	34	22
	5,274	2,984	2,756
Gain/loss on derivative financial instruments:			
Realised loss on Convertible Notes 3, 4 and 4, and Senior Convertible Notes issued to AgCentral Energy[2]	170,376	—	—
Unrealised gain on Convertible Notes 3, 4 and 4, and Senior Convertible Notes issued to AgCentral Energy	—	(105)	3
Unrealised gain on Promissory Note issued to EDF [2]	(4,912)	—	—
Unrealised gain on NETC Warrants [2]	(400)	—	—
Exchange differences	(129)	—	—
	164,935	(105)	3
Share-based listing expense	106,055	—	—
	$ 106,055	$ —	$ —

During the years ended June 30, 2024, 2023, and 2022, Vast incurred research and development related expenses of $2,200,000, $1,500,000 and $1,580,000 respectively, which are included within the expenditure categories above as they do not meet the capitalisation requirements of IAS 38 *Intangible Assets*.

(1) Refer to note Note 20 – Reserves for more details relating to share based payment expenses.
(2) Refer to note Note 22 – Financial Instruments - Fair Value and Financial Risk management for further details.

(6) Income Tax Benefit

	Year Ended June 30,		
	2024	**2023**	**2022**
	(In thousands of US Dollars)		
Current tax expense	$ —	$ —	$ —
Deferred tax expense			
Decrease/(increase) in deferred tax assets	(1,256)	176	(91)
(Decrease)/increase in deferred tax liabilities	1,256	(554)	(527)
	—	(378)	(618)
Income tax (expense) / benefit	$ —	$ 378	$ 618

Reconciliation of income tax benefit

	Year Ended June 30,		
	2024	**2023**	**2022**
	(In thousands of US Dollars)		
Loss before income tax:	$ (293,445)	$ (15,595)	$ (6,811)
Income tax benefit calculated at 30% (25% - 2022 & 2023)	(88,030)	(3,899)	(1,703)
Add: Commercial debt forgiveness gain	4,615	—	—
Less: Use of previously unrecognised tax now recouped to reduce current tax expense	(3,877)	—	—
Less: Use of Blackhole expenditure reserve to reduce current tax expense	(738)	—	—
Add: Non-deductible expenses	82,134	1,401	60
Add: Tax losses not recognised	5,240	1,907	781
Add: Accounting expenditure subject to R&D	655	374	432
Less: R&D tax recovery	—	(163)	(188)
Income tax benefit	$ —	$ (378)	$ (618)

As per Note 4 – Grant Revenue, Vast is entitled to R&D offsets for qualifying R&D expenditure. For June 30, 2023 and June 30, 2022, these offsets were recorded as income, and relevant adjustments have been shown in the reconciliation above as a result. For June 30, 2024, Vast carries forward such allowances as future tax credits for the period in which the related research and development (R&D) expenses are recognised in accordance with IAS 12. No deferred tax assets were recorded for these tax credits.

The tax rate applied to taxable profit is the standard rate of corporations' tax of 30% for the year ended June 30, 2024. The reduced corporate tax rate of 25% under the Base Rate Entity regime was applied for the years ended June 30, 2023 and June 30, 2022.

Non-deductible expenses for June 30, 2024 consists mainly of unrealised loss on derivative financial instruments and share-based listing expense incurred as part of the Capital Reorganisation. (Refer to Note 22 – Financial Instruments - Fair Value and Financial Risk management and Note 25 – Capital reorganization (the "SPAC Merger") respectively).

Tax losses and Unrecorded Deferred Tax Assets

As at June 30, 2024, Vast has unused tax losses of $12,206,841, $3,662,052.30 tax effected ($12,550,000 as of June 30, 2023) for which no deferred tax asset has been recognised, with unused R&D tax credit of $849,728 tax effected (nil for June 30, 2023), $2,278,353 unused (tax effected $683,505.90) Blackhole expenditure reserve ($900,000 for June 30, 2023), $326,462.65 (nil for June 30, 2023) tax effected investment in SiliconAurora and $814,112.61 (nil for June 30, 2023) tax effected for interest expense, for which no deferred tax asset was recognized. Deferred tax assets have not been recognised for the unused tax losses as they are not likely to generate taxable income in the foreseeable future. They can be carried forward indefinitely subject to eligibility conditions.

During the year ended June 30, 2024, as part of the Capital Reorganisation, Vast entered into a Noteholder Support and Loan Termination Agreement whereby each of the convertible promissory notes held by AgCentral Energy will be discharged and terminated in exchange for Ordinary Shares, as repayment of all the principal outstanding and accrued interest immediately prior to the Capital Reorganisatin process. As such requirements of the Commercial Debt Forgiveness provisions of the income tax legislation applied, and a gain on forgiveness arose where the market value of the commercial debt amount released was greater than the market value of the shares issued. The net forgiven tax gain upon consummation of the Capital Reorganisation was $15,593,182. The gain on forgiveness was applied to reduce the tax losses brought forward as at June 30, 2023, and tax credit from Blackhole expenditure incurred in previous income years.

During the year ended June 30, 2024, Vast has elected to form an income tax consolidated group (TCG) effective from 1 July 2023 and the election has been processed by the Australian Taxation Office. The TCG comprises Vast Renewables Limited and its 9 wholly owned Australian subsidiaries (refer to Note 14 – Interest in other entities).

The head entity, Vast Renewable Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right. In addition to its own current and deferred tax amounts, Vast Renewable Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Current & deferred tax liabilities/assets

| | Year Ended June 30, | |
	2024	2023
	(In thousands of US Dollars)	
Current tax assets		
R&D tax incentive receivable	$ —	$ 638
	—	638
Deferred tax assets	1,675	419
Deferred tax liabilities	(1,675)	(419)
Net deferred tax (liability)/asset	$ —	$ —

Deferred tax balance movement for the year ended June 30, 2024:

a) Deferred tax assets

	As of July 1, 2023	(Charged)/ credited to profit or loss*	Movement in equity	Exchange differences (charged)/credited to comprehensive loss	As of June 30, 2024
	(In thousands of US Dollars)				
Derivative financial instruments	$ —	$ 169	$ —	$ —	$ 169
Contract liabilities	1	(1)	—	—	—
Lease liabilities	13	117	—	—	130
Share of loss of equity-accounted investee	15	(15)	—	—	—
Unused tax losses carryforwards	390	(390)	—	—	—
Provisions and accruals	—	400	—	2	$ 402
Patent expenditure	—	88	—	1	89
Blackhole expenditure	—	884	—	—	884
Deferred tax assets	$ 419	$ 1,253	$ —	$ 3	$ 1,675

* This includes impact of the change in tax rate during the year.

b) Deferred tax liabilities

	As of July 1, 2023	(Charged)/ credited to profit or loss*	Movement in equity	Exchange differences (charged)/credited to comprehensive loss	As of June 30, 2024
			(In thousands of US Dollars)		
Borrowings and other financial liabilities	$ (390)	$ (1,137)	$ —	$ (16)	$ (1,543)
Property, plant and equipment	(8)	3	—	1	(5)
Unrealised foreign exchange gain	—	(13)	—	—	$ (13)
Right of use asset	(10)	(103)	—	(1)	(114)
Prepaid expenses	(11)	11	—	—	—
	$ (419)	$ (1,239)	$ —	$ (16)	$ (1,675)

* This includes impact of the change in tax rate during the year.

Deferred tax balance movement for the year ended June 30, 2023:

a) Deferred tax assets

	As of July 1, 2022	(Charged)/ credited to profit or loss	Movement in equity	Exchange differences (charged)/credited to comprehensive loss	As of June 30, 2023
			(In thousands of US Dollars)		
Derivative financial instruments	$ 8	$ (8)	$ —	$ —	$ —
Deferred income	26	(24)	—	(1)	1
Lease liabilities	23	(9)	—	(1)	13
Share of loss of equity-accounted investee	2	13	—	—	15
Unused tax losses carryforwards	466	(58)	—	(18)	390
Provisions and accruals	93	(90)	—	(3)	—
Deferred tax assets	$ 618	$ (176)	$ —	$ (23)	$ 419

b) Deferred tax liabilities

	As of July 1, 2022	(Charged)/ credited to profit or loss	Movement in equity	Exchange differences (charged)/credited to comprehensive loss	As of June 30, 2023
			(In thousands of US Dollars)		
Borrowings – convertible notes	$ (585)	$ 551	$ (378)	$ 22	$ (390)
Property, plant and equipment	(5)	(3)	—	—	(8)
Right of use asset	(20)	10	—	—	(10)
Prepaid expenses	(8)	(4)	—	1	(11)
Deferred tax liabilities	$ (618)	$ 554	$ (378)	$ 23	$ (419)

(7) Loss per share

	Year Ended June 30,		
	2024	2023	2022
	(In thousands of US Dollars, except per share amounts)		
Basic loss per share			
Basic loss per share	(17.50)	(7.08)	(2.88)
Diluted loss per share			
Diluted loss per share	(17.50)	(7.08)	(2.88)
Reconciliations of loss used in calculating loss per share			
Basic loss per share			
Net loss	(293,445)	(15,217)	(6,193)
Diluted loss per share			
Loss used in calculating diluted loss per share	(293,445)	(15,217)	(6,193)
Weighted average number of shares used as the denominator (in thousands)			
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	16,764	2,149	2,149
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	16,764	2,149	2,149

The convertible notes and warrants disclosed in Note 13 – Borrowings and other financial liabilities and Note 12 – Warrants Liability, have not been included in the calculation of diluted loss per share because they are antidilutive for the years ended June 30, 2024,2023 and 2022 due to Vast being in a loss making position. The shares from the Backstop agreement could potentially dilute basic earnings per share in the future.

Calculation of the earnings per share for the years ended June 30, 2023 and June 30, 2022 on the consolidated statements of profit or loss and other comprehensive income are adjusted retrospectively to reflect 29,973,504 ordinary shares converting into 2,148,847 ordinary shares upon consummation of the capital reorganization.

(8) Prepaid Expenses

	Year ended June 30,	
	2024	2023
	(In thousands of US Dollars)	
Prepaid insurance	1,841	29
Other prepaid expenses	46	15
	1,887	44

As at June 30, 2024, the balance of prepaid insurance is predominantly comprised of the one year cover for Directors and Officers, effective from the date of the capital reorganisation.

(9) Trade and other receivables

	Year ended June 30,	
	2024	2023
	(In thousands of US Dollars)	
Trade receivables	$ 831	$ 4
Goods and Service Tax receivable	8	204
Other receivables	—	106
	$ 839	$ 314

      The trade receivables are recognised at their carrying value less any expected credit losses. Vast's average credit period is 30 days. Expected credit losses are recognised against trade receivables based on specific irrecoverable amounts determined by reference to past default experience of the counterparty and an analysis of the counterparty's current financial position. The primary customers of Vast are government organisations, a large Australian state-owned electricity generator and its partners in the Joint Arrangement (EDF Australia Pacific Pty Ltd) and in the Joint Venture (SiliconAurora Pty Ltd). There have been no issues with payment collections or any experiences of default with Vast's customers. Accordingly, there are no expected credit losses for 2024 and 2023.

(10) Contract Liabilities

	June 30,	
	2024	2023
	(In thousands of US Dollars)	
Unearned revenue	—	2

(11) Trade and Other Payables

	June 30,	
	2024	2023
	(In thousands of US Dollars)	
Trade payables	1,184	1,264
Accrued expenses	3,749	4,280
Other payables	225	78
	5,157	5,622

(12) Warrants Liability

	June 30,	
	2024	2023
	(In thousands of US Dollars)	
Warrants liability	3	—
	3	—

      Vast Warrants exchanged in lieu of NETC Warrants consist of 27,529,987 potential ordinary shares, comprised of: (i) 13,799,987 Ordinary Shares that are issuable by us upon the exercise of 13,799,987 Public Warrants, and (ii) 13,730,000 Ordinary Shares that are issuable by the Company upon the exercise of 13,730,000 private placement warrants exercisable for Ordinary Shares (the "Private Warrants" and together with the Public Warrants, the "Vast Warrants"). Each Vast Warrant entitles the holder to purchase 1 Ordinary Share at an exercise price of $11.50 per share, with substantially the same terms as those of the corresponding NETC Warrant . Key attributes of the NETC and Vast Warrants are summarised below:

- NETC warrants issuance date: November 16, 2021, assumed by Vast on December 18, 2023
- Maturity date: 5 years from the date of consummation of the Capital Reorganisation
- Exercisable: at any time after 30 days from the date of consummation of the Capital Reorganisation

- Private Warrants may not be sold or transferred for 30 days from the date of consummation of the Capital Reorganisation
- Public Warrants may be redeemed by Vast at a nominal price if the stock price, when the Public Warrant is exercisable, reaches a threshold price for 20 out of 30 consecutive trading days as follows:
  - Redemption price: $0.01
  - Threshold price: $18.00

Effective upon consummation of the Capital Reorganisation,
- each Vast Warrant is exercisable solely for Ordinary Shares;
- the number of Ordinary Shares issuable upon exercise of each Vast Warrant is equal to the number of shares of NETC Class A Common Stock that were issuable upon exercise of the applicable NETC warrant, as in effect immediately prior to the consummation of the Capital Reorganisation;
- the per share exercise price for the Ordinary Shares issuable upon exercise of such Vast Warrant is equal to the per share exercise price for the shares of NETC Class A Common Stock subject to the applicable NETC warrant, as in effect immediately prior to the consummation of the Capital Reorganisation.

Both Public and Private Warrants are accounted for as liabilities under IFRS 9 following consummation of the Capital Reorganisation and valued at the Public Warrants trading price. Accordingly, they will be subject to ongoing mark- to-market adjustments through the statement of profit or loss.

As at June 30, 2024, the fair value of Private and Public Warrants has been determined as the quoted price of $0.13.

(13) Borrowings and other financial liabilities

	June 30, 2024		June 30, 2023	
	Current	Non-current	Current	Non-current
	(In thousands of US Dollars)			
Convertible Notes - AgCentral Energy	—	—	14,281	—
Senior Convertible Notes - AgCentral Energy and Nabors Lux	—	—	—	7,134
Shareholders Loan - AgCentral Energy	—	—	5,531	—
Promissory Note - EDF	—	5,869	—	—
Backstop Agreement - Nabors	—	6,953	—	—
	—	12,821	19,812	7,134

a) Promissory Note – EDF

On December 18, 2023, Vast Intermediate HoldCo Pty Ltd (HoldCo) issued a Promissory Note to EDF Australia Pacific Pty Ltd (EDF). The key contractual terms of the Promissory Note have been summarised below:

(1) The Noteholder is EDF Australia Pacific Pty Ltd.

(2) The Promissory Note has a Face Value equivalent to EURO 10,000,000 converted into US $10,831,953 at the USD:EUR exchange rate on Bloomberg on the Closing Date.

(3) The Promissory Note will accrue interest at 3% per annum. Interest accrues daily on the daily balance of the outstanding principal amount.

(4) The Promissory Note has a term of 5 years from the date of issuance; however the maturity date may be extended for a period of 2 years at HoldCo's option by written notice to EDF. On written notice from HoldCo, EDF must extend.

(5) EDF has the right to exchange all or any portion of the outstanding principal amount and interest on the Promissory Note into ordinary shares of Vast at an exchange rate of US $10.20 per share for a period of 5 years (7 years, if extended) following the Closing Date. Any partial exchange cannot be less than US$2,000,000. The exchange is conditional on satisfaction of an exchange condition being, EDF has invested at least US$20,000,000 in the project entity of a CSP Project (as defined in the Promissory Note). The project entity of a CSP Project pertains to the standalone entity incorporated for the purpose of developing the CSP Project. EDF can elect to invest an amount up to 75% of the total equity contribution in to a project entity. The remaining portion is Vast's contribution. A separate joint venture agreement will also be entered into for each approved CSP project. This is

governed by the 'Joint Development Agreement' entered into between Vast and EDF in connection with the 'Note Purchase Agreement'. Please refer to Note 23 – Contingent Asset, Liabilities & Commitments for further discussion on the Joint Development Agreement.

(6) New investment clause:

a) If Vast enters into an agreement with certain specified entities, pursuant to which such entities will pay or contribute funds to Vast, the terms of the agreement in respect to security or priority; duration; or interest rate should not be more favourable than that of the Promissory Note. If the terms are more favourable, then the terms of EDF's agreement will be automatically amended to match such other parties' terms.

b) If Vast enters into an agreement to raise capital from third party strategic investors (other than the specified entities) through a privately negotiated transaction and any such funds are used to repay the Nabors Backstop Loan then the terms should be no more favourable than the terms of the Promissory Note. If the terms are more favourable, the terms of the Promissory Note shall be automatically amended to match such more favourable terms.

As at June 30, 2024, management has evaluated that HoldCo remains in compliance with all covenants, financial (including a prohibition on the declaration or payment of dividends) and non-financial, with respect to the Promissory Note.

As at June 30, 2024, Vast has evaluated its issuance of the Promissory Note to determine if the components qualify as derivatives requiring separate recognition in Vast's financial statements. The Company has determined the new investment clause, and conversion and interest settlement features at the option of noteholder, to be an 'embedded derivative' requiring recognition separate from the borrowings. After the recognition of the embedded derivative, the Company recognises the Promissory Note at amortised cost, with interest expense recognised on an effective yield basis over the tenure of the Promissory Note.

The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the consolidated statement of profit or loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period.

The embedded derivative as part of such contracts have been tabulated below:

Component	Particulars	June 30, 2024	June 30, 2023
		(In thousands of US Dollars)	
Embedded derivative	Promissory Note – EDF	561	—
		561	—

On the issuance date, the Embedded derivative liability was recognised at $5,500,000. The Company's closing share price on the first day of trading, i.e. $11.99 was used, being the closest observable market price to the valuation date. As at June 30, 2024 the valuation of the instrument was measured at $560,546, the reduction being predominantly driven by the significant decrease in the Company's share price during the period since issuance ($2.28 as at June 30, 2024). The conversion option was measured at fair value through profit or loss, driving an unrealised gain of $4,900,000 during the period ended June 30, 2024. Refer to volatility and effective interest rate assumptions discussed in Note 22 – Financial Instruments - Fair Value and Financial Risk management.

		Twelve Months Ended June 30,	
		2024	2023
		(In thousands of US Dollars)	
Interest expense by applying effective interest rate	Promissory Note – EDF	522	—
		522	—

The average effective interest rate applied during the year ended June 30, 2024 is 17.47%.

b) Nabors Backstop Agreement

On October 19, 2023, Vast entered into a Backstop Agreement (the "Nabors Backstop Agreement") pursuant to which Nabors Lux agreed to purchase up to $15,000,000 of Ordinary Shares at a purchase price of $10.20 per share (the "Nabors Backstop").

On December 7, 2023, Nabors Lux and the Company entered into an amendment to the Nabors Backstop Agreement (the "Nabors Backstop Agreement Amendment") pursuant to which, among other things, Nabors Lux's commitment to purchase Ordinary Shares was reduced to up to $10,000,000. The Nabors Backstop served as a backstop for redemptions of NETC Class A Common Stock by NETC public stockholders in connection with the Capital Reorganisation and subsequent capital raised by the Company prior to or in connection with Closing from additional third parties (other than Nabors, AgCentral, CAG, EDF and their respective affiliates). The Nabors Backstop Agreement Amendment also provided that amounts under the Nabors Backstop would be funded on or before January 9, 2024. Pursuant to the Nabors Backstop Agreement Amendment, the EDF Note Purchase Agreement did not reduce the amount to be funded under the Nabors Backstop.

Accordingly, the amount invested by Nabors pursuant to the Nabors Backstop was reduced below $10,000,000, dollar-for-dollar, by the balance of the cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders in connection with the Capital Reorganisation (excluding the amount remaining as a result of the Canberra Subscription, but including the amount remaining as a result of the Canberra Non-Redemption Agreement). On January 12, 2024, and pursuant to the Nabors Backstop Agreement, Vast issued 681,620 Ordinary Shares to Nabors Lux for an aggregate of $$6,952,533 or $10.20 per share.

Vast assessed its obligations under the Backstop Agreement meet the definition of a financial liability mainly due to the fact that the contingent settlement feature is outside of the control of the Company. As such, as at June 30, 2024 the Nabors' subscription was classified as a financial liability carried at fair value through profit or loss by application of IFRS 9. The fair value of the derivative did not change at June 30, 2024.

c) Convertible Notes - AgCentral Energy and Nabors Lux

Below is the detailed breakdown of the face value for each convertible note issuance (excluding the issuance of incremental notes by way of capitalised coupon payments) and the timing of their respective tranche payments, up to October 24, 2023, last tranche payment prior to the consummation of the Capital Reorganization:

Note	Face Value per note (AUD)	Tranche	Issuance Date	No. of notes issued	Total Face value (In thousands of AU Dollars)	Total Face value (In thousands of US Dollars)
Convertible Note 3	349.34	1	June 30, 2016	26,802	9,363	6,548
		2	September 15, 2016	715	250	172
		3	November 23, 2016	715	250	170
					9,863	6,890
Convertible Note 4	17.68	1	January 18, 2018	62,216	1,100	876
		2	January 31, 2018	5,656	100	81
		3	February 7, 2018	11,312	200	158
		4	February 26, 2018	8,484	150	118
		5	March 23, 2018	25,452	450	347
		6	May 23, 2018	11,313	200	151
		7	May 28, 2018	11,313	200	152
		8	June 12, 2018	47,511	840	640
		9	September 10, 2019	105,602	1,867	1,280
		10	September 25, 2019	70,701	1,250	848
					6,357	4,651
Convertible Note 5	0.01	1	August 11, 2020	87,500,000	875	628
		2	April 27, 2021	87,500,000	875	682
					1,750	1,310
Senior Convertible Note	USD1.00	1	February 15, 2023	2,500,000	3,604	2,500
		2	April 13, 2023	2,500,000	3,731	2,500
		3	June 27, 2023	2,500,000	3,725	2,500
		4	August 15, 2023	2,500,000	3,839	2,500
		5	October 24, 2023	2,500,000	3,931	2,500
					18,830	12,500
					36,800	25,351

Convertible Notes 3, 4 and 5 issued by Vast were subjected to the same terms, which are as follows:

(1) The Noteholder is AgCentral Energy Pty Ltd, the parent entity of Vast.

(2) The Noteholder can elect to convert any or all outstanding convertible notes into ordinary shares by providing written notice to Vast. Each outstanding note can be converted into one ordinary share ('conversion').

(3) Coupon interest is payable at the rate of 8% per annum on the principal outstanding. Interest accrues daily and is payable every twelve months.

(4) Within the first 18 months of issuance, Vast has the option to settle interest payments in cash or by issuance of additional convertible notes. After the first 18 months, the Noteholder has the option to choose settlement of interest by payment in cash or by issuance of additional convertible notes ('interest settlement'). Refer to Note 19 – Issued Capital for details on conversion of these notes upon consummation of the Capital Reorganisation.

Senior Convertible Notes issued by Vast were subjected to the following terms:

(1) The Noteholder of Tranche 2 and 4 is AgCentral Energy, the parent entity of Vast. The Noteholder of Tranches 1, 3 and 5 is Nabors Lux.

(2) The Senior Convertible Notes will accrue interest at 4% per annum, ceasing when the Senior Convertible Notes are either redeemed or converted into ordinary shares. Interest is payable six months in arrears. The Company may, at its discretion (but with notice to the Noteholders), pay interest in cash or capitalise interest to the principal amount outstanding for each Senior Convertible Note.

(3) If the Company undergoes a business combination, the Senior Convertible Notes will mandatorily be converted to ordinary shares in this instance, with the conversion price based on the market price of shares at a 25% discount.

(4) If the Company undergoes a Special Purpose Acquisition Company ("SPAC") transaction, the Senior Convertible Notes will mandatorily be converted to ordinary shares in this instance, with the conversion price fixed at $10.20.

(5) If the Company undergoes an event of default or change of control, the Noteholders may choose to either redeem the Senior Convertible Notes for cash or convert them into ordinary shares. In a conversion event, the conversion price will be based on the market price of shares at a 25% discount.

(6) The conversion of the notes is at the discretion of Vast (other than in a scenario where conversion is mandated), if they are held to maturity. Each Senior Convertible Note has a term of 18 months from the date of issuance.

Up to the consummation of the Capital Reorganization on December 18, 2023, Vast has evaluated its issuance of each convertible note, including the Senior Convertible Notes, to determine if the components qualify as derivatives requiring separate recognition in its financial statements. The Company has determined the conversion and interest settlement features at the option of noteholder, to be an 'embedded derivative' requiring recognition separate from the borrowings. After the recognition of the embedded derivative, the Company recognises the convertible notes at amortised cost, with interest expense recognised on an effective yield basis over the tenure of convertible notes.

The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the consolidated statement of profit or loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Refer to Note 22 – Financial Instruments - Fair Value and Financial Risk management for further details.

The embedded derivative as part of such hybrid contracts i.e. convertible notes have been tabulated below:

Component	Particulars	June 30,	
		2024	2023
		(In thousands of US Dollars)	
Embedded derivative	Convertible Note 3	—	—
	Convertible Note 4	—	—
	Convertible Note 5	—	18
	Senior Convertible Note	—	174
		—	192
Interest expense by applying respective effective interest rate applicable to the tranches	Convertible Note 3	431	950
	Convertible Note 4	506	995
	Convertible Note 5	58	127
	Senior Convertible Note	309	94
		1,304	2,166

The average effective interest rate applied during the year ended June 30, 2024 is 22.63% (year ended June 30, 2023: 24.31%).

d) Loan from shareholder – AgCentral Energy

During the prior year, Vast received interest free loans without any covenants of approximately $5,700,000 (AUD8,600,000) from its shareholder to fund its short-term working capital requirements. The shareholder loans were converted to equity at the commencement of the capital reorganization. Refer to details in (25) Capital reorganization (the "SPAC Merger"). The prior year gains arising as a result of the extension of maturity and obtaining funding at off-market terms were recognised directly in equity as a contribution by owners in their capacity as owners.

The average effective interest rate applied during the year ended June 30, 2024 is 5.90% (year ended June 30, 2023: 6.47%).

		Twelve Months Ended June 30,		
		2024	**2023**	**2022**
		(In thousands of US Dollars)		
Interest expense by applying effective interest rate	Shareholder Loan – AgCentral Energy	159	295	17

(14) Interest in other entities

a) Subsidiaries

			Ownership interest	
Name	Type	Place of incorporation	**2024**	**2023**
Nabors Transition Energy Corp	Subsidiary	United States	100 %	0 %
Neptune Merger Sub, Inc.	Subsidiary	United States	0 %	100 %
NWQHPP Pty Ltd	Subsidiary	Australia	100 %	100 %
Solar Methanol 1 Pty Ltd	Subsidiary	Australia	100 %	100 %
Vast Solar Aurora Pty Ltd	Subsidiary	Australia	100 %	100 %
Vast Solar 1 Pty Ltd	Subsidiary	Australia	100 %	100 %
Vast Solar Consulting Pty Ltd	Subsidiary	Australia	100 %	100 %
Vast Employee Shareholdings Pty Ltd	Subsidiary	Australia	100 %	0 %
Vast Intermediate HoldCo Pty Ltd	Subsidiary	Australia	100 %	0 %
Vast Australia HoldCo Pty Ltd	Subsidiary	Australia	100 %	0 %
HyFuel Solar Refinery Pty Ltd	Subsidiary	Australia	100 %	0 %
Vast Renewables HoldCo Corp	Subsidiary	United States	100 %	0 %
Vast Renewables Management Services LLC	Subsidiary	United States	100 %	0 %
Vast US Projects HoldCo Corp	Subsidiary	United States	100 %	0 %
El Paso ProjectCo LLC	Subsidiary	United States	100 %	0 %

Vast has fourteen wholly owned subsidiaries, incorporated in Australia and the United States as at June 30, 2024 (twelve as at June 30, 2023). It has share capital consisting solely of ordinary shares that are held directly by Vast and the proportion of ownership interests held equals the voting rights held by Vast.

NWQHPP Pty Ltd, Vast Solar 1 Pty Ltd and Vast Solar Consulting Pty Ltd are non-operational, with no activities performed during the years ended June 30, 2024 and 2023. Solar Methanol 1 Pty Ltd was incorporated during the year ended June 30, 2024 and is non-operational with no activities performed during the year.

Vast Intermediate HoldCo Pty Ltd, Vast Australia HoldCo Pty Ltd, HyFuel Solar Refinery Pty Ltd, Vast Renewables HoldCo Corp and El Paso ProjectCo LLC were incorporated during the year ended June 30, 2024 and are non-operational with no activities performed during the period.

Under the steps of the Capital Reorganization, Neptune Merger Sub, Inc. merged with and into NETC, with NETC surviving the merger as a wholly owned subsidiary of Vast. Up to its merger with Neptune Merger Sub Inc., Nabors Transition Energy Corp reported under the Securities Exchange Act of 1934 with a financial year ended December 31.

During the year ended June 30, 2024 Vast formed, Vast Renewables Management Services LLC, a Delaware limited liability company providing services to Vast under its Intercompany Services Agreement and Vast Employee Shareholdings Pty Ltd, acting under the Employee Share Trust Deed as the first trustee of the Trust for the benefit of participants in Vast's Equity Remuneration Schemes.

b) Joint arrangements

i. Joint operation

During the year ended June 30, 2024, Vast Renewables Limited, entered into an arrangement to co-develop Australian CSP projects that will further Australia's transition to a clean-energy economy with EDF Australia Pacific Pty Ltd ("EDF"). Vast will own 50% of the each eligible project starting December 8, 2023 and will share in development expenses and liabilities in the same ratio. Vast recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

During the year, Vast recognised its 50% share of the total expenses incurred and invoiced reimbursement receivable from joint operator for the excess portion as tabulated below:

Particulars	June 30,	
	2024	2023
	(In thousands of US Dollars)	
Total expense incurred by both participants (a)	1,340	—
Company's share (50%) (b)	670	—
Total expense incurred by Vast	—	—
Net reimbursement to be received from joint operator (a-b)	(670)	—
Reimbursement received during the year	—	—

The reimbursement of $670,000 as of June 30, 2024, was included in trade receivables and subsequently received in July, 2024.

ii. Joint venture

During the year ended June 30, 2022, Vast Solar Aurora Pty Ltd ("VSA") a wholly owned subsidiary of the Company, entered into an arrangement to co-develop the Aurora Energy Project commissioned by SiliconAurora. Vast acquired 50% of the shares in SiliconAurora on June 15, 2022 from 1414 Degrees Limited ("14D") for consideration of $70,000 as an initial payment and $1,580,000 as deferred consideration. The deferred consideration of $620,000 was paid in July 2022 and the remainder of $959,392 is expected to be paid January, 2025, subject to the joint venture receiving a written offer/ notice to connect from the relevant network service provider. The Company intends to undertake fundraising activities. The funds raised from those activities are intended to be used to settle the acquisition of SiliconAurora by paying off the remaining component of deferred consideration and fund Vast's on-going operational expenditure. Refer to Note 2 – Summary of Material Accounting Policies — (b)Going concern for further information.

SiliconAurora Pty Ltd will be "the legal and beneficial owner" of all the existing assets comprising the project. From a measurement perspective, Vast applies the equity method as outlined in Note 2 – Summary of Material Accounting Policies(q) and account for its share as follows.

(In thousands of US Dollars)	
Initial investment in SiliconAurora Pty Ltd	69
Transaction costs	56
Deferred consideration	1,578
Total consideration	1,703
Relating to:	
– Call option issued to shareholder	96
– 50% interest in SiliconAurora Pty Ltd	1,607
Carrying value of interest in joint venture at June 30, 2024	1,065

The Company recognises a $205,657.00 loss for the year ended June 30, 2024, representing 50% of the loss from the joint venture. Vast carries $1,065,000 of interest in joint venture at June 30, 2024.

Further, Vast has recognised an interest-free shareholder loan of $456,468 for its share of project expenses incurred and on-charged to SiliconAurora. The loan has a three-year term with the entire amount repayable on maturity.

Commitments and contingent liabilities in respect of joint ventures:

	June 30,	
	2024	**2023**
	(In thousands of US Dollars)	
Commitment to provide funding for joint venture's commitments, if called	456	278

As part of the transaction, 14D issued call options to AgCentral Pty Limited ("AgCentral"), allowing AgCentral to purchase ordinary shares in 14D subject to achieving specific/ general approval obtained in their annual general meeting. Vast has estimated the fair value of the call options to be $96000 at the transaction date and has recognised it as part of the acquisition of the investment in SiliconAurora.

(15) Property, plant and equipment

	June 30,	
	2024	**2023**
	(In thousands of US Dollars)	
Cost: Office equipment		
Opening Balance at July 1	63	38
Additions	53	27
Disposals	(7)	—
Exchange differences	3	(2)
Closing Balance at June 30	112	63
Accumulated depreciation: Office equipment		
Opening Balance at July 1	(33)	(19)
Depreciation expense	(23)	(15)
Disposals	6	—
Exchange differences	—	1
Closing Balance at June 30	(50)	(33)
Net book value as of June 30	62	30

(16) Right -of-use assets

	June 30,	
	2024	**2023**
	(In thousands of US Dollars)	
Net carrying amount:		
Office Building	368	—
Land	11	45

Vast's right-of-use asset pertains to the lease of its office as well as use of land for operations. The office lease is due to the registered office and principal executive office move during the year to Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia.

	2024	2023
	(In thousands of US Dollars)	
Movements in carrying amounts:		
Opening balance at July 1	146	152
Additions during the year	394	—
Exchange differences	(8)	(6)
Closing Balance at June 30	532	146
Accumulated depreciation		
Opening Balance at July 1	(101)	(71)
Depreciation expense	(63)	(34)
Exchange differences	11	4
Closing Balance at June 30	(153)	(101)
Net book value June 30	379	45
Amounts recognised in profit and loss:		
Depreciation expense on right-of-use asset	(63)	(34)
Interest expense on lease liabilities	(23)	(6)

Refer to the consolidated statements of cash flows for the total cash outflow for leases during the year.

(17) Lease Liabilities

	June 30,	
	2024	2023
	(In thousands of US Dollars)	
Current		
Lease liabilities	134	26
Non-current		
Lease liabilities	299	28
Total Lease Liability	433	54

Future minimum lease payments

Future lease payments payable in relation to lease of the office and land:

	June 30,	
	2024	2023
	(In thousands of US Dollars)	
Within one year	111	43
Later than one year but not later than 5 years	467	14
Total	578	57

(18) Provisions

	June 30,	
	2024	**2023**
	(In thousands of US Dollars)	
Current:		
Employee benefits	314	183
Non-current:		
Employee benefits	156	117
Total Provisions	470	300
Movements in provisions:		
Employee benefits		
Opening Balance	300	234
Additions	355	247
Utilisations	(214)	(171)
Exchange differences	29	(10)
Closing Balance	470	300

Employee benefits represents annual leave and long service leave provisions.

(19) Issued Capital

	June 30,	
	2024	**2023**
	(In thousands of US Dollars)	
25,129,140 fully paid ordinary shares [1]	—	2,354
29,973,504 fully paid following completion of the Capital Reorganisation, net of transaction costs	297,618	—
Total Issued Capital	297,618	2,354

Ordinary shareholders participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. The ordinary shares have no par value. The Company does not have a limited amount of authorised capital.

_____

(1)   Calculation of the earnings per share for the year ended June 30, 2023 on the consolidated statements of profit or loss and other comprehensive income are adjusted retrospectively to reflect 25,129,140 Ordinary Shares converting into 2,149,294 Ordinary Shares upon consummation of the Capital Reorganisation.

	June 30, 2024	
	(In number of shares)	**(In thousands of US Dollars)**
Issuance of shares to employees[1a][b]	2,301,433	638
Conversion of debt to equity[1c][2]	15,956,925	208,800
Shares issued to acquire NETC[3][4][5]	5,654,616	67,799
PIPE funding[6]	1,715,686	17,506
Shares issued as settlement of transaction expenses[7]	171,569	2,057
Transaction costs accounted for as a deduction from equity *(IAS 32)*	—	(1,536)
Movement in Issued capital	25,800,229	295,264

At the effective time of the Capital Reorganisation, Vast issued:

(1) As a result of a share consolidation exercise, Vast issued 21,137,033 ordinary shares immediately prior to completion of the Capital Reorganisation. In a reverse stock split the equity of the merged entity shall reflect the original carrying value of the target's equity (i.e. Vast) plus the net proceeds received from NETC. Shares issued to Legacy Vast Shareholders (i.e., AgCentral Energy Pty Ltd ("AgCentral Energy") and certain employees and former employees of Vast):

    (a) 2,036,900 Ordinary Shares issued to MEP Shareholders under the MEP Deed dated on or around July 30, 2020, as amended on February 14, 2023 pursuant to the MEP De-SPAC Side Deed. These were exchanged on 1 to 1 basis using carrying value determined just prior to share consolidation exercise. Refer to Note 20 – Reserves for further details;

    (b) 264,533 Ordinary Shares granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the Capital Reorganisation. Vast consolidates the trust. These shares are treated as treasury shares with nil carrying value as at June 30, 2024. Refer to Note 20 – Reserves for further details;

    (c) 18,198,566 Ordinary Shares issued to AgCentral Energy in exchange for settlement and cancellation of:

        (i) 25,129,140 Legacy Vast Shares for which AgCentral Energy paid an average price of approximately $0.09 per share. On exchange date, the Company recognised the new issued shares at the carrying amount of Legacy Vast Shares from the condensed statement of financial position (including the Capital Contribution Reserve associated to AgCentral Energy, forming part of Vast's opening reserves as of July 1, 2023), and

        (ii) convertible notes and other indebtedness of Vast towards AgCentral Energy. On conversion to equity, the Company derecognised the financial liabilities at their carrying amount from the condensed statement of financial position and recognised them as issued capital. This includes the derivative financial liabilities associated with the notes.

(2) An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes held by AgCentral Energy and Nabors Lux.

(3) An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock to the holders thereof. Pursuant to the Business Combination Agreement, each share of NETC Class A Common Stock (other than shares of NETC properly submitted for redemption) issued and outstanding immediately prior to the Effective Time were exchanged for on a one-to-one basis for Ordinary Shares. This includes 633,250 shares of NETC Class A common stock purchased by Capital Airport Group ("CAG") to satisfy its' financing obligations.

(4) An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares (On March 30, 2021, NETC was funded with $25,000 for which it issued 8,625,000 shares of Class F common stock, par value $0.0001 per share — the "Founder Shares") to the holders thereof, and an aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares (up to 2,400,000 Ordinary Shares that may be issued to the NETC Sponsor upon the achievement of certain share price targets), pursuant to the Nabors Backstop Agreement. Includes 129,911 Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the Capital Reorganisation in connection with CAG's investments. Pursuant to the CAG Non-Redemption Agreement, CAG agreed not to redeem the shares of NETC's Class A common stock, in exchange for Nabors Lux agreeing to issue to CAG 129,911 Ordinary Shares. On conversion, the difference between the fair value of the shares issued and net assets/liabilities acquired has been recorded as share based payment expense. Refer to Note 25. Capital reorganization (the "SPAC Merger")for further information.

(5) 350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement issued as Incremental Funding Commitment Fee. (the $2,500,000 purchase price paid to Vast by Nabors Lux as consideration for the Senior Convertible Note issued pursuant to the October Notes Subscription Agreement).

(6) An aggregate of 1,715,686 Ordinary Shares to AgCentral Energy and Nabors Lux pursuant to their respective Equity Subscription Agreements.

(7) 171,569 Shares to Guggenheim Securities issued as settlement for transaction expenses, expensed under IFRS 2.

(20) Reserves

	June 30,	
	2024	**2023**
	(In thousands of US Dollars)	
Share-based payment reserve	24,294	4
Capital contribution reserve	—	4,591
Foreign currency translation reserve	2,883	3,285
Closing Balance	27,176	7,880

Movement in share-based payment reserve is as follows:

	2024	**2023**
	(In thousands of US Dollars)	
As of July 1	4	4
Add: Fair value of earnout for NETC Sponsor issuable to Nabors Lux	22,576	—
Add: Share based payment expense for the period from December 18, 2023 to June 30, 2024	1,676	—
Foreign exchange differences	38	—
As of June 30	24,294	4

As of June 30, 2024, the Group had the following share-based payment arrangements:

Earnout shares issued to NETC Sponsor:

Upon the occurrence of the following events, 2,400,000 Ordinary Shares are issuable to Nabors Energy Transition Sponsor LLC ("NETC Sponsor") pursuant to the Support Agreement:

- 800,000 Ordinary Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period ("Triggering Event I");
- 800,000 Ordinary Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period ("Triggering Event II");
- 800,000 Ordinary Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $17.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period ("Triggering Event III");

The "Earnout Period" is the time period between the date that is 70 days after the Closing Date and the five year anniversary of the Closing Date.

Earnout shares are subject to market vesting conditions and internal milestone conditions. They have been recognised as an incremental share based payment upon consummation of the Capital Reorganisation under IFRS 2. Refer to Note 25 – Capital reorganization (the "SPAC Merger") for further details on the share based listing expense.

The fair value of the Earnouts has been estimated using a Monte Carlo simulation to calculate the pay-off based on contractual terms using the following key inputs:
- underlying asset value: a range of value between AUD $1,000,000 to AUD $4,000,000
- closing stock price at valuation date: $11.99
- price volatility of the company's shares, based on guideline companies adjusted for size and leverage: 25%
- discounted at the term-matched risk free rate: 3.9%

Earnout for Legacy Vast Shareholder:

In addition, upon the occurrence of Triggering Events I, II, and III discussed above, and of "Triggering Event IV" meaning the date on which a notice to proceed is issued under a contract in respect of the procurement of a 30MW/288MWhr concentrated solar power project at Port Augusta in South Australia, 2,799,999 Ordinary Shares are issuable to AgCentral pursuant to the Business Combination Agreement.

The quoted market price of Ordinary Shares that was used to determine the cost of listing is presumed to include an adjustment for these earnout shares. As a consequence, the fair value of the earnout shares issuable to Legacy Vast Shareholders is already factored into the cost of listing and a separate adjustment was not considered necessary.

MEP shares (equity settled):

The purpose of the Management Equity Plan ("MEP") was to provide medium to long term incentive to eligible employees and contractors of Vast by having a plan pool limit of 100 shares. 80 shares were issued during the year ended June 30, 2021 at a fair value of AUD $70 per share, with eligible employees and contractors paying cash of AUD $10 per share in addition to providing services to the Company in exchange for those shares. As the shares did not have any vesting conditions, the excess of the grant date fair value of the shares and the amount paid by the employees was recognised as share-based payment expense in full at the time of the grant of the shares. The shares did not carry any voting rights nor rights to any dividends or other distributions. Following the occurrence of a liquidity event as defined in the MEP Deed or as otherwise defined by the Board , the Board in its discretion could allow MEP shareholders an entitlement linked to the exit price in form of cash or conversion to ordinary shares from such an event. As per the MEP Deed, management's share is 25% of exit proceeds where the sale price is AUD $10,000,000 or less, or 33.33% where it is above AUD $10,000,000. Vast had historically accounted for the share-based payment as an equity-settled scheme, as Vast had determined that it did not have a present obligation to settle the share-based payment in cash.

On February 14, 2023, Vast, AgCentral Energy and the participants to the MEP entered into a MEP De- SPAC Side Deed and Amendment to the MEP Deed to clarify a suitable mechanism for MEP participants to realise the economic benefit of their MEP Shares. The key modification terms of the MEP De-SPAC Side Deed and Amendment to the MEP Deed include the introduction of a vesting period and 'Agreed Fixed Deductions' to be used in allocation of profits on completion of the Capital Reorganisation. The modification of the terms and conditions of the MEP did not increase the total fair value of the share-based payment arrangement and was not beneficial to the MEP participants. As a result, there was no additional expense recognised.

The MEP shares meet the definition of a share-based payment arrangement as eligible employees and contractors will receive equity instruments in exchange for services provided to the Company, with a partial cash subscription payment. Accordingly, MEP shares are recognised at their grant date fair values of AUD $70 per share, with the difference between cash proceeds received (AUD $10 per share) and the fair value of MEP shares recognised within the share-based payment reserve.

In addition, immediately prior to the consummation of the Capital Reorganisation, 5 MEP shares were cancelled on December 18, 2023.

Upon consummation of the Capital Reorganisation, the 75 MEP shares issued to eligible employees and contractors of Vast were converted into 2,036,900 Ordinary Shares, forming part of the Legacy Vast issued capital. The 75 MEP shares converted at a rate of 26,453 Ordinary Shares per MEP, with 5 MEP shares receiving an additional 10,581 Ordinary Shares per MEP share. The additional value allocated to these shares were recognised at fair value and expensed immediately through profit or loss within share based payment expense for USD 600,000 (refer to Note 5 – Expenses).

Shares issued under the Employee share plan for the benefit of participants in Vast's Equity Remuneration Schemes (equity settled):

On December 18, 2023, 264,533 Ordinary Shares were granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the consummation of the Capital Reorganisation. Vast consolidates the trust. These shares are treated as treasury shares with nil carrying value as at June 30, 2024. Those shares were issued by Vast at the discretion of AgCentral Energy. As such, Vast made a grant of share based payment to employees, including key management personnel. Refer to Note 26 – Related Party Transactions for further details.

The employee shares have the following key terms and conditions attached to them:

- For the purposes the IFRS 2 charge the fair value at grant date was calculated using $11.99 per share
- Vesting Conditions: The shares will vest on expiry of the Disposal Restriction Period.
- Service Conditions: The employees have to still be employed on expiry of the Disposal Restriction Period.
- Disposal Restriction Period: The shares will be subject to a total restriction on disposal for a period of 12 months commencing on the issue of the shares.

- Shares will be held on trust by Vast Employee Share Holdings Pty Ltd as trustee for the Vast Employee Share Trust.

These shares have vesting conditions attached to them and therefore a share-based payment expense was recorded under IFRS 2 at fair value through profit or loss for $1,675,876 (refer to Note 5 – Expenses).

Movement in foreign currency translation reserve is as follows:

	2024	2023
	(In thousands of US Dollars)	
As of July 1	3,285	2,394
Movement during the year	(402)	891
As of June 30	2,883	3,285

To the extent that the amount recognised in the foreign currency translation reserve arose as a consequence of translating the company's financial statements into the USD presentation currency, these amounts may subsequently be reclassified to profit or loss.

Movement in capital contribution reserve is as follows:

	2024	2023
	(In thousands of US Dollars)	
As of July 1	4,591	3,452
Interest forgiveness on convertible notes and shareholder loan	—	1,517
Derecognition upon consummation of the Capital Reorganization	(4,591)	—
Deferred tax impact	—	(378)
As of June 30	—	4,591

The capital contribution reserve represents the modification adjustment from loan from shareholder and convertible note issued to AgCentral Energy (Noteholder). The Noteholder agreed to changes to the terms and conditions, which included interest waivers and term extensions as outlined in Note 13 – Borrowings and other financial liabilities, in their capacity as the shareholder of the entity. The gains arising as a result of the changes to the terms and conditions were therefore recognised directly in equity as a contribution in their capacity as owner. Modification adjustments presented are never reclassified to profit or loss. The balance in the reserve was derecognised against Issued Capital upon the consummation of the Capital Reorganisation and derecognition of the convertible notes.

(21) Accumulated losses/Retained Earnings

Movements in accumulated losses were as follows:

	2024	2023	2022
	(In thousands of US Dollars)		
As of July 1	(39,649)	(24,432)	(18,239)
Loss during the year	(293,445)	(15,217)	(6,193)
As of June 30	(333,094)	(39,649)	(24,432)

(22) Financial Instruments - Fair Value and Financial Risk management

This note explains Vast's accounting classifications and fair values including its exposure to financial risks and how these risks could affect Vast's future financial performance. Current year profit and loss information has been included where relevant to add further context.

(a) Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value.

	June 30,	
	2024	**2023**
	(In thousands of US Dollars)	
Warrants liability designated at fair value – Level 1 hierarchy [1]	3,670	—
Nabors Backstop facility designated at fair value – Level 3 hierarchy [2]	6,953	—
Derivative financial instrument designated at fair value associated with EDF Promissory Note – Level 3 hierarchy [3]	561	—
Derivative financial instrument designated at fair value associated with Convertible Notes 3, 4 and 5 and Senior Convertible Notes – Level 3 hierarchy [4]	—	192

(1) Refer to Note 12. Warrants Liability for key valuation inputs applied to these warrants.

(2) The following table show the valuation technique used in measuring level 3 fair values for financial instruments measured at fair value as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Nabors Backstop facility designated at fair value – Level 3 hierarchy	Valuation have been determined by Discounted Cashflows	Probability of triggering contingent settlement feature: 0%

Refer to Note 13 – Borrowings and other financial liabilities - (b) Nabors Backstop Agreement for key valuation inputs.

(3) The following table show the valuation technique used in measuring level 3 fair values for financial instruments measured at fair value as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Derivative financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Black-Scholes formula adjusted for dilution	Risk free rate: 4.48% Volatility: 70%

A 10% increase in the volatility assumption would result in a change of $203,000 in fair value of the derivative financial instrument as June 30, 2024 and 2023. A 10% increase in the risk-free rate assumption would not result in a material change in fair value of the derivative financial instrument as of June 30, 2024 and 2023.

(4) The following table shows the valuation technique used in measuring level 3 fair values for derivative financial instruments measured at fair value associated with Convertible Notes 3, 4, and 5 and Senior Convertible Notes as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Derivative financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Black-Scholes formula adjusted for dilution	Risk free rate: not applicable Volatility: not applicable

Reconciliation of level 3 fair values

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values.

Movements in derivative financial instruments	(In thousands of US Dollars)
Opening balance as of July 1, 2023	192
Additions – Embedded derivative associated to EDF Promissory Note	5,616
Additions – Embedded derivative associated to Senior Convertible Notes	288
Fair value changes recognised as unrealised loss in profit or loss – Embedded derivative associated with EDF Promissory Note	(4,925)
Fair value changes recognised as realised loss in profit or loss – Embedded derivative associated with Senior Convertible Notes	2,334
Fair value changes recognised as realised loss in profit or loss – Embedded derivative associated with Convertible Notes 3,4 and 5	168,042
Conversion to Issued Capital upon consummation of the Capital Reorganisation - Embedded derivatives associated with Convertible Notes 3,4 and 5 and Senior Convertible Notes	(170,986)
Closing balance as of June 30, 2024	561
Opening balance as of July 1, 2023	32
Fair value changes recognised as unrealised gain in profit or loss	(5)
Closing balance as of June 30, 2024	27

Fair value changes recognised as realised losses reflect the mark to market valuation for the embedded derivative related to the Existing Convertible Notes 3, 4 and 5, and Senior Convertible Notes for the period from July 1, 2023 to December 18, 2023. The valuation of these instruments immediately prior to the close of the capital reorganization arrangement have utilised a share price of $11.99 as the spot price, being Vast's closing stock price on December 18, 2023. Derivative valuations have been determined by a Black- Scholes formula adjusted for dilution. Volatility of 40% has been applied as at December 18, 2023 against all tranches. Risk free rates of 5.63% (Convertible Notes 3, 4 and 5) and of 5.15% (Senior Convertible Notes) have been applied as at December 18, 2023. As of June 30, 2024 the risk free rate of 4.48% and volatility of 70% was used for the fair value assessment.

(b) Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not Vast's functional currency i.e. AUD.

Exposure

Vast's exposure to foreign currency risk at the end of the reporting period, expressed in EUR and USD are as follows:

	June 30,	
	2024	**2023**
	(In thousands)	
Trade payables		
EUR	94	17
USD	62	66

Amounts recognised in profit or loss and other comprehensive income:

During the year, the following foreign exchange related amounts were recognised in profit or loss:

	Twelve Months Ended June 30,		
	2024	2023	2022
	(In thousands of US Dollars)		
Amounts recognised in profit or loss			
Unrealised Currency Gain/(Loss)	3	1	(1)
Realised Currency (Loss)/Gains	(200)	14	2
	(197)	15	1

Given the limited exposure, Vast manages its foreign exchange risk exposure by monitoring exchange rates at regular intervals before making an informed decision to transact in such currencies.

(c) Credit risk

Credit risk is the risk of financial loss to Vast if a customer or counterparty to a financial instrument fails to meet its contractual obligations arising principally from Vast's receivables from customers. Credit risk arises from cash and cash equivalents as well as credit exposures from customers, including outstanding receivables. The carrying amount of financial assets represents the maximum credit exposure.

Trade receivables

Vast's exposure to credit risk is influenced mainly by the individual characteristics of each customer which are primarily government organisation and joint operator. Vast applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. Management believes that Vast's overall exposure to credit risk from Trade receivables to be not material.

Cash and cash equivalents

Vast held cash and cash equivalents of $11,081,184 and $2,060,000 as of June 30, 2024 and 2023, respectively. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- based on Standard and Poor's ratings. Management believes that Vast's overall exposure to credit risk from cash and cash equivalents to be not material.

(d) Liquidity risk

Liquidity risk is the risk that Vast will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Vast's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Vast's reputation.

Vast's exposure to Liquidity risk primarily pertains to the Promissory Note issued by HoldCo to EDF. Coupon interest is payable at the rate of 3% per annum on the principal outstanding while interest accrues daily and is capitalised and payable at maturity (i.e. December 14, 2028).

During the year ended June 30, 2024, as part of the Capital Reorganisation, Vast entered into a Noteholder Support and Loan Termination Agreement whereby each of the convertible notes held by AgCentral Energy were discharged and terminated in exchange for Ordinary Shares, as repayment of all the principal outstanding and accrued interest immediately prior to the de-SPAC process.

	As of June 30, 2024				
	(In thousands of US Dollars)				
	Carrying amount	Total contractual cash flows	2 months or less	3 – 36 months	Beyond 36 months
Promissory Note - EDF	(5,869)	10,928	—	—	(10,928)
Backstop Agreement - Nabors	(6,953)	6,953	—	(6,953)	—
Deferred consideration	(959)	994	—	(994)	—
Trade Payables	(5,157)	5,157	(5,157)	—	—
Warrants liability	(3,670)	3,670		(3,670)	—
Lease liabilities	(433)	578	(20)	(199)	(359)
Total non-derivatives	(23,040)	28,280	(5,177)	(11,816)	(11,287)

	As of June 30, 2023				
	(In thousands of US Dollars)				
	Carrying amount	Total contractual cash flows	2 months or less	3 – 36 months	Beyond 36 months
Convertible notes	(21,415)	21,708	—	(21,708)	—
Loan from shareholder	(5,531)	5,704	—	(5,704)	—
Deferred consideration	(955)	995	—	(995)	—
Trade Payables	(5,622)	5,622	(5,622)	—	—
Lease liabilities	(54)	57	(7)	(50)	—
Total non-derivatives	(33,577)	34,086	(5,629)	(28,457)	—
Derivative financial instruments	(192)	192	—	(192)	—

In order to manage its liquidity to fund the operating cash flows and maintain these minimum liquidity reserve levels, it is likely that additional working capital funding will be required. If Vast is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses.

(23) Contingent Asset, Liabilities & Commitments

1) In 2021, the Company received contributions from the Australian Renewable Energy Agency (ARENA) in relation to funding a 30 MW concentrated solar thermal power reference plant variation contract (variation funding agreement). In relation to the funding agreement, the arrangement includes a clause on change of control, which indicated that if the Company failed to get funding to build the facility in Australia by May 31, 2024 but obtains finance for an offshore facility before that period, it would give rise to the requirement to repay a proportion of funding received from ARENA. At reporting date and upon entering into BCA, the Company did not identify such circumstances, as significant progress has been made on this facility in Australia. Refer to Note 2 – Summary of Material Accounting Policies — (b) Going concern..

2) On December 7, 2023, the Company entered into a Joint Development Agreement ("JDA") with EDF, pursuant to which :

   a.   the Company and EDF will co-develop CSP Projects (as defined in the JDA) on an exclusive basis, subject to certain preexisting exceptions, in (i) Australia and, (ii) subject to certain conditions relating to expanding this exclusivity, other jurisdictions,
   b.   EDF will be provided with a right to elect to invest equity in CSP Projects which become Approved Projects (as defined in the JDA) and
   c.   the Company will have the right to be the exclusive supplier of CSP Technology to all Potential Eligible Projects, Eligible Projects and Approved Projects (each as defined in the JDA).

Pursuant to the EDF JDA, the parties have agreed to collaborate on certain development activities with respect to CSP Projects. The Company and EDF will establish a steering committee, composed of two appointees from each party, to oversee and govern the activities of the EDF JDA. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement ("JVA") will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the total equity capital for an Approved Project, and (2) up to 75% of the total equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate. Neither party will contribute any pre-existing background intellectual property used in the joint effort; however, intellectual property rights developed or derived by either party in connection with the EDF JDA will be jointly owned by both the Company and EDF, and each party grants the other party a royalty-free, non-exclusive license to other intellectual property used in connection with the EDF JDA.

The EDF JDA will automatically terminate upon the later of (1) seven years from the closing date of the EDF Note Purchase Agreement and (2) the date the parties entered into a JVA with respect to an Approved Project with an expected nameplate capacity equal to or exceeding 200 megawatts, which may include a JVA for VS1, VS3 and SM1. The EDF JDA contains customary provisions regarding certain events of default and each party's right to terminate its obligations thereunder. In the event a party contemplates a Change of Control of such party, the other party must first consent to such Change of Control but such consent may not be unreasonably withheld or delayed if (1) the transferor is the Company, it continues to own 100% of the CSP Technology and the Background IP (as defined therein) and (2) the transferee continues to have the technical and financial capability to perform its obligations under the EDF JDA.

Refer to Note 14 – Interest in other entities for details regarding the joint agreement with EDF.

(24) Subsequent Events

The Company has assessed all events from June 30, 2024, up through October 28, 2024, which is the date these consolidated financial statements are available to be issued, there are no other material subsequent events that require disclosure in these consolidated financial statements.

(25) Capital reorganization (the "SPAC Merger")

The Capital Reorganisation was accounted for as a capital reorganization by Vast. The merger was achieved by Vast issuing Ordinary Shares to NETC shareholders in exchange for the net liabilities of NETC as of the closing date.

The Capital Reorganisation was not within the scope of IFRS 3 because NETC did not meet the definition of a business in accordance with IFRS 3. Rather, the Capital Reorganisation was accounted for as an asset acquisition, with the difference between the fair value of the purchase consideration of NETC over the fair value of NETC's identifiable net liabilities acquired expensed as service for stock exchange listing under IFRS 2.

Vast was determined to be the accounting acquirer based on the following:

◦ Vast's previous majority shareholder has a majority voting interest;

◦ AgCentral Energy, a Legacy Vast Shareholder, has the ability to nominate the majority of the members of the Board;

◦ The existing senior management of Vast continues to be the senior management following the Capital Reorganisation;

◦ The business of Vast comprises the ongoing operations following the Capital Reorganisation; and

◦ Vast was the larger entity, both in terms of substantive operations and number of employees.

Share based listing expenses of $106,017,000 represent non-cash IFRS 2 charges recorded in connection with the consummation of the Capital Reorganisation.

The transaction is accounted for in accordance with IFRS 2 with an expense reflected for the difference between the fair value of the Ordinary Shares issued to NETC shareholders as compared to the fair value of NETC's net assets or liabilities, as relevant, contributed. The fair value of the Ordinary Shares was determined based on a quoted market price of $11.99 per Ordinary share at closing as of December 19, 2023.

The estimated fair value of the equity instruments issued to NETC shareholders considers the impact of Ordinary Shares issuable to Legacy Vast Shareholders (i.e. AgCentral Energy and certain employees and former employees of Vast), upon the occurrence of certain Triggering Events or earlier, upon a change of control in accordance with the earnout provisions. Refer to Note 20 – Reserves for further details.

The fair value of share consideration of $94,811,000 and NETC's net liabilities of $11,206,000 result in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of $106,055,055. The difference is reflected as a share based listing expense of $106,017,000 for the services provided by NETC in connection with the listing. The fair value calculation of $94,811,000 is based on the estimated fair value of Ordinary Shares issued to NETC shareholders in connection with the SPAC
Merger, including an estimated fair value of the Earnout Shares for NETC of $22,576,000.

These financial statements for the year ended June 30, 2024 give effect to the Capital Reorganisation and related transactions summarized below:

Ordinary Shares issued in exchange for the following (in thousands):

NETC Class A Common Stock[b]	805
Backstop Commitment Fee[f]	350
NETC Class F Common Stock[b]	3,000
Accelerated Earnback Shares[f]	1,500
Ordinary Shares issued	5,655
Fair value of Ordinary shares issued in exchange for NETC shares valued at $11.99 per share	67,799
Vast Warrants issued in exchange for NETC warrants[c]	4,129
Shares issued as settlement of transaction expenses[e]	307
Fair value of earnout for NETC Sponsor[g][h]	22,576
Fair value of share consideration	94,811
Adjusted NETC's net liabilities upon closing[a]	11,206
Total	106,017

(a) the merger of NETC with and into Neptune Merger Sub Inc., a wholly owned subsidiary of Vast, with NETC surviving the merger as a wholly-owned subsidiary of Vast. The net liabilities of NETC upon closing were as follows:

	As at December 18, 2023 (in thousands)
Assets:	
Cash	9,203
Prepaid expenses	1,325
Total assets	10,528
Liabilities:	
Trade and Other Payables	21,525
Income taxes payable	209
Total liabilities	21,734
Total net liabilities	(11,206)

(b) the completion of the Vast pre-closing reorganization, which included the Existing Convertible Note Conversion, the MEP Share Conversion, and the Vast Split Adjustment; the exchange of all outstanding Founder Shares into 3,000,000 Ordinary Shares, and all outstanding NETC Class A Shares that were not redeemed by the Class A shareholders into an equivalent number of Ordinary Shares;

(c) the exchange of all outstanding NETC Warrants into an equal number of Vast Warrants, with substantially the same terms;

(d) the entry into various agreements with CAG, under which CAG committed to invest $7000000 of PIPE Financing. CAG and Vast agreed that this commitment would be satisfied by CAG's purchase of Class A common stock of NETC from existing NETC stockholders who previously elected to redeem their shares in connection with the Capital Reorganisation and whose redemption election would be reversed. The $7000000 included in Cash has been reflected in Issued Capital of Vast upon consummation of the Capital Reorganisation;

(e) the issuance of 171,569 Ordinary Shares to Guggenheim Securities as consideration for its services. A resulting loss of $300000 upon consummation of the Capital Reorganisation has been recorded within share based listing expenses;

(f)   the issuance of 1,500,000 Ordinary Shares as Accelerated Earnback Shares pursuant to the Nabors Backstop Agreement and issuance of 350,000 Ordinary Shares as Incremental Funding Commitment Fee pursuant to the October Notes Subscription Agreement.

(g)   During the Earnout Period, Vast may issue up to an aggregate of 2400000 additional Ordinary Shares to NETC Sponsor in three equal tranches and up to an aggregate of 1300000 Ordinary Shares to Legacy Vast Shareholders in three equal tranches, upon the occurrence of each Triggering Event. Refer to Note 20 – Reserves for further details.

(h)   Additionally, Vast may also issue 1500000 Ordinary Shares to Legacy Vast Shareholders upon receiving a notice to proceed under a contract for the procurement of a concentrated solar power plant at Port Augusta, in South Australia. Refer to Note 20 – Reserves for further information.

Also included in the Capital Reorganisation, yet not forming part of the purchase consideration for the asset acquired are the following transactions:

•   the entry into Equity Subscription Agreements and a Notes Subscription Agreement (including the October Notes Subscription Agreement) by Nabors Lux and AgCentral Energy to purchase up to $15,000,000 each ($30,000,000 combined) of Ordinary Shares for $10.20 per share through the issuance of up to $5,000,000 to AgCentral Energy and $7,500,000 to Nabors Lux of Senior Convertible Notes ($12,500,000 combined of Senior Convertible Notes from time to time beginning on the date of signing of the BCA and ending on the Closing Date and $12,500,000 to AgCentral Energy and $10,000,000 to Nabors Lux ($22,500,000 combined) of committed subscriptions under the PIPE Financing funded on the Closing Date;

•   the entry into the Nabors Backstop Agreement (as amended by the amendment to the Nabors Backstop Agreement dated December 7, 2023) by Nabors Lux to provide $10,000,000 backstop to Vast to underwrite the potential investment by additional investors provided that the amount of the backstop be reduced dollar-for-dollar by (a) the balance of cash remaining in NETC's trust account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders and (b) amounts invested by additional third parties (other than Nabors Lux, AgCentral Energy, CAG, EDF and their respective affiliates);

•   the entry into the EDF Note Purchase Agreement to purchase the Promissory Note with an aggregate principal amount of EUR €10,000,000 (equivalent to approximately $10,831,953 on December 18, 2023);

The following summarized the number of Ordinary Shares issued upon closing of the Capital Reorganisation:

	Shares issued upon closing of the Capital Reorganisation	
	Ownership in shares	%
Legacy Vast shareholders	20,499,999	70.0%
Other	804,616	2.7%
NETC initial stockholders	4,500,000	15.4%
Shares issued to Nabors Lux and AgCentral Energy in connection with financing transactions	3,315,700	11.3%
Shares issued as settlement of transaction expenses	171,569	0.6%
Total shares issued upon closing	29,291,884	100%

(26) Related Party Transactions

a) Majority Shareholders

Name	Type	Place of incorporation	Ownership interest 2024	2023	2022
AgCentral Energy Pty Ltd	Parent	Australia	71	100 %	—
AgCentral Pty Ltd	Parent	Australia	—	—	100 %
Nabors Industries Ltd.	Shareholder	USA	32 %	—	—

During the year ended June 30, 2023, under a tripartite novation deed, AgCentral Pty Ltd novated the totality of its ordinary shares to AgCentral Energy Pty Ltd.

b) Subsidiaries

Name	Type	Place of incorporation	Ownership interest 2024	2023
Nabors Transition Energy Corp	Subsidiary	United States	100 %	- %
Neptune Merger Sub, Inc.	Subsidiary	United States	- %	100 %
NWQHPP Pty Ltd	Subsidiary	Australia	100 %	100 %
Solar Methanol 1 Pty Ltd	Subsidiary	Australia	100 %	100 %
Vast Solar Aurora Pty Ltd	Subsidiary	Australia	100 %	100 %
Vast Solar 1 Pty Ltd	Subsidiary	Australia	100 %	100 %
Vast Solar Consulting Pty Ltd	Subsidiary	Australia	100 %	100 %
Vast Employee Shareholdings Pty Ltd	Subsidiary	Australia	100 %	- %
Vast Intermediate HoldCo Pty Ltd	Subsidiary	Australia	100 %	- %
Vast Australia HoldCo Pty Ltd	Subsidiary	Australia	100 %	- %
HyFuel Solar Refinery Pty Ltd	Subsidiary	Australia	100 %	- %
Vast Renewables HoldCo Corp	Subsidiary	United States	100 %	- %
Vast Renewables Management Services LLC	Subsidiary	United States	100 %	- %
Vast US Projects HoldCo Corp	Subsidiary	United States	100 %	- %
El Paso ProjectCo LLC	Subsidiary	United States	100 %	- %

c) **Transactions with other related parties**

The following transactions occurred with related parties:

	For the year ended June 30,		
	2024	2023	2022
	(In US Dollars)		
Lease rental payment to other related parties	50,115	42,503	44,395
Loan drawn down from parent entity – subsequently converted to Issued Capital upon consummation of the Capital Reorganisation	12,500,000	4,015,043	1,837,985
Loan drawn down from investors – subsequently converted to Issued Capital upon consummation of the Capital Reorganisation	10,000,000	9,348,000	2,091,490
Backstop Facility drawn down from investors	6,952,533	—	—
Gain on modification of borrowings recognised in the Capital contribution reserve	(4,591,000)	1,138,951	1,696,682
Settlement of all Convertibles Notes, Senior Convertible Notes and Loans from Shareholder upon consummation of the Capital Reorganisation	(226,373,000)	—	—
Gain on revaluation of derivative financial instruments	170,376,000	(105,425)	(2,511)
Movement in Investment in joint venture	(205,657)	(241,558)	1,597,235
Share based payment expense for the transfer of 264,533 Ordinary Shares issued to the employee share trust and granted to certain employees of Vast.	1,675,876	—	—

d) **Key management personnel compensation**

	For the year ended June 30,		
	2024	2023	2022
	(In US Dollars)		
Short-term employee compensation/benefits	2,796,353	1,775,288	1,129,686
Share-based payment expense [1] [2]	1,189,433	—	—
Long-term employee compensation/benefits	28,587	27,160	10,646
	4,014,373	1,802,448	1,140,332

(1)   Additional value allocated to the MEP shares as discussed in note Note 20 – Reserves, were recognised at fair value and expensed immediately through profit or loss during the twelve months ended June 30, 2024, within share based payment expense for $600,000.

(2)   In addition, the Share based payment expense of $1,675,876 for the transfer of 264,533 Ordinary Shares issued to the employee share trust and granted to certain employees of Vast, for the twelve months ended June 30, 2024 as shown above, includes a portion of $600,000 for the shares granted to key management personnel.

In addition to the compensation outlined above, certain directors and executive officers of Vast are beneficiaries of Ordinary Shares. These shares were issued in settlement of MEP shares that had been granted, vested and expensed in previous years. The total number of Ordinary Shares, including NETC Warrants, issued to key management personnel is 3,616 during the twelve months ended June 30, 2024 (June 30, 2023: nil).

e) Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30,	
	2024	2023
	(In US Dollars)	
Trade and other receivables owed from related party - Nabors Lux 2 S.a.r.l.	—	—
Trade and other payables owed to related party - Capital Airport Group	—	(54,000)
Lease liabilities for lease arrangement with related party	32,543	—

f) Loans to/(from) related parties

	June 30,	
	2024	2023
	(In US Dollars)	
Loan to joint venture	456,468	225,000
Loan from shareholder	(6,952,533)	(5,531,000)
Loans from shareholder – Convertible Note 3	—	(8,762,000)
Loans from shareholder – Convertible Note 4	—	(4,405,000)
Loans from shareholder – Convertible Note 5	—	(1,114,000)
Loans from shareholder – Senior Convertible Note	—	(2,438,000)

g) Terms and conditions

Refer to Note 13 – Borrowings and other financial liabilities - (a) & (b) respectively, for terms and conditions primarily in relation to convertible notes and loan from shareholder. In relation to the leasing arrangement with related party, they have been entered into arm's length basis.

(27) Remuneration of Auditors

The consolidated financial statements of Vast for each of the years ended June 30, 2024, 2023 and 2022, appearing in this Annual Report have been audited by PricewaterhouseCoopers ("PwC"), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The table below sets out the total amount of services rendered to us by PricewaterhouseCoopers ("PwC") for services performed in the year ended June 30, 2024, 2023 and 2022, and breaks down these amounts by category of service:

	Year ended June 30,					
	2024		2023		2022	
	(In US Dollars)					
Audit Fees	$	351,084	$	372,641	$	328,000
Audit Related Fees	$	748,496	$	1,328,818	$	—
Tax Fees	$	—	$	—	$	—
All Other Fees	$	—	$	—	$	—
Total	$	1,099,580	$	1,701,459	$	328,000

Audit Fees

Audit fees for the years ended June 30, 2024 and 2023 include fees for the audit of our annual financial statements and those of investment, SiliconAurora . This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit Related fees for the years ended June 30, 2024 and 2023 were related to required assurance services in connection with SEC filling requirements.

Tax Fees

None.

All Other Fees

None.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. All of the fees described above were pre-approved by our board of directors prior to our listing on Nasdaq and by the Audit Committee after our listing on Nasdaq.

(28) Cash Flow Information

a) Net cash used in operating activity

No cash interest and no cash taxes were paid during the year ended June 30, 2024 or June 30, 2023. The change in operating assets and liabilities, specifically Trade and other payables includes $18,660,944 of payables from NETC that were extinguished upon consummation of the Capital Reorganisation. Refer to Note 25 – Capital reorganization (the "SPAC Merger") for further details.

b) Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	June 30,	
Net debt	2024	2023
	(In thousands of US Dollars)	
Cash and cash equivalents	11,081	2,060
Borrowings and other financial liabilities	(12,821)	(26,946)
Lease liabilities	(433)	(54)
Net debt	(2,172)	(24,940)

c) **Net debt movements:**

	Liabilities from financing activities	
	Borrowings and other financial liabilities	Leases
	(In thousands of US Dollars)	
Net debt as of July 1, 2021	(15,431)	(137)
Proceeds from loan from related party	(1,838)	—
Capital contribution (excluding tax impact)	2,315	—
Fixed payments	—	46
Interest payments	(2,109)	(10)
Interest expense	1,431	8
Net debt as of July 1, 2022	(15,632)	(93)
Proceeds from loan from related party	(11,138)	—
Capital contribution (excluding tax impact)	1,517	—
Fixed payments	—	43
Interest expense	(2,461)	(6)
Foreign exchange differences	767	3
Net debt as of June 30, 2023	(26,946)	(53)
Proceeds from loans	(35,285)	—
Additions	(5,000)	(394)
Conversion of loans from AgCentral Energy Ltd	34,447	—
Conversion of loans from Nabors Lux	15,000	—
Fair value of embedded derivatives	5,486	—
Fixed payments	—	55
Interest expense	(522)	(23)
Foreign exchange differences	—	(18)
Net debt as of June 30, 2024	(12,821)	(433)

d) **Non-cash investing and financing activities**

Non-cash investing and financing activities disclosed in other notes are:

- Right -of-use assets — See Note 16 – Right -of-use assets

- Grant of MEP shares and Earnout Shares — See Note 20 – Reserves

- Derivative financial instrument — See Note 13 – Borrowings and other financial liabilities

- Capital Reorganisation - See Note 25 – Capital reorganization (the "SPAC Merger")

Consolidated Entity Disclosure Statement (CEDS)

As at June 30, 2024

Name of entity	Type of entity	Trustee, partner or participant in JV	% of share capital	Place of incorporation	Australian resident or foreign resident*	Foreign jurisdiction(s) of foreign residents
Vast Renewables Limited	Body Corporate	-	n/a	Australia	Australian	n/a
Vast Employee Share Holdings Pty Ltd	Body Corporate	Trustee	100	Australia	Australian	n/a
Vast Renewables Limited Employee Share Trust	Trust	-	n/a	n/a	n/a	n/a
Vast Solar Consulting Pty Ltd	Body Corporate	-	100	Australia	Australian	n/a
Vast Intermediate Holdco Pty Ltd	Body Corporate	-	100	Australia	Australian	n/a
Vast Australia Holdco Pty Ltd	Body Corporate	-	100	Australia	Australian	n/a
HyFuel Solar Refinery Pty Ltd	Body Corporate	-	100	Australia	Australian	n/a
Vast Solar 1 Pty Ltd	Body Corporate	-	100	Australia	Australian	n/a
Solar Methanol 1 Pty Ltd	Body Corporate	-	100	Australia	Australian	n/a
NWQHPP Pty Ltd	Body Corporate	-	100	Australia	Australian	n/a
Vast Solar Aurora Pty Ltd	Body Corporate	-	100	Australia	Australian	n/a
Nabors Energy Transition Corp	Body Corporate	-	100	United States	Foreign	United States
Vast Renewables HoldCo Corp	Body Corporate	-	100	United States	Foreign	United States
Vast Renewables Management Services LLC	Body Corporate	-	100	United States	Foreign	United States
Vast US Projects HoldCo Corp	Body Corporate	-	100	United States	Foreign	United States
El Paso ProjectCo LLC	Body Corporate	-	100	United States	Foreign	United States

* Vast has determined that the Australian resident entities are not resident in any other jurisdiction, and the subsidiaries incorporated in the United States are resident only in the United States under United States corporate law.

Basis of preparation

This CEDS has been prepared in accordance with the *Corporations Act 2001* and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with *AASB 10 Consolidated Financial Statements*.

DIRECTORS' DECLARATION

In the directors' opinion:

a.   the financial statements and notes set out on pages F-43 to F-97 are in accordance with the Corporations Act 2001, including:

      i.   complying with Australian Accounting Standards, and the Corporations Regulations 2001; and

      ii.   giving a true and fair view of the consolidated entity's financial position as at 30 June 2024 and of its performance for the financial year ended on that date; and

b.   there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

c.   the consolidated entity disclosure statement on page F-98 is true and correct, and

Note 2(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Vast Renewables Limited

Date: October 28, 2024   By: /s/ Craig David Wood

                                                              Craig David Wood
                                                              Chief Executive Officer
                                                               (Principal Executive Officer)